Koor Industries Ltd. (an Israeli Corporation)

Financial Statements as at December 31, 2003
--------------------------------------------------------------------------------




Contents


                                                                           Page


Auditors' Report                                                             2


Financial Statements

Consolidated Balance Sheets                                                  3

Company Balance Sheets                                                       4

Consolidated Statements of Operations                                        5

Company Statements of Operations                                             6

Statement of Shareholders' Equity                                            7

Consolidated Statements of Cash Flows                                       10

Company Statements of Cash Flows                                            16

Notes to the Financial Statements                                           18

Auditors' Report to the Shareholders of
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (hereinafter - the "Company" or Koor) and the consolidated balance sheets of the Company and its subsidiaries as at December 31, 2003 and 2002, and the related statements of operations, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 20% and 15% of the total consolidated assets as at December 31, 2003 and 2002 respectively, and whose revenues constitute 19%, 20% and 48% of the total consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Furthermore, we did not audit the financial statement of certain affiliates, whose company's investments constitute NIS 218,081 thousand and NIS 231,815 thousand, as at December 31, 2003 and 2002, respectively, and its equity in losses constitute NIS 12,875 thousand, NIS 6,748 thousand and NIS 9,438 thousand for the years ended December 31, 2003, 2002 and 2001, respectively. The financial statements of those subsidiaries and affiliates were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such investee companies, is based solely on the said reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2003, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. The implementation of US GAAP has an effect on the consolidated balance sheets as at December 31, 2003 and 2002, and on the statements of operations and statements of shareholder's equity for each of the three years the last of which ended December 31, 2003, as described in Note 28 of the financial statements.

As explained in Note 2B, the above-mentioned financial statements are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

As discussed in Note 18A(1) to the financial statements, there is an investigation which is being conducted by the Restrictive Trade Practices Authority, concerning the alleged coordination of operations within The Koor Group with respect to the products of its subsidiaries - Tadiran Ltd. and Telrad Networks Ltd.


Somekh Chaikin
Certified Public Accountants (Isr.)


March 30, 2004

Consolidated Balance Sheets as at December 31
-------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                             ----------------
                                                                                   December 31                    December 31
                                                                       ------------------------------------
                                                                                    2003              2002               2003
                                                                       -----------------  -----------------  ----------------
                                                                 Note             NIS thousands                US $ thousands
                                                        -------------- ------------------------------------  ----------------


Assets

Current assets
Cash and cash equivalents                                                       593,403           790,099            135,511
Short-term deposits and investments                                 4           366,809         1,038,483             83,765
Trade receivables                                                   5         2,052,461         1,986,877            468,705
Other receivables                                                   6           452,170           452,900            103,259
Assets designated for sale                                      3B(2)            42,525            43,192              9,711
Inventories and projects in progress, net
 of customer advances                                               7         1,885,751         1,971,733            430,636
                                                                          -------------     -------------       ------------
Total current assets                                                          5,393,119         6,283,284          1,231,587
                                                                          -------------     -------------       ------------
Investments and long-term
 receivables
Investments in affiliates                                           8           943,764         1,041,296            215,520
Other investments and receivables                                   9           483,384           571,539            110,387
                                                                          -------------     -------------       ------------
                                                                              1,427,148         1,612,835            325,907
                                                                          -------------     -------------       ------------
Fixed assets                                                       10         2,928,407         3,139,862            668,738
                                                                          -------------     -------------       ------------
Intangible assets deferred tax assets and
 deferred expenses                                                 11         2,121,083         2,396,817            484,376
                                                                          -------------     -------------       ------------










                                                                          -------------     -------------       ------------
                                                                             11,869,757        13,432,798          2,710,609
                                                                          =============     =============       ============

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

In terms of shekels of December 2003



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                             ----------------
                                                                                   December 31                    December 31
                                                                       ------------------------------------
                                                                                    2003              2002               2003
                                                                       -----------------  -----------------  ----------------
                                                                 Note             NIS thousands                US $ thousands
                                                        -------------- ------------------------------------  ----------------



Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                                       12         1,577,402         2,315,499            360,220
Trade payables                                                     13         1,342,783         1,183,183            306,641
Other payables                                                     14         1,270,217         1,394,455            290,070
Customer advances, net of project
 in progress                                                        7           156,441           229,854             35,725
                                                                          -------------     -------------       ------------
Total current liabilities                                                     4,346,843         5,122,991            992,656
                                                                          -------------     -------------       ------------
Long-term liabilities
Net of current maturities:                                      15,21
Bank loans                                                                    3,006,343         3,837,369            686,536
Other loans                                                                     113,494           104,705             25,918
Convertible debentures                                                                -           397,504                  -
Customer advances                                                               194,094           262,897             44,324
Deferred taxes                                                    16F           199,787           195,449             45,624
Liability for employee severance benefits, net                     17           192,002           256,304             43,846
                                                                          -------------     -------------       ------------
Total long-term liabilities                                                   3,705,720         5,054,228            846,248
                                                                          -------------     -------------       ------------

Contingent liabilities and commitments                             18

Convertible debentures of subsidiary                                            340,270                 -             77,705
                                                                          -------------     -------------       ------------
Minority Interest                                                             1,736,531         1,528,410            396,559
                                                                          -------------     -------------       ------------
Shareholders' Equity                                               20         1,740,393         1,727,169            397,441
                                                                          -------------     -------------       ------------



                                                                          -------------     -------------       ------------
                                                                             11,869,757        13,432,798          2,710,609
                                                                          =============     =============       ============


                          ---------------------------------------           ----------------------------------------
March 30, 2004            Jonathan Kolber                                   Prof. Gabriela Shalev
                          Chief Executive Officer                           Member of the Board of Directors


The accompanying notes are an integral part of the financial statements.

Company Balance Sheets as at December 31
--------------------------------------------------------------------------------

In terms of shekels of December 2003


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                             ----------------
                                                                                   December 31                    December 31
                                                                       ------------------------------------
                                                                                    2003              2002               2003
                                                                       -----------------  -----------------  ----------------
                                                                 Note             NIS thousands                US $ thousands
                                                        -------------- ------------------------------------  ----------------



Assets

Current assets
Cash and cash equivalents                                                         9,205            24,791              2,102
Short-term deposits and investments                                 4           310,806           860,719             70,976
Short-term loans and current maturities
 of loans to investee companies                                                  16,480            98,966              3,763
Receivables:
  Investee companies                                                             28,650            21,436              6,543
  Others                                                            6            67,774            49,159             15,477
Assets designated for sale                                      3B(2)            42,525            43,192              9,711
                                                                          -------------     -------------       ------------
Total current assets                                                            475,440         1,098,263            108,572
                                                                          -------------     -------------       ------------
Investments and long-term receivables

Investments in investees                                            8         3,453,066         3,646,594            788,551
Other investments and receivables                                   9            33,177            56,030              7,577
                                                                          -------------     -------------       ------------
                                                                              3,486,243         3,702,624            796,128
                                                                          -------------     -------------       ------------
Fixed assets, net                                                  10            23,323            36,108              5,326
                                                                          -------------     -------------       ------------


                                                                          -------------     -------------       ------------
                                                                              3,985,006         4,836,995            910,026
                                                                          =============     =============       ============

                                  Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

In terms of shekels of December 2003


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                             ----------------
                                                                                   December 31                    December 31
                                                                       ------------------------------------
                                                                                    2003              2002               2003
                                                                       -----------------  -----------------  ----------------
                                                                 Note             NIS thousands                US $ thousands
                                                        -------------- ------------------------------------  ----------------



Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                                       12           588,535           785,866            134,399
Trade payables                                                     13               503             1,258                115
 Other payables:
 Investee companies                                                                  57           164,390                 13
Others                                                             14            43,266            78,062              9,880
                                                                          -------------     -------------       ------------
Total current liabilities                                                       632,361         1,029,576            144,407
                                                                          -------------     -------------       ------------
Long-term liabilities
Net of current maturities:                                     15, 21
Loans from banks and others                                                   1,610,768         2,071,868            367,839
Liability for employee severance
 benefits, net                                                     17             1,484             8,382                339
                                                                          -------------     -------------       ------------
Total long-term liabilities                                                   1,612,252         2,080,250            368,178
                                                                          -------------     -------------       ------------
Contingent liabilities and commitments                             18

Shareholders' equity                                               20         1,740,393         1,727,169            397,441
                                                                          -------------     -------------       ------------




                                                                          -------------     -------------       ------------

                                                                              3,985,006         4,836,995            910,026
                                                                          =============     =============       ============


                          ---------------------------------------           ----------------------------------------
March 30, 2004            Jonathan Kolber                                   Prof. Gabriela Shalev
                          Chief Executive Officer                           Member of the Board of Directors




The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations
--------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                     Year ended December 31                   ----------------
                                                        --------------------------------------------------         Year ended
                                                                                                                  December 31
                                                             2003                2002                 2001               2003
                                                        ---------      --------------         ------------    ---------------
                                                Note                            NIS thousands                  US $ thousands
                                               ------   --------------------------------------------------    ---------------



Revenue from sales
 and services                                  23A          7,690,430         7,099,790         7,463,419          1,756,207
Cost of sales and services                     23B          5,392,944         5,315,780         5,765,686          1,231,547
                                                         ------------      ------------      ------------       ------------
Gross profit                                                2,297,486         1,784,010         1,697,733            524,660

Selling and marketing expenses                 23C            940,457           814,777           815,101            214,765
General and administrative
 expenses                                      23D            460,744           489,369           524,195            105,217
                                                         ------------      ------------      ------------       ------------
Operating earnings                                            896,285           479,864           358,437            204,678
Financing expenses, net                        23E            228,200           408,437           432,437             52,112
                                                         ------------      ------------      ------------       ------------
                                                              668,085            71,427           (74,000)           152,566
Other income (expenses), net                   23F           (219,721)            5,824          (622,660)           (50,176)
Transfer to statement of income
 of translation differences of
 autonomous investee in voluntary
 liquidation                                  3B(1)                 -          (390,901)                 -                 -
                                                         ------------      ------------      ------------       ------------
Earnings (loss) before income tax                             448,364          (313,650)         (696,660)           102,390
Income tax                                     16G             85,372           141,179            38,830             19,496
                                                         ------------      ------------      ------------       ------------
                                                              362,992          (454,829)         (735,490)            82,894
Group's equity in the operating
 results of affiliates, net                    23G           (113,823)         (252,091)       (1,894,525)           (25,993)
                                                         ------------      ------------      ------------       ------------
                                                              249,169          (706,920)       (2,630,015)            56,901
Minority interest in
 subsidiaries, net                                           (202,807)          (60,049)            8,367             46,314
                                                         ------------      ------------      ------------       ------------

Net earnings (loss) from
 continuing activities                                         46,362          (766,969)       (2,621,648)            10,587
Result of discontinued
 activities, net                               23H                  -                  -          (29,279)                 -
Net earnings (loss) for the year                               46,362          (766,969)       (2,650,927)            10,587
                                                         ============      ============      ============       ============

                                                                  NIS               NIS               NIS                US$
                                                         ------------      ------------      ------------       ------------
Basic earnings (loss) per NIS 1
 par value of ordinary shares:                  26
Continuing activities                                           2.950           (50.547)         (172.608)             0.674
Discontinued activities                                             -                 -            (1.928)                 -
                                                                2.950           (50.547)         (174.536)             0.674
                                                         ============      ============      ============       ============


The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Operations
--------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                     Year ended December 31                   ----------------
                                                        --------------------------------------------------         Year ended
                                                                                                                  December 31
                                                             2003                2002                 2001               2003
                                                        ---------      --------------         ------------    ---------------
                                                Note                            NIS thousands                  US $ thousands
                                               ------   --------------------------------------------------    ---------------



Income
Management services
 from subsidiaries                                            25,006             35,573            34,161              5,710
Others, net                                   23F              5,691            365,431                 -              1,300
                                                        ------------       ------------      ------------       ------------
Total income                                                  30,697            401,004            34,161              7,010
                                                        ------------       ------------      ------------       ------------
Expenses
General and administrative
 expenses                                     23D             41,164             48,136            42,065              9,400
Others, net                                   23F                  -                   -           51,902                  -
Financing, net                                23E             35,108            199,808           198,448              8,018
                                                        ------------       ------------      ------------       ------------
Total expenses                                                76,272            247,944           292,415             17,418
                                                        ------------       ------------      ------------       ------------
Earnings (loss) before
 income tax                                                  (45,575)           153,060          (258,254)           (10,408)
Income tax                                                    55,667              3,722                  -            12,712
                                                        ------------       ------------      ------------       ------------
Earnings (loss) after
 income tax                                                   10,092            156,782          (258,254)             2,304

Koor's equity in the
 operating results of
 investee companies, net                      23G             36,270           (923,751)       (2,363,394)             8,283

Results of discontinued
 activities, net                              23H                  -                   -          (29,279)                 -
                                                        ------------       ------------      ------------       ------------
Net earnings (loss) for the
 year                                                         46,362           (766,969)       (2,650,927)            10,587
                                                        ============       ============      ============       ============


                                                                  NIS                NIS               NIS                US$
                                                         ------------       ------------      ------------       ------------

Basic earnings (loss )
 per NIS 1 par value of
 ordinary shares :                             26
Continuing activities                                          2.950            (50.547)         (172.608)             0.674
Discontinued activities                                            -                  -            (1.928)                 -
                                                        ------------       ------------      ------------       ------------
                                                               2.950            (50.547)         (174.536)             0.674
                                                        ============       ============      ============       ============



The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
--------------------------------------------------------------------------------

In terms of shekels of December 2003


                                                                   Number           Share         Capital          Company
                                                                       of         capital        reserves      shares held
                                                                 ordinary                                   by the company
                                                               shares (1)                                              and
                                                                                                              subsidiaries
                                                         ---------------- -----------------  -------------  ---------------
                                                                                                NIS thousands
                                                                          -------------------------------------------------



Balance at January 1, 2001                                    15,192,379         564,515       2,563,952        (272,458)

Changes during 2001:
Net loss                                                               -               -               -               -
Exercise of stock options granted to Israeli banks                     -               -             147               -
Expiring options granted to Israeli Banks                        (23,495)              -               -               -
Cumulative foreign currency translation adjustments, net               -               -               -               -
                                                          --------------  --------------   -------------   -------------
Balance at December 31, 2001                                  15,168,884         564,515       2,564,099        (272,458)
                                                          ==============  ==============   =============   =============



(1) Net of the Company holdings and its subsidiaries' holdings.


(TABLE CONTINUED)


                                                                      Cumulative        Retained           Total
                                                                         foreign        earnings
                                                                        currency       (deficit)
                                                                     translation
                                                                     adjustments
                                                                 -----------------------------------------------
                                                                               NIS thousands
                                                                 -----------------------------------------------



Balance at January 1, 2001                                             (702,507)      2,409,518       4,563,020

Changes during 2001:
Net loss                                                                      -      (2,650,927)     (2,650,927)
Exercise of stock options granted to Israeli banks                            -               -             147
Expiring options granted to Israeli Banks                                     -               -               -
Cumulative foreign currency translation adjustments, net                283,584                         283,584
                                                                  -------------   -------------   -------------
Balance at December 31, 2001                                           (418,923)       (241,409)      2,195,824
                                                                  =============   =============   =============






The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)


Statement of Shareholders' Equity
--------------------------------------------------------------------------------

In terms of shekels of December 2003


                                                                   Number           Share         Capital         Company
                                                                       of         capital        reserves     shares held
                                                                 ordinary                                  by the company
                                                               shares (1)                                             and
                                                                                                             subsidiaries
                                                              -------------------------------------------------------------
                                                                                             NIS thousands
                                                                           ------------------------------------------------



Balance at December 31, 2001                                  15,168,884         564,515       2,564,099        (272,458)

Changes during 2002:
Net loss                                                               -               -               -               -
Exercise of stock options to employees                             4,493              *-               -               -
Cumulative foreign currency translation adjustments, net               -               -               -               -
Provision for decline in value of autonomous investee
(see Note 3A(1))                                                       -               -               -               -
Transfer to statement of income of translation
differences
of autonomous investee in voluntary liquidation
(see Note 3B(1))                                                       -               -               -               -
                                                            ------------    ------------    ------------    ------------
Balance at 31 December, 2002                                  15,173,377         564,515       2,564,099        (272,458)

Changes during 2003:
Net earnings                                                           -               -               -               -
Exercise of stock options to employees                            67,783              *-               -               -
Issuance of "treasury stock" (see Note 20B)                      500,000               -               -         192,137
Cancellation of provision for decline in value of
autonomous
 investee (see Note 3A(1))                                             -               -               -               -
Cumulative foreign currency
 translation adjustments                                               -               -               -               -
                                                            ------------    ------------    ------------    ------------
Balance at December 31, 2003                                  15,741,160         564,515       2,564,099         (80,321)
                                                            ============    ============    ============    ============

*        Represents an amount lower than NIS 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.


(TABLE CONTINUED)


                                                             Cumulative        Retained           Total
                                                                foreign        earnings
                                                               currency       (deficit)
                                                            translation
                                                            adjustments
                                                         ----------------------------------------------
                                                                          NIS Thousands
                                                         ----------------------------------------------



Balance at December 31, 2001                                  (418,923)       (241,409)      2,195,824

Changes during 2002:
Net loss                                                             -        (766,969)       (766,969)
Exercise of stock options to employees                               -               -               -
Cumulative foreign currency translation adjustments, net        12,538               -          12,538
Provision for decline in value of autonomous investee
(see Note 3A(1))                                              (105,125)              -        (105,125)
Transfer to statement of income of translation
differences
of autonomous investee in voluntary liquidation
(see Note 3B(1))                                               390,901               -         390,901
                                                          ------------    ------------    ------------
Balance at 31 December, 2002                                  (120,609)     (1,008,378)      1,727,169

Changes during 2003:
Net earnings                                                         -          46,362          46,362
Exercise of stock options to employees                               -               -               -
Issuance of "treasury stock" (see Note 20B)                          -        (149,126)         43,011
Cancellation of provision for decline in value of
autonomous
 investee (see Note 3A(1))                                      73,401               -          73,401
Cumulative foreign currency
 translation adjustments                                      (149,550)              -        (149,550)
                                                          ------------    ------------    ------------
Balance at December 31, 2003                                  (196,758)     (1,111,142)      1,740,393
                                                          ============    ============    ============













The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)


Statement of Shareholders' Equity
--------------------------------------------------------------------------------

Convenience translation into US Dollars (Note 2B)

                                                                   Number           Share         Capital         Company
                                                                       of         capital        reserves     shares held
                                                                 ordinary                                  by the company
                                                               shares (1)                                             and
                                                                                                             subsidiaries
                                                            ----------------------------------------------------------------
                                                                                          US$ thousands
                                                                           -------------------------------------------------


Balance at January 1, 2003                                    15,173,377         128,914         585,544         (62,219)

Changes during 2003:
Net earnings                                                           -               -               -               -
Exercise of stock options to employees                            67,783              *-               -               -
Issuance of "Treasury stock"                                     500,000               -               -          43,877
Provision for decline in value of autonomous investee                  -               -               -               -
Cumulative foreign currency translation adjustments                    -               -               -               -
                                                            ------------    ------------    ------------    ------------
Balance at 31 December, 2003                                  15,741,160         128,914         585,544         (18,342)
                                                            ============    ============    ============    ============



*        Represents an amount lower than US$ 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.

                                                            Cumulative        Retained           Total
                                                               foreign        earnings
                                                              currency       (deficit)
                                                           translation
                                                           adjustments
                                                         ---------------------------------------------
                                                                           US$ thousands
                                                         ---------------------------------------------



Balance at January 1, 2003                                    (27,542)       (230,276)        394,421

Changes during 2003:
Net earnings                                                        -          10,587          10,587
Exercise of stock options to employees                              -               -               -
Issuance of "Treasury stock"                                        -         (34,055)          9,822
Provision for decline in value of autonomous investee          16,762               -          16,762
Cumulative foreign currency translation adjustments           (34,152)              -         (34,152)
                                                         ------------    ------------    ------------
Balance at 31 December, 2003                                  (44,932)       (253,744)        397,440
                                                         ============    ============    ============










The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------

                                                                      Year ended December 31                       Year ended
                                                        --------------------------------------------------        December 31
                                                             2003                2002              2001                  2003
                                                        ---------------------------------------------------------------------
                                                                                NIS thousands                  US $ thousands
                                                        ---------------------------------------------------------------------



Cash flows generated by operating activities:
Net earnings (loss) for the year                            46,362          (766,969)        (2,650,927)            10,587
Adjustments to reconcile net earnings to net
 cash flows generated by operating activities (A)          728,413         1,194,420          3,095,960            166,342
                                                      ------------     -------------     --------------     --------------
Net cash inflow generated by operating
 activities                                                774,775           427,451            445,033            176,929
                                                      ------------     -------------     --------------     --------------
Cash flows generated by investing activities:
Purchase of fixed assets                                  (193,424)         (260,119)          (460,916)           (44,171)
Investment grants in respect of fixed assets                 8,482             7,583             41,573              1,937
Amounts charged to intangible assets
 and deferred expenses                                    (313,125)         (810,649)          (575,560)           (71,506)
Additional investments in subsidiaries                        (600)           (2,802)           (67,084)              (137)
Acquisition of subsidiaries (B)                            (14,372)          (92,746)                 -             (3,282)
Investments in affiliates                                   (6,316)          (13,652)           (46,269)            (1,442)
Investments in loans to affiliates                          (1,616)           (1,405)            (1,507)              (369)
Repayment of loans from affiliates and others              226,765                 4                320             51,785
Proceeds from realization of investments
 in formerly consolidated subsidiaries,
 net of cash in those subsidiaries at the
 time they ceased being consolidated I                     (14,182)                -           (142,112)            (3,239)
Proceeds from realization of activity of
 prior year                                                      -            11,849             28,466                  -
Purchase of consolidated companies'
 shares by their consolidated companies                          -                 -            (68,936)                 -
Proceeds from realization of activities (D)                      -                 -             35,378                  -
Proceeds from disposal of investments
 in investee companies and others                          123,742           484,355            177,395             28,258
Proceeds from sale of fixed assets and
 intangible assets                                          30,998           314,396             81,231              7,079
Investment in venture capital companies                    (13,580)          (47,025)          (153,633)            (3,101)
Decrease (increase) in other investments                     7,465           (58,406)            16,330              1,705
Decrease in short-term deposits and
 investments, net                                          426,348           210,804             52,219             97,362
                                                      ------------     -------------     --------------     --------------
Net cash inflow (outflow) generated by
 investing activities                                      266,585          (257,813)        (1,083,105)            60,879
                                                      ------------     -------------     --------------     --------------




The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                       Year ended December 31                      Year ended
                                                        --------------------------------------------------        December 31
                                                             2003                2002              2001                  2003
                                                        ---------------------------------------------------------------------
                                                                                NIS thousands                  US $ thousands
                                                        ---------------------------------------------------------------------


Cash flows generated by financing activities:
Proceeds from exercise of stock options
 granted to Israeli banks                                           -                 -                147                  -
Issuance of equity                                         43,011                 -                  -              9,822
Issuance of shares to minority interest in
 subsidiaries                                              14,137             2,928             57,742              3,228
Issue of preferred shares to minority
 interest of subsidiary                                         -                 -             60,829                  -
Dividend paid to minority interest
 in subsidiaries                                          (56,529)          (27,104)           (21,923)           (12,909)
Payment of suppliers credit received
 for the purchase of fixed assets                               -           (13,014)                 -                  -
Purchase of convertible debentures of
 subsidiary by its subsidiary in the market                     -           (15,137)                  -                 -
Issuance of convertible debentures in subsidiary                -           136,210            257,457                  -
Proceeds from principal of long-term
 loans and other long-term liabilities                    949,392         1,551,258          2,679,189            216,806
Repayment of long-term loans, debentures
 and other long-term liabilities                       (1,891,766)       (1,875,023)        (1,921,119)          (432,008)
Increase (decrease) in credit from banks
 and others, net                                         (268,028)           16,162           (716,446)           (61,208)
                                                      -----------      ------------      -------------       ------------
Net cash (outflow) inflow generated by
 financing activities                                  (1,209,783)         (223,720)           395,876           (276,269)
                                                      -----------      ------------      -------------       ------------
Translation differences in respect of cash
 balances of autonomous foreign investee
 companies                                                (28,273)            3,056             56,512             (6,457)
                                                      -----------      ------------      -------------       ------------
Decrease in cash and cash equivalents                    (196,696)          (51,026)          (185,684)           (44,918)

Balance of cash and cash equivalents
 at beginning of year                                     790,099           841,125          1,026,809            180,429
                                                      -----------      ------------      -------------       ------------
Balance of cash and cash equivalents
 at end of year                                           593,403           790,099            841,125            135,511
                                                      ===========      ============      =============       ============



The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                       Year ended December 31                     Year ended
                                                        --------------------------------------------------        December 31
                                                             2003                2002              2001                  2003
                                                        ---------------------------------------------------------------------
                                                                                NIS thousands                  US $ thousands
                                                        ---------------------------------------------------------------------


A. Adjustments to reconcile net earnings (loss) to cash flows generated by operating activities:

Income and expenses not involving cash flows:

Minority interest in subsidiaries, net                    202,807              60,049             (9,081)            46,314
Equity in operating results of affiliates, net            113,823             252,091          1,894,525             25,993
Depreciation and amortization                             440,856             423,580            417,244            100,675
Deferred taxes, net                                       (45,206)             64,479            (37,231)           (10,323)
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                        (49,822)             52,138           (111,449)           (11,378)
Net capital losses (gains) from realization:
 Fixed assets and intangible assets                        22,863             (23,079)             6,085              5,221
 Investments in formerly consolidated
  subsidiaries                                            (16,428)                   -             5,789             (3,751)
Realization of activities                                       -                    -            27,663                  -
 Investments in investee companies                         (4,852)           (342,343)            53,611             (1,109)
Translation differences of autonomous
 investee in voluntary liquidation                              -             390,901                   -                 -
Inflationary erosion (linkage) of principal of
 long-term loans and other liabilities                    (77,510)             56,490            133,511            (17,700)
Inflationary erosion (linkage) of principal of
 credit from banks and others                             (10,565)            (11,010)             7,491             (2,413)
Inflationary erosion of value of investments,
 deposits and loans receivable                             32,540             (19,749)           (32,520)             7,431
Changes in value of assets and investments                 70,503             143,400            179,375             16,100
                                                     ------------        ------------      -------------       ------------
                                                          679,009           1,046,947          2,535,013            155,060
                                                     ============        ============      =============       ============








The accompanying notes are an integral part of the financial statements

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                        Year ended December 31                     Year ended
                                                        --------------------------------------------------        December 31
                                                             2003                2002              2001                  2003
                                                        ---------------------------------------------------------------------
                                                                                NIS thousands                  US $ thousands
                                                        ---------------------------------------------------------------------


A.   Adjustments to reconcile net
     earnings to cash flows generated
     by operating activities (cont'd)

Changes in operating asset and liability items:

Decrease (increase) in trade receivables
 and other receivables (after taking  into
 account non-current receivables)                         (218,826)          300,164            672,167            (49,972)
Decrease (increase) in inventories, projects in
 progress and customer advances (including
 long-term customer advances and deposits)                (116,927)           52,251            (32,407)           (26,702)
Increase (decrease) in trade payables
 and other payables                                        385,157          (204,942)           (78,813)            87,956
                                                      ------------        ----------        -----------         ----------
                                                            49,404           147,473            560,947             11,282
                                                      ------------        ----------        -----------         ----------
                                                           728,413         1,194,420          3,095,960            166,342
                                                      ============        ==========        ===========         ==========

B.  Acquisition of subsidiaries

Assets and liabilities of the subsidiaries at date of acquisition:

Working capital deficit (surplus),
 excluding cash and cash equivalents                       (12,160)            6,516                   -            (2,777)
Fixed assets and investments                                (2,404)          (36,434)                  -              (549)
Long-term liabilities                                          192            10,280                   -                44
Contingent liability                                             -            18,516                   -                 -
Goodwill                                                         -           (91,624)                  -                 -
                                                      ------------        ----------        -----------         ----------
                                                           (14,372)          (92,746)                  -            (3,282)
                                                      ============        ==========        ===========         ==========




The accompanying notes are an integral part of the financial statements

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                        Year ended December 31                     Year ended
                                                        --------------------------------------------------        December 31
                                                             2003                2002              2001                  2003
                                                        ---------------------------------------------------------------------
                                                                                NIS thousands                  US $ thousands
                                                        ---------------------------------------------------------------------


C. Proceeds from realization of investments in formerly consolidated subsidiaries, net of cash in those subsidiaries at the time they ceased being consolidated:

Assets and liabilities of the formerly
consolidated subsidiaries at the time
they ceased being consolidated:

Working capital deficit, excluding cash
 and cash equivalents                                      (47,105)                 -          (253,532)           (10,757)
Fixed assets and investments                                 8,765                  -            27,687              2,002
Intangible assets                                           15,440                 -                  -              3,526
Long-term liabilities                                       (3,463)                 -           (53,869)              (791)
Minority interest in the subsidiary as at date
 of the sale                                                     -                  -           (59,516)                 -
Investments in affiliated companies, net                    12,971                  -            (2,303)             2,962
Consideration not yet received from
 consolidation of companies                                      -                  -           (12,767)                 -
Deficiency in capital of subsidiary without
 guarantee                                                       -                  -           217,977                  -
Capital loss on sale of investments in
 subsidiaries                                                 (790)                 -            (5,789)              (181)
                                                      ------------        ----------        -----------         ----------
                                                           (14,182)                 -          (142,112)            (3,239)
                                                      ============        ==========        ===========         ==========

D. Proceeds from realization of activities

Working capital surplus excluding cash and
 cash equivalents                                                -                 -              3,639                  -
Fixed assets                                                     -                 -             68,163                  -
Realization proceeds receivable                                  -                 -             (8,761)                 -
Capital loss from realization of activities                      -                 -            (27,663)                 -
                                                      ------------        ----------        -----------         ----------
                                                                 -                 -             35,378                  -
                                                      ============        ==========        ===========         ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                       Year ended December 31                     Year ended
                                                        --------------------------------------------------        December 31
                                                             2003                2002              2001                  2003
                                                        ---------------------------------------------------------------------
                                                                                NIS thousands                  US $ thousands
                                                        ---------------------------------------------------------------------


E. Non-cash transactions:

Purchase of fixed assets by credit                          24,514            10,680             25,081              5,598
                                                      ============        ==========        ===========         ==========
Purchase of other assets by credit                           6,639           245,924                  -              1,516
                                                      ============        ==========        ===========         ==========
Proceeds from sale of fixed assets, formerly
 consolidated subsidiaries and realization
 of activities                                              15,145                 -             47,989              3,459
                                                      ============        ==========        ===========         ==========
Proposed dividend to minority shareholders
 by subsidiaries                                            15,446                 -              5,695              3,527
                                                      ============        ==========        ===========         ==========
Investment in subsidiaries                                       -                 -              2,783                  -
                                                      ============        ==========        ===========         ==========
Purchase of fixed and other assets and inventory
 in consideration of issuance subsidiary shares
 to minority                                                     -            28,683                  -                  -
                                                      ============        ==========        ===========         ==========
Contingent liability from consolidated
 subsidiary                                                      -            18,516                 -                   -
                                                      ============        ==========        ===========         ==========
Conversion of investment to loan in an
affiliates                                                     470                 -                  -                107
                                                      ============        ==========        ===========         ==========





The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------
Company Statements of Cash Flows

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                        Year ended December 31                     Year ended
                                                        --------------------------------------------------        December 31
                                                             2003                2002              2001                  2003
                                                        ---------------------------------------------------------------------
                                                                                NIS thousands                  US $ thousands
                                                        ---------------------------------------------------------------------


Cash flows generated by operating activities:
Net income (loss) for the year                              46,362          (766,969)        (2,650,927)            10,587
Adjustments to reconcile net income to net cash
 flows generated by operating activities (A)              (163,429)          310,315          2,366,039            (37,321)
                                                      ------------        ----------        -----------         ----------
Net cash outflow generated by operating
 activities                                               (117,067)         (456,654)          (284,888)           (26,734)
                                                      ------------        ----------        -----------         ----------
Cash flows generated by investing activities:
Investee companies - acquisition of shares,
 payments on account of shares, loans
 granted\received and non-current accounts                 287,237             6,251           (187,973)            65,594
Purchase of fixed assets                                      (392)             (108)              (386)               (90)
Decrease (increase) in investments and
 other receivables, net                                    (31,428)          (54,106)            10,601             (7,177)
Proceeds from sale of fixed assets                              30           272,776                123                  7
Proceeds from realization of investments
 in investee companies, net                                102,875           454,752            177,652             23,493
Investment in short-term deposits and
 investments, net                                          460,818           197,446             (4,143)           105,234
                                                      ------------        ----------        -----------         ----------
Net cash inflow (outflow) generated by
 investing activities                                      819,140           877,011             (4,126)           187,061
                                                      ------------        ----------        -----------         ----------
Cash flows generated by financing activities:
Proceeds from exercise of stock options                          -                 -                147                  -
Equity issuance                                             43,011                 -                  -              9,822
Receipt of long-term loans and other
 long-term liabilities                                     360,213           574,422          1,716,801             82,259
Payments of long-term loans and
 other long-term liabilities                            (1,107,283)         (883,190)        (1,415,064)          (252,862)
Credit from banks and others, net                          (13,600)         (148,154)            24,405             (3,105)
                                                      ------------        ----------        -----------         ----------
Net cash (outflow) inflow generated by
 financing activities                                     (717,659)         (456,922)           326,289           (163,886)
                                                      ------------        ----------        -----------         ----------
Increase (decrease) in cash and cash
 equivalents                                               (15,586)          (36,565)            37,275              3,559
Balance of cash and cash equivalents at
 beginning of year                                          24,791            61,356             24,081              5,661
                                                      ------------        ----------        -----------         ----------
Balance of cash and cash equivalents at
 end of year                                                 9,205            24,791             61,356              2,102
                                                      ============        ==========        ===========         ==========


The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                        Year ended December 31                     Year ended
                                                        --------------------------------------------------        December 31
                                                             2003                2002              2001                  2003
                                                        ---------------------------------------------------------------------
                                                                                NIS thousands                  US $ thousands
                                                        ---------------------------------------------------------------------


(A) Adjustments to reconcile net earnings
   (losses) to cash flows generated by
   operating activities:

Income and expenses not involving cash flows:
Equity in operating results of investee
 companies in addition, net of dividend
 received therefrom                                        (17,120)          952,414          2,369,847             (3,909)
Depreciation and amortization                               13,718             2,899              2,321              3,133
Deferred taxes, net                                        (58,903)          (43,798)                  -           (13,451)
Increase (decrease) in liability in respect of
 employee severance benefits, net                           (6,898)            5,643               (765)            (1,575)
Net capital losses (gains) from realization:
Fixed assets                                                    96           (29,189)                (2)                22
Investment in investee companies                           (11,635)         (336,621)            53,725             (2,657)
Increase in value of deposits and other
 erosions, net                                             (11,260)          (10,880)           (20,658)            (2,573)
Exchange rate differences and erosion of
 long-term loans and other liabilities                     (24,865)           29,083            110,711             (5,678)
Erosion (linkage) of loans from banks
 and others                                                (10,526)            5,056             10,856             (2,404)

Changes in value of investments and assets                     673            10,037                   -               154
                                                      ------------        ----------        -----------         ----------
                                                          (126,720)          584,644          2,526,035            (28,938)
                                                      ------------        ----------        -----------         ----------
Changes in operating assets and liability items:
Increase in current accounts of
 investee companies, net                                   (43,975)         (270,044)          (142,569)           (10,042)
Decrease (increase) in receivables                          42,817           (18,118)             8,882              9,778
Increase (decrease) in trade payables
 and other payables                                        (35,551)           13,833            (26,309)            (8,119)
                                                           (36,709)         (274,329)          (159,996)            (8,383)
                                                      ------------        ----------        -----------         ----------
                                                          (163,429)          310,315          2,366,039            (37,321)
                                                      ============        ==========        ===========         ==========
(B) Significant non-cash transactions:

Dividend in kind from investee company                           -           244,067                   -                 -
                                                      ============        ==========        ===========         ==========
Proceeds from realization of affiliated
 company in capital note                                         -            27,373                   -                 -
                                                      ============        ==========        ===========         ==========
Investments in investee companies against
 current account of investee company,
 dividend and capital note                                       -                 -          1,003,998                  -
                                                      ============        ==========        ===========         ==========
Purchase of company shares from investee
 company                                                         -                 -             23,574                  -
                                                      ============        ==========        ===========         ==========





The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------




Note 1 - General

         Koor Industries Ltd. is a holding company, which operates in the fields of telecommunications, defense electronics, agro-chemicals and other chemicals and venture capital investment, through its subsidiaries, proportionately consolidated companies and affiliates (hereinafter - the "Koor Group" or the "Group").

         The Company's shares are traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange.



Note 2 - Significant Accounting Policies

         The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from those followed in the United States, as described in Note 28.

         The significant accounting policies, which were applied on a consistent basis, are as follows:


         A.       Definitions:

         In these financial statements:

         1. The Company - Koor Industries Ltd. (hereinafter - "Koor" or the "Company").

         2. Subsidiaries - companies, including partnerships, whose statements are fully consolidated, directly or indirectly, with those of the Company.

         3. Proportionately consolidated companies - jointly controlled companies, which are consolidated by the proportionate consolidation method, directly or indirectly, in Koor's financial statements.

         4. Affiliates - companies in which Koor has voting rights which give it significant influence over the operating and financial policies of these companies, and which are not subsidiaries or proportionately consolidated companies. Such companies are included on the equity basis.

         5. Investees - subsidiaries, proportionately consolidated companies or affiliates.

         6. Other companies - companies, the investment in which does not give significant influence, which are accounted for by the cost method.

         7. Interested parties - as defined in Paragraph (1) to the definition of "related parties" in Section 1 of the Israeli Securities Law, including related parties as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel (hereinafter - "ICPAI").


Note 2 - Significant Accounting Policies (cont'd)

         A.       Definitions (cont'd):

         8. Controlling shareholders - as defined in the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder), 1996.

         9. Venture capital fund - as defined in Standard No. 1 of the Israel Accounting Standards Board ("IASB").

         10. Venture capital investments - an investment in a company that meets the following two conditions:

                  (a) The company is engaged primarily in research, development or marketing of innovative, high-technology products or processes.

                  (b) At least 90% of the company's financing stems from owners'
                      capital (including shareholder loans and owner-guaranteed credit), with the support of state authorities or research grants.

         11. Consumer Price Index - the Israeli Consumer Price Index published by the Central Bureau of Statistics.

         12.      Dollar - United States Dollar.


         B.       Adjusted financial statements:

         1.       a)       The Company prepared its financial statements on
                           the basis of historical cost, adjusted for changes in the general purchasing power of the shekel.

                  b) The financial statements of the Koor Group are adjusted in accordance with the opinions of the ICPAI and are based on accounting records that are maintained in nominal NIS or in other functional currencies.

                  c) The non-monetary asset amounts do not necessarily represent their realizable or current economic value, but rather the historical cost of those assets adjusted for the changes in the general purchasing power of the NIS. The term "cost" in these financial statements means cost in adjusted NIS.

                  d) All comparative data for earlier periods (including monetary item amounts) are stated adjusted to the CPI of the end of the present report period.

         2. The following principles of adjustment relate to those Koor Group companies whose financial statements were adjusted on the basis of the changes in the CPI:

                  a) Non-monetary items (mainly fixed assets, inventories and projects in progress and the related customer advances, intangible assets and deferred expenses and shareholders' equity items) have been adjusted on the basis of the changes in the CPI, from the CPI published for the month in which the transaction was effected to the CPI published for the balance sheet month.

                  b) Investments in investees and the equity in the results of their operations for the current year, as well as the minority interest in subsidiaries and the share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

                  c) Monetary items (items whose balance sheet amounts reflect current or realizable values at balance sheet date) are included in the adjusted balance sheet as at balance sheet date at their nominal value at that date.

                  d) The components of the statement of operations (except for financing), relating to transactions effected during the year - sales, purchases, labor costs, etc., have been adjusted according to the CPI in respect of the months in which the related transactions were effected. The erosion of monetary balances relating to the aforesaid transactions has been included in the financing item.

                  e) The statement of operations components deriving from non-monetary items (such as depreciation and amortization, changes in inventories, prepaid expenses and prepaid income), and components relating to the provisions included in the balance sheet (such as provision for severance pay and provision for vacation pay), were determined according to the changes in the balances of the relevant balance sheet items after taking into account the respective cash flows.

                  f) The financing item, derived from the other financial statement items, reflects real financing income and expenses, as well as the erosion of monetary balances during the year, earnings and losses from the realization of marketable securities, and earnings and losses from derivative financial instruments (see also item 2U as follows).

                  g)       Income tax:
                           Current taxes consist of payments on account during the year in addition to amounts payable on the balance sheet date (or less amounts refundable as at the balance sheet date). Payments on account were adjusted according to the CPI prevailing on the date of payment, while the amounts payable (or being claimed as a refund) were included without adjustment.
                           Therefore, current taxes also include the expense deriving from the erosion of the tax payments, from the date of payment until the end of the year.

                  h) A dividend declared and actually paid in the report year was adjusted on the basis of the CPI prevailing at the time of its actual payment; a dividend declared/proposed in the report year and not yet paid by the balance sheet date, is included without adjustment.
                           The amount shown as "erosion of a dividend declared in the preceding year" reflects the erosion in the real value of the dividend that was declared/proposed in the preceding year and actually paid in the current year.

         3. Adjustment of financial statements of investees whose functional currency is the Dollar:

                  a. The financial statements of certain investees are adjusted on the basis of the exchange rate of the Dollar, in accordance with Section 29 of Opinion 36 of the ICPAI.

                           According to the provisions of Clarifications 8 to Opinion 36 of the ICPAI, year-end balance sheet balances were translated to Israeli currency at the exchange rate of the foreign currency, in which the financial statements of these companies are prepared, prevailing at the balance sheet date. The results of operations for the year were translated to Israeli currency at the exchange rate of the foreign currency, in which the financial statements of these companies were prepared, prevailing at the end of each quarter. Balance sheet balances at the beginning of the report year, as well as capital changes during the year, were translated at the relevant exchange rate to the NIS prevailing at the beginning of the year, or on the date of change, respectively, and later, were adjusted for changes in the CPI until the balance sheet month. This accounting treatment is relevant for autonomous overseas companies and for Israeli companies whose functional currency is the dollar.

                           Differences arising from the translation were included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments".

                  b. The financial statements of investees operating overseas which are "integrated units" of the Group, in accordance with the tests prescribed in the opinions of the ICPAI, are translated from foreign currency to NIS: non-monetary items are translated according to historical exchange rates and adjusted for the changes in the CPI, and monetary items are translated according to the exchange rate prevailing on the balance sheet date. Statement of operations items are translated according to average exchange rates and are adjusted for changes in the CPI. The differences resulting from the translation are charged to the financing item.

         C.       Principles of consolidation:

         1. The consolidated financial statements include the financial statements of Koor and of all the companies in which the Company has control. Jointly controlled companies are included by the proportionate consolidation method.

         2. Goodwill deriving from the acquisition of an investment, which represents the excess of acquisition cost or the investment in subsidiaries over the fair value of identifiable assets less the fair value of identifiable liabilities upon acquisition is amortized over the period of economic benefit at equal annual rates over 10 years to 20 years commencing from the acquisition date. The amortization of goodwill is included in "other expenses" item.

                  Differences resulting from changes in shareholding rates are charged to the statement of operations when they occur, except for changes deriving from the exchange of similar assets, which are debited/credited to goodwill and are charged to the statement of operations, for the benefit period, as above said.

         3. Excess cost allocated to assets and liabilities is charged to the relevant balance sheet items.

         4. Material inter-company transactions and balances items are eliminated upon consolidation. Likewise, material intercompany sales not yet realized outside the Group are eliminated.

         5. Koor's shares, which were purchased by the Company and subsidiaries, are accounted for as treasury stock.

         6. To the extent that the sale and/or exercise of convertible securities issued by investee companies is probable (including stock options to employees), in accordance with the criteria set forth in Opinions 48 and 53 of the ICPAI, and if the shareholding percentage of the holding company is expected to decrease upon their conversion or exercise, generating a loss to the holding company, an appropriate provision is included for such an anticipated loss.

         7. For the purpose of the consolidation, the amounts included in the financial statements of the consolidated companies were included after adjustments necessitated by the application of the uniform accounting principles adopted by Koor's Group.

         D.       Use of estimates:

         Preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assessments that influence the reported amounts of assets and liabilities and the disclosure relating to contingent assets and liabilities, as well as to the revenues and expenses in the report period. It should be clarified that actual results may differ from such estimates.

         E.       Cash and cash equivalents:

         Cash and cash equivalents include short-term bank deposits and short-term government loans traded in banks, with an original maturity of three months or less and which are not restricted.

         F.       Marketable Securities:

         (1)      Marketable securities
                  ---------------------
                  Investments in marketable securities held for the short term as a current investment are stated at stock market value as at the balance sheet date. Investments in marketable securities, which are permanent investments, are stated at cost (debentures - including accrued interest), as long as there has not been a decrease in value, which is not of a temporary nature (see also section (3) below).
                  The changes in the value of the securities are charged in full to the statement of operations.

         (2)      Non-marketable securities
                  -------------------------
                  Stated at cost (debentures - including accrued interest), which, in management's opinion is not higher than realization value (see also section (3) below).

         (3)      Decrease in value of investments
                  --------------------------------
                  From time to time, the Company reviews its permanent investments in other companies to identify if there has been a non-temporary decrease in their value. Such a review is carried out where there are indications of the possibility that the value of permanent investments has been impaired, including a drop in stock market prices, the investee's business, the industry in which the investee operates and other parameters. The write-down in the value of these investments, which management believes is based on an evaluation of all the relevant aspects and gives appropriate weight to them, and is not temporary, is charged to the statement of operations.


         G.       Allowance for doubtful accounts:

         The financial statements include allowances for doubtful accounts, which Management believes fairly reflect the loss inherent in accounts whose collection is doubtful. Among the factors on which management bases its determination of the fairness of the allowances, is an assessment of risk, based on information it has on the financial status of the debtors, the volume of their activity and a valuation of the collateral received from them.
         The allowance is in respect of specific accounts whose collection is doubtful.
         In addition, the financial statements also include such specific allowances for doubtful accounts in respect of trade receivables included in the subordinated capital note received as part of the securitization transaction.


         H.       Inventories:

         Inventories are included at the lower of cost or market value. Cost is determined as follows: Raw materials, auxiliary materials and spare parts - at "moving average" or by the "first-in, first-out" method. Finished goods and goods in process - mainly on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs. Merchandise - by the "first-in, first-out" method or by the "moving average" method.

         I.       Projects in progress:

         Projects in progress in long-term contracts are stated at cost net of amounts included in the statement of operations, by the percentage of completion method. Projects in progress are valued at direct production cost plus the related portion of indirect expenses, including capitalized financing costs, in accordance with the provisions of Accounting Standard No. 3. According to this Standard, financing costs for the production or construction of assets, for which the period of production or construction is a lengthy period of time, are capitalized to the asset, until the date revenues can be recognized from the asset.

         The excess of the investment in inventories and projects in progress over related advances received is included in current assets, while the excess of advances received over investment in projects in progress is included in current liabilities.

         Projects in progress and customer advances in respect of long-term contracts include amounts in respect of contracts to be executed over a period exceeding one year. Where a loss is anticipated from the project, a provision is made for the entire loss anticipated until completion of the project.


         J.       Venture capital investments:

         The holdings of venture capital funds in venture capital investments are stated at cost, net of provisions for decline in value, if a non-temporary decline occurs. Gains from venture capital investments are charged to the statement of operations when the investment is realized.


         K.       Investments in investees:

         The investments in investees are presented by the equity method. Goodwill arising from the acquisition of investments is amortized at equal annual rates over a 10-year period, commencing from acquisition date, other than goodwill in certain companies, which is amortized over 20 years, in light of the Company's assessment that the circumstances in those cases justifies such amortization.

         From time to time the Company reviews its investments to identify if there has been a non-temporary decrease in their value. Such a review is conducted when there are signs that the value of permanent investments has been impaired, including a drop in stock market prices, the investee's continuous losses, the industry in which the investee operates, the value of the goodwill included in the investment and other parameters. The write-down in the value of this investment, which management believes is based on an evaluation of all the relevant aspects, giving appropriate weight to them, and is not temporary, is charged to the statement of operations.
         See also Note 2Z.
         A list of investee companies is presented as an appendix to the financial statements.

         L.       Long-term receivables and liabilities:

         Long-term receivables and liabilities bearing interest rates lower than the prevailing market rates at date of inception, are recorded at their present values.

         M.       Fixed assets:

         1. The assets are stated at cost, after deduction of related investment grants.

         2. Cost includes interest capitalized during the set-up period, which was calculated according to the interest rates applicable to the sources used to finance the investment.

         3. Improvements are charged to the cost of assets and are amortized over the economic life of the asset. Repair and maintenance expenses are charged to the statement of operations as incurred.

         4. Depreciation is computed using the straight-line method, on the basis of the estimated useful lives of the assets.

                  The annual depreciation rates used are as follows:

                                                                           %
                                                                       ---------


                  Buildings and leasehold rights                         1.2-10        (mainly 2%)
                  Machinery, equipment and
                   installations                                          5-20         (mainly 10%)
                  Vehicles and forklifts                                  10-20        (mainly 15%)
                  Office furniture and equipment                          6-33         (mainly 6% and 25%)
                  Computers and auxiliary equipment                       20-33

         N.       Intangible assets and deferred expenses:

         1. Licensing of products and acquisition of know-how are stated at cost and are mostly amortized over eight years.

         2. Marketing rights are stated at cost and amortized over periods of five to ten years.

         3. Intangible assets in the purchase of products are stated at cost and are mainly amortized over 20 years.

         4. Deferred expenses - debenture issuance costs: These costs are amortized by the straight-line method over the life of the debentures - mainly six years.

         5. See Note 2C(2) regarding goodwill deriving from the acquisition of companies.

         6. Non-compete and confidentiality agreements are mostly amortized over 5 years.

                  The amortization period is reevaluated periodically, based on the estimated period of economic benefit.

         O.       Convertible securities:

         1. Debentures, the conversion of which is not probable, are included at their liability value as at the balance sheet date, in accordance with the provisions of Opinion 53 of the ICPAI, and are stated under long term liabilities. Debentures, the conversion of which is probable, are included between the long-term liabilities item and the shareholders' equity item, according to the liability value or the capital value, whichever is the higher.

         2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for loss on a decline in the shareholding percentage in investee companies is included in the item "Minority interest" in the consolidated balance sheet, and in the item "Investment in investees" in the Company balance sheet.

         P.       Deferred taxes:

         1. Deferred taxes are calculated in respect of temporary differences between the amounts included in the adjusted financial statements and the amount taken into account for tax purposes. Such deferred taxes are allocated for differences related to assets, the consumption or depreciation of which are deductible for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16F.

         2. Deferred tax balances are computed by the liability approach, at the tax rate expected to be in effect at the time these taxes will be charged to the statement of operations as these are known proximate to the approval date of the financial statements.
                  The deferred taxes balance in the statement of operation expresses the change in these balances during the year.

         3. Taxes that would be imposed in the event of realization of investments in investees, the sale of which is not expected in the foreseeable future, are not included in deferred taxes.

                  Deferred taxes were not created for taxes to be imposed on profits distributed by subsidiaries, as it is the Company's policy not to distribute taxable dividends in the foreseeable future. Likewise, tax benefits are not included in respect of temporary differences, the realization of which is doubtful.

         Q.       Revenue recognition:

         1.       Projects in progress:

                  Revenues and costs related to projects in progress under long-term contracts are recognized by the percentage of completion method (the ratio between accrued costs and projected costs) if the Company is capable of reliably estimating the revenues and costs required until completion. For contracts involving technological uncertainties, revenues are recognized on the basis of the "completed contracts" method. Revenues and costs relating to contracts using a "cost plus" basis (i.e. cost plus profit at a fixed rate) are recognized when the costs are incurred.

         1.       Projects in progress: (cont'd)

                  Periodic reporting on revenues and costs from projects in progress covers all cycle periods, including those where it is not possible to estimate anticipated profits at the reporting stage, although it can be determined that the recovery of costs already incurred is anticipated. In such circumstances, all the costs incurred are charged to the statement of operations against an equal amount of revenues ("Zero margin presentation"). Full provision is made for anticipated losses.

         2.       Sale of products and rendering of services:

                  Revenues from sales and services are recognized upon delivery of the products and transfer of the main risks and rewards involved in ownership of the products, or upon performance of the services. In special contracts, sales are recognized after the work is performed and acceptance tests are passed, as prescribed in the product supply contract.


         R.       Sale of trade receivables:

         The Company recognizes the sale of trade receivables as a sale only when the control and the risks of the financial asset are transferred to the purchaser.


         S.       Research and development:

         Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations, as incurred. Research and development costs financed by the customer are charged to the cost of projects in progress, and are included in the statement of operations as part of the recognition of results from such projects in progress.

         T. Presentation of transactions between the Company and the controlling shareholder:

         Transactions between the Company and its controlling shareholder are included in accordance with the Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder), 1996. Accordingly, the difference between the price paid to the controlling shareholder on the sale of an asset and the book value of the asset to the controlling shareholder, is included in the shareholders' equity.
         In addition, the amount of the erosion of an interest-free unlinked loan having no maturity date received from the controlling shareholder, and that the parties do not intend to repay, is included in shareholders' equity

         U.       Derivative financial instruments:

         Koor and its subsidiaries enter into different kinds of option contracts and forward trades that are intended to reduce the financial risks (i.e. commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in inter-currency exchange rates, interest rates and changes in the CPI.

         The results of financial derivatives held to hedge assets and liabilities are recorded in the statement of operations, concurrently, with the recording of the changes in the hedged assets and liabilities. Financial derivatives that are not held for hedging are stated at fair value.
         Changes in the fair value are included in the statement of operation in the period they occurred.

         The fair value of derivative financial instruments is determined according to their market values or quotes by financial institutions, and when such do not exist, according to a valuation model.


         V.       Earnings per share:

         Earnings per share data are computed in accordance with Opinion 55 of the ICPAI. Taken into account in the computation of basic earnings per share are convertible securities issued by the Company, if their conversion or exercise is probable, based on tests prescribed in the opinion. Taken into account in the computation of fully-diluted earnings per share are convertible securities issued by the Company and its investees, which were not included in the computation of basic earnings per share, and their conversion or exercise does not increase earnings per share.


         W.       Segment reporting:

         Segment reporting is presented in accordance with Accounting Standard No. 11, which requires the inclusion of information in respect of business and geographical segments, as well as detailed guidelines for identification of the business and geographical segments.


         X.       Environmental costs

         The current operating and maintenance costs of facilities to prevent environmental pollution and provisions for expected costs related to the rehabilitation of the environment deriving from current or past activities are charged to the statement of operations. Construction costs of facilities for prevention of environmental pollution, which increase the economic life or efficiency of the facility or reduce or prevent environmental pollution, are charged to the cost of the fixed assets and are depreciation in accordance with the depreciation policies practiced by the Group.

         Y.       Data regarding the CPI and the Dollar exchange rate:

                                                                      Israeli         Exchange rate
                                                                        CPI*          of one Dollar
                                                                      -------         -------------
                                                                       Points              NIS
                                                                      -------         -------------



         For the year ended:
         December 2003                                                 178.58             4.379
         December 2002                                                 182.01             4.737
         December 2001                                                 170.91             4.416


                                                                         %                  %

---------------------------------------------------------------------------------------------------------
         Changes during:
         2003                                                          (1.9)              (7.6)
         2002                                                           6.5                7.3
         2001                                                           1.4                9.3


                                                                         %

---------------------------------------------------------------------------------------------------------
         Real rate of decrease in the CPI relative
          to the exchange rate of the
         Dollar during the year:
          2003                                                         (5.7)
          2002                                                         (0.8)
          2001                                                         (7.9)

         (*) According to the CPI for the month of the balance sheet date (1993 average basis = 100).

         Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate for the balance sheet date, as published by Bank of Israel.

         Assets and liabilities linked to the CPI are included in the financial statements according to the CPI of the balance sheet month, or the previous month, as relevant.

         Z.       Impairment of assets

         The Company applies Accounting Standard No. 15 - Impairment of Assets (hereafter - "the Standard") to ensure that its assets in the consolidated balance sheet (which are subject to the Standard) are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price and the usage value (the present value of the estimated future cash flows expected to derive from the use and realization of the asset).
         The Standard applies to all of the assets in the consolidated balance sheet, except for tax assets and monetary assets (aside from monetary assets that are investments in investees that are not subsidiaries). Likewise, the Standard prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, the Company recognizes an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss so recognized will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date on which the last impairment loss was recognized.


         AA. Influence of new accounting standards prior to their application

         1. In July 2001, the Israel Accounting Standards Board ("IASB") published the following two new standards:

                  a. Accounting Standard No. 12 - "Discontinuation of adjustment of financial statements for inflation". According to this standard, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will be discontinued, commencing January 1, 2003.

                           In December 2002, the IASB published Standard No. 17, which prescribes that the implementation of Standard No. 12 will be postponed to January 1, 2004. Accordingly, the adjustment of the financial statements will be discontinued starting January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2003 will serve as the starting point for nominal financial reporting starting from January 1, 2004. The application of Accounting Standard No. 12 could have a material effect on the reported business results of the Company. The extent depends on the rate of inflation, the composition of the Company's assets and its financing resources.

         AA. Influence of new accounting standards prior to their application (cont'd)

         1. In July 2001, the Israel Accounting Standards Board ("IASB") published the following two new standards: (cont'd)

                  b. Accounting Standard No. 13 - "The effect of changes in foreign currency exchange rates". The Standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for their inclusion in the financial statements of the reporting corporation. The Standard supercedes the provisions in Clarifications 8 and 9 to Opinion No. 36 which are nullified upon Accounting Standard No. 12 coming into effect, as mentioned above, and will take effect on January 1, 2004.

                           The Standard prescribes principles for classifying overseas activities as an autonomous overseas unit or as an integrated unit, based on indications listed in the Standard and on judgment, as well as the way the financial statements of the autonomous units are to be translated.

                           The balance of goodwill created upon the acquisition of an autonomous overseas investee will be treated as an asset of that autonomous overseas investee, and will be translated at the closing rate, which differs from the principles presently applied, whereby goodwill is translated at the exchange rate prevailing at the time the transaction was effected.

                           The statements of operations of an autonomous overseas investee will be translated using the exchange rate prevailing at the time the transaction was effected, or for practical reasons, at the average exchange rate during the period, which differs from the principles presently applied, whereby the financial statements are translated at the closing rate, at the end of every quarter.

                           The write-down in value of an investment in an overseas autonomous investee does not constitute partial realization. Therefore, no part of the translation differences will be charged to the statement of operations when the value is written-down.

                           The application of Standard No. 13 could have a material effect on the reported operating results and shareholders' equity of the Company. The extent of the effect depends on the percentage of the increase in the inter-currency exchange rates in respect of the Company's autonomous investees.

         AA. Influence of new accounting standards prior to their application (cont'd)

         2. In March 2004, the Israel Accounting Standards Board (IASB) published Accounting Standard No. 20 on the goodwill Amortization Period (hereinafter - "the Standard"). The Standard provides that goodwill will be amortized methodically, over its useful life. The amortization period must reflect the best estimate of the period in which the entity expects to derive future economic benefit from the goodwill. The amortization period shall not exceed 20 years from the first date of recognition.

                  The Standard will apply to financial statements for periods beginning on or after January 1, 2004.

                  The change in the amortization period of goodwill balances as of January 1, 2004 will be treated as a prospective change in estimate. Goodwill balances will be amortized methodically, over the balance of the period remaining until the end of the prescribed amortization period.

                  The Company is evaluating the implications of the new Standard, but is unable, at this stage, to estimate the effect of the Standard on the financial statements.



Note 3 - Information Regarding Certain Investees

         A.       ECI Telecom Ltd. ("ECI") - an affiliate

         1. During 2001, indications were received of a change in ECI's fair value. These indications included valuations made by an independent appraiser for ECI.

                  In view of these indications, Koor's management decided, in 2001, to reduce the book value of the investment in ECI in respect of a non-temporary decrease in value in the amount of the balance of the goodwill, that had been allocated to the investment, of about NIS 1,106 million, placing the value of the investment at NIS 1,073 million as at December 31, 2001.

                  In the preparations of the financial statements for periods ended March 31 and June 30, 2002, the Company reviewed the need to write down the book value of the investment in ECI, in respect of a non-temporary decrease in value. This review is required by generally accepted accounting principles and in accordance with the guidelines published by the Israeli Securities Authority in November 2001, which lists eleven warning signs, the occurrence of which requires this review.

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

                  In view of the existence of two warning signs, the stock market price and the raising of capital at values below book value, the Company reviewed the investment, as described above. The review made by the Company, as part of its preparations of the financial statements as at June 30, 2002, was based on a valuation performed by an independent appraiser in March 2002 and on the development of ECI's business results from the valuation date until the date of the above financial statements.

                  The Company's management believes that the circumstances prevailing during these periods did not require the write-down of the investment as presented in the Company's financial statements at March 31 or June 30, 2002.

                  In November 2002, another valuation of ECI was performed by an independent appraiser.
                  The appraisal estimated the value of ECI's shares, as at September 30, 2002, in a range between 4.6 dollars and 5.2 dollars per share. Based on this valuation, the Company's management decided to write-down the book value of the investment in ECI below its equity value to the Company. This write-down was charged in part against a capital reserve from foreign currency translation adjustments created in Koor in respect of its investment in ECI. As at December 31, 2002, the balance of the investment in ECI was approximately NIS 809 million. Reviews performed by the Company showed that since the valuation, and until June 30, 2003, there were no cumulative events in ECI indicating clear changes that could have a material adverse effect on the total value of the company as reflected in the valuation.

                  In November 2003, another valuation of ECI was performed by the same independent appraiser, for the purpose of evaluation the recoverable value of Koor's investment in ECI. According to this appraisal, the value of ECI's shares, as at September 30, 2003, was in the range of 5.5 dollars to 6.35 dollars per share. Taking into account the stock options that ECI had issued to its employees, the value of ECI's shares ranged between 4.95 dollars and 5.7 dollars per share. In view of the results of the valuation, the investment in ECI, as at September 30, 2003, is stated by the equity method (5.26 dollars per share).
                  Accordingly, the Company reversed the loss from decline in value of approximately NIS 73 million. The reversal of this loss was charged against the capital reserve from foreign currency translation adjustments (credit), which was realized when the provision was created.

                  As at December 31, 2003, the balance of the investment in ECI is about NIS 726 million.

                  At the request of the appraiser (who agreed that the Company would make use of the valuation), the Company undertook to indemnify him against any expense or financial damage he will sustain with respect to any claim to be filed by any third party against the appraiser, the cause of action of which is the valuation.

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         2. In its financial statements as of December 31, 2003, ECI reported on a retroactive restatement of its financial statements for 2002, relating to a decrease in its investment in an affiliate (received in exchange for the transfer of certain assets), having an effect on the Company of about 2 million dollars.

                  The amount of the restatement was taken into account by the Company, when it included in the third quarter of 2002 a provision for decline in value of its investment in ECI, based on a valuation obtained from an independent appraiser, as discussed in section A(1) above. Therefore, this restatement in the financial statements of ECI has no effect on the financial statements of the Company in 2002.

         3. During 2002, ECI's Board of Directors decided to focus ECI's activities on its core businesses: access networks (Inovia) and transmission systems and optical networks (Enavis, Lightscape). Consequently, it was decided to divest Innowave.

                  In April 2003, an agreement was signed between ECI and Alvarion, pursuant to which ECI sold to Alvarion the business operations and most of the assets and liabilities of Innowave Systems Ltd. (a subsidiary of ECI) for total consideration of about 20 million dollars. In addition, ECI received an option to purchase 200 thousand shares of Alvarion at a price of 3 dollars per share, for a five-year period.

                  Likewise, in 2002, ECI signed an agreement with unrelated investors to spin-off NGTS' operations into a new company, in which ECI would hold 43%. ECI invested 10 million dollars in the new company.

         4. In 2003, ECI's books of account included an allowance for doubtful accounts of 6.6 million dollars (2002 - 34 million dollars) in respect of a long-term receivable, the collection of which is in doubt. The balance of the receivables, as at December 31, 2003, before the allowance, is 133 million dollars. In addition, ECI recorded a provision of 3.4 million dollars (2002 - 18 million dollars) for the decline in value of its investments in the convertible bonds of the parent company of this customer.

         5. On December 6, 2001, a private placement agreement was signed between ECI and a group of investors, whereby 12.5% of ECI's share capital was allotted to those investors in consideration of approximately 49 million dollars. The transaction was closed in February 2002, after which Koor's holding in ECI decreased by 4.3%. Koor recorded a loss of approximately NIS 71 million in its financial statements for 2001 in respect of this allotment.

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         6. During December 2002, pursuant to the Company's decision to concentrate its public holdings, Koor sold 3 million ECI shares to a wholly-owned subsidiary at the stock exchange price. The transaction was treated in accordance with the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Corporation and its Controlling Shareholder) - 1996. Likewise, in January 2003, the Company transferred the balance of the ECI shares (about 30 million shares) to the subsidiary, under Section 104.A of the Income Tax Ordinance, in consideration for an allotment of shares in the subsidiary.

         7. Some of ECI's present and future liabilities to banks are secured by liens on certain assets and rights, as well as an unlimited negative pledge on ECI's assets. As a condition for further bank credit and in accordance with the terms of the negative pledge, ECI undertook to comply with a certain financial ratios. Since October 1, 2002, ECI has failed to comply with some of these financial ratios and, therefore, the banks are entitled to demand the immediate repayment of all the loans. Accordingly, long-term loans were reclassified as current liabilities. During the second quarter of 2003, under the terms of the agreement signed with the banks, ECI repaid debt of about 123 million dollars, and new financial ratios were prescribed, with which ECI is in compliance, such as the ratio of equity to liabilities, current assets, and, beginning in 2004, certain ratios with respect to operating income. Accordingly, the liabilities to banks were included in long-term debt.

         8. ECI prepares its financial statements in accordance with generally accepted accounting principles in the U.S. For adjustment of ECI's net loss as reported in accordance with U.S. generally accepted accounting principles (US GAAP) to the net loss according to Israeli accounting principles - see Note 28A(19).


         B. Tadiran Ltd. (in voluntary liquidation) ("Tadiran") - a subsidiary

         1. On March 7, 2002, Tadiran's Board of Directors adopted a resolution for the voluntary liquidation of Tadiran and the appointment of a liquidator. Following the liquidation, the debit balance of the capital reserve from foreign currency translation adjustments at Koor in respect of its investment in Tadiran, of approximately NIS 391 million, was transferred to the statement of operations.

         2. In March 2002, Tadiran's real estate was transferred to Koor as a liquidating dividend. Most of the real estate assets were sold to a group of investors headed by Denisra International Ltd. and Ranitech Ltd. The consideration amounted to approximately NIS 273 million, and the capital gain was about NIS 29 million. As a result of the sale of the real estate, a tax reserve of about NIS 44 million, created in respect of those assets, was realized, and taxes of approximately NIS 40 million were paid.

         C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a subsidiary

         1. In October 2001, M-A Industries and some of its subsidiaries ("the Selling Companies") entered into a securitization arrangement, for the sale of all their trade receivables, without right of restitution (except for commercial disputes), to foreign companies established for that purpose and which are neither owned nor controlled by M-A Industries ("the Purchasing Companies"). Purchase of the receivables was financed by an American company from the Bank of America Group, including through the issuance of commercial papers. The amount expected to be at the disposal of the Purchasing Companies is approximately 150 million dollars on a current basis, so that the consideration received from the customers whose receivables were sold will be used to purchase new receivables. The selling companies will handle the collection of the sold receivables for the Purchasing Companies. Under the securitization agreement, the receivables of customers from South American countries were not sold. The cash balance of trade receivables sold as at the balance sheet date amounted to approximately 125.3 million dollars (December 31, 2002 - 101.8 million dollars).

                  On the purchase date of the receivables, the Purchasing Companies will pay most of the price of the receivables in cash, and the balance in a deferred liability that will be paid after collection of the sold receivables. Under the securitization agreement, M-A Industries undertook to maintain certain financial criteria relating mainly to the liabilities to capital ratio, liquidity and profitability ratios. As at the balance sheet date, M-A Industries complies with these terms.

         2. During 2001, subsidiaries of M-A Industries acquired four new agrochemical products, as well as the marketing and distribution rights for a package of products in Scandinavian countries, from Aventis and Syngenta. The acquisition cost was approximately 105 million dollars, and is included under the item "Intangible assets and deferred expenses". Approximately 20 million dollars was allocated to registration and license costs and is amortized over 20 years, while 2.5 million dollars was allocated to the acquisition of agreements with third parties and is amortized over 10 years. The amortization is included under the item "Selling and marketing expenses". The consideration for acquisition of marketing and distribution rights amounted to approximately 5 million dollars and will be amortized over 9 years. The balance of the cost is allocated to "Purchase of a Product as a Going Concern", which includes intellectual property rights, trademark, brand, technological know-how, customer information, raw material suppliers, etc. which is amortized over 20 years in the item "Other income (expenses), net". Under the terms of the agreements, if sales of some of the products will increase by certain percentages in the three years following execution of the agreements, additional consideration will be paid, which could reach approximately
                  8.3 million dollars. As at the approval date of the financial statements, M-A Industries estimates that the additional consideration will not be paid, since the turnover did not reach the required amount. In April 2002, a subsidiary purchased a new herbicide from Syngenta, for consideration of approximately 10 million dollars.

         C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a subsidiary (cont'd)

         3. In December 2001 an agreement signed in August 2000 between an M-A Industries Group company and the minority shareholder of an M-A Industries' subsidiary in Brazil ("Millenia"), for the acquisition of all their shares, which represented about 28.5% of the shares of Millenia, was completed. Following the acquisition, M-A Industries has full ownership and control of Millenia.
                  The acquisition consideration is approximately 45.2 million dollars and 1.5 million shares of M-A Industries Ltd. The excess cost created by the acquisition amounts to about 32 million dollars, which was allocated to goodwill and is amortized over 20 years.

         4. In December 2001, a sudden deterioration in the economic and political situation in Argentina led to the paralysis of the country's political and economic systems, along with almost complete uncertainty about the future. In February 2002, the government of Argentina announced a devaluation of 29%, as a result of which the assets of the subsidiary in Argentina (mainly trade receivables and other accounts receivable) eroded in 2001 by approximately 15 million dollars. In addition, due to the economic and political situation in Argentina, M-A industries included a one-time allowance of approximately 8 million dollars in 2001, mainly on account of bad accounts.

                  The recession in Argentina continued in 2002 and the peso was devalued further by approximately 98%.

                  In July 2002, the government of Argentina published regulations setting the various exchange rates for the linkage of trade receivables to the dollar, so that trade receivables deriving from the sale of agricultural inputs denominated in dollars would be paid at the dollar exchange rate applicable on the date of payment, less discounts ranging from 25% to 60%, which were determined according to the products for which the agricultural inputs were used, as defined in those regulations.
                  Due to the ongoing devaluation and economic crisis in Argentina, and in view of the experience gained in the implementation of the regulations published by its government, M-A Industries included an allowance of about 10.8 million dollars in 2002 in respect of bad accounts and a provision in respect of erosion of the subsidiary's assets in Argentina.

                  The management of M-A Industries assesses that no further material effect is expected on the operating results and financial position of the subsidiary in Argentina. M-A Industries and its subsidiaries are guarantors for the subsidiary's liabilities to the banks in Argentina totaling about 13 million dollars.

         C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a subsidiary (cont'd)

         5. In April 2002, a subsidiary of M-A Industries acquired the entire share capital of a German company that markets pesticides - Feinchemie Schwebda GmbH ("Feinchemie"). The acquisition cost was approximately 20.4 million dollars, and the consolidated company may be required to pay an additional sum of up to 5 million euro, based on Feinchemie's sales in 2002 and 2003. Based on the actual sales turnover during those years, the sum of 5 million euros was paid subsequent to the balance sheet date.

                  Excess cost created on the acquisition date totaling approximately 20 million dollars (including 4 million dollars created against a contingent liability taking into account management's estimate with regard to the profits of Feinchemie, as aforesaid), was allocated to goodwill and amortized over a 20-year period, in accordance with the circumstances and characteristics, which, in the opinion of the management of M-A Industries, justify amortization over this period.

         6. In October and November 2002, foreign and domestic subsidiaries of M-A Industries ("the Purchasing Companies") signed a number of agreements with Bayer Crop Science AG, one of the largest agrochemical companies in the world, for the purchase of several agrochemical products, licenses and distribution rights, for 185.3 million dollars (approximately 131 million dollars was paid in cash in 2002 and the balance was paid in cash in 2003) and will be allocated as follows:

                  Approximately 34.6 million dollars to the purchase of the registrations and licenses and is amortized over a 20-year period. Approximately 144.1 million dollars to the purchase of products as a going concern, is amortized over a 20-year period.
                  Approximately 6.6 million dollars was allocated to marketing and distribution rights and is amortized over periods of 6-8 years.

                  The agreement took effect upon approval by the representative of the European Union, some of which were received in February 2003.

         7. In April 2003, a subsidiary of M-A Industries signed an agreement to acquire the share capital and shareholder loans of an English company engaged in the blending and marketing of vitamins - Nutriblend Ltd. ("Nutriblend"), in consideration for approximately 3 million euros. The effect of the first-time consolidation of Nutriblend is immaterial.

         8. In April 2001, the board of directors of M-A Industries decided to adopt a dividend policy of distributing 15%-30% of annual net earnings, subject to the existence of distributable earnings and to specific resolutions by the board of directors.
                  In accordance with this policy, in 2003, a dividend was declared and paid, in the amount of 26.1 million dollars. A dividend of 7 million dollars was declared in December 2003 and paid during January 2004. As of the balance sheet date, another dividend was declared in respect of the earnings of 2003, in the amount of 7.2 million dollars.

         C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a subsidiary (cont'd)

         9. In June 2003, Koor sold 9,357 thousand shares of M-A Industries on the stock market, for total proceeds of approximately NIS 104 million, at a gain of about NIS 17 million. As a result of the sale, Koor's holding percentage in voting rights fell to 49.79%.
                  In the opinion of the Company's management, based on its legal counsel, in view of the fact that Koor's shareholding percentage is about one half of the voting rights in M-A Industries, taking into account the broad dispersal of the voting rights among the other shareholders, Koor continued to be the controlling shareholder in M-A Industries. In August 2003, Koor signed non-temporary voting agreements with two of the shareholders in M-A Industries that hold 3.87% of the voting rights in M-A Industries, whereby the above shareholders undertake to vote together with Koor, and in accordance with its vote, in any resolution to be discussed, or to vote together with Koor at any general meeting of shareholders of M-A Industries.
                  Accordingly, Koor continues to include the financial statements of M-A Industries in its consolidated financial statements. The Company's shareholding percentage in M-A Industries as at December 31, 2003 is 48.59%. Assuming conversion and exercise of all the convertible securities issued and allotted by M-A Industries, the Company's shareholding percentage in M-A Industries fell to 42.11%.

         10. On January 14, 2004, Koor sold 27,000 thousand shares of M-A Industries in consideration for approximately NIS 418.5 million. The sale will generate a capital gain to the Company in the first quarter of 2004 of 37 million dollars, and the Company's percentage in the voting rights of M-A Industries will fall by 7.3%. As a result of the sale, and in view of the proven utilization of carryforward losses, a tax asset of NIS 59 million was recorded in 2003.


         D.       Telrad Networks Ltd. ("Telrad") - a subsidiary

         1. In 2000, Koor and Telrad invested 5.6 million dollars in the share capital of Nortel Israel, for 28% of the rights to earnings, without voting rights. Koor and Telrad also made available shareholder loans in favor of Nortel Israel in the amount of 43 million dollars, bearing interest of 6% per annum.

                  During 2003, Koor and Telrad exercised an option given to them in 2000 for the sale of their investment in Nortel Israel to Nortel Networks, for consideration of approximately NIS 17.6 million. In addition, loans were repaid by Nortel. As a result, the Company sustained a capital loss of about NIS 6.3 million.

         D.       Telrad Networks Ltd. ("Telrad") - a subsidiary (cont'd)

         2. In 2001 a contract was signed between Telrad and Ectel (a public company and ECI's subsidiary), whereby Telrad sold all its holdings (100%) in Net-Eye Ltd. to Ectel, which issued shares and options to Telrad in consideration of the acquisition.
                  The transaction was treated in Koor's financial statements in accordance with the accounting principles for an exchange of similar assets, and accordingly, no profit or loss was recorded from the transaction. In March 2003, Telrad sold about one-half of the shares in Ectel. Therefore, the financial statements include a gain of approximately NIS 15 million.

         3. In May 2002, Telrad signed a share exchange and merger plan agreement with Connegy Inc., whereby a wholly-owned Telrad subsidiary merged with Connegy Inc. After the merger, Telrad holds 52% of the share capital of Telrad Connegy Communications Inc. (formerly Connegy Inc.).

                  The transaction was treated in the financial statements in accordance with the accounting principles for an exchange of similar assets, and therefore, no loss or gain was recorded from the transaction.

         4. In 2002, Telrad's board of directors approved a reorganization plan that includes additional employee layoffs beyond the early retirement plans of 2000 and 2001. The financial statements for 2002 included in the item "other income (expenses), net" an expense of NIS 107 million (cost of reorganization plan in 2001 totaled NIS 90 million and in 2000 totaled NIS 273 million).

         5. Beginning from 2002, Telrad does not comply with some of the financial ratios defined in an agreement with the banks. During 2002, Telrad reached agreement in principle with the banks, not yet put down in writing, whereby the debt balance was rescheduled, short-term credit were converted into long-term loans and loans were repaid. The balance of Telrad's debt was stated in the financial statements as at December 31, 2002 in accordance with the agreement with banks, as above. Telrad intends to repay the balance of the debt during 2004. Therefore, this debt was classified as current liabilities in the financial statements as at December 31, 2003.

         E.       Elisra Electronic Systems Ltd. ("Elisra") - a subsidiary

         1. On March 17, 2001, a fire broke out at the plants of Elisra's subsidiaries - Tadiran Systems Ltd. and Tadiran Spectralink Ltd. (hereinafter - "the Companies"). The fire caused damage to equipment, building, inventories and projects in progress. The book value of the equipment, inventories and identified costs in projects in progress that were damaged in the fire, together with the costs or restoration of the building, are estimated at approximately 35 million dollars, where as of the balance sheet date, advances had been received from the insurance company of approximately 10 million dollars. Elisra classifies the minimum receipts that Elisra's management estimates it will receive from the insurance companies as long-term receivables.
                  On July 10, 2003, Elisra and its subsidiaries lodged a 96 million dollar claim in Tel Aviv District Court against the insurer and its representatives, based on the market value of the damaged assets, their repair or replacement.

                  In the estimation of the subsidiaries, based on factors including opinions from their legal counsel, it is difficult to estimate at this stage what the chances are that the companies will receive the full amount of the claim, although they are assessed as solid. Nonetheless, the managements of the companies, based, as aforesaid, on the opinions of their counsel on this matter, estimate that the chances are good that indemnification will be received from the insurance company at an amount exceeding the balance of the debt recorded in the financial statements.

         2. In July 2002, the Company, Elisra and Elta Electronic Industries Ltd. ("Elta" or "the Buyer") signed an agreement ("the Purchase Agreement"), whereby Koor sold 30% of Elisra's shares to Elta for 100 million dollars. The sale was closed in November 2002. As a result of the agreement, Koor recorded in 2002 a capital gain of approximately NIS 339 million, under the item "Other income, net".

                  In addition, Koor granted options to Elta, exercisable until December 31, 2003, to increase its holdings in Elisra by up to an additional 8% in consideration of a maximum sum of approximately 26 million dollars. This option expired and was not exercised by Elta. Under the Purchase Agreement, Koor agreed to indemnify Elta if certain conditions, set out in the Agreement, are fulfilled. Also see Note 18.A(2).

                  As part of the agreement between Koor and Elta, a cooperation agreement was signed, to which Elisra is a party, setting forth the structure of Elisra's board of directors and the decision-making process, as well as certain limitations with respect to the sale of Elisra's shares. In addition, a cooperation agreement was signed between Elisra and Elta, with regard to activities between the companies, including a proposal for an agreed range of products and the principles for selecting a project leader from time to time.

         3. In the fourth quarter of 2003, Elisra's management decided to accept the tender offer made by a group of investors to all of the shareholders, to purchase the shares of BVR Systems (1998) Ltd., a subsidiary, and realized its holdings in the shares of BVR for total proceeds of approximately 1 million dollars. As a result of the transaction, a capital gain of approximately
                  2.8 million dollars was recorded in the fourth quarter of 2003.

         E.       Elisra Electronic Systems Ltd. ("Elisra") - a subsidiary
                  (cont'd)

         4. To secure guarantees issued by the banks, and a credit line (which as of the balance sheet date was drawn down only for the short-term), Elisra undertook to maintain financial criteria related to shareholders' equity, the ratio of equity to assets, current ratio and profitability. Elisra also agreed to terms that restrict the furnishing of guarantees to third parties by creating new liens, and to restrict the sale and transfer of assets.

                  During the year, Elisra did not comply with certain financial criteria.

                  In the estimation of Elisra's management, based on negotiations underway with the banks, Elisra will comply with the new financial criteria prescribed with the banks by the end of the first quarter of 2004.


         F. Koor Corporate Venture Capital ("Koor CVC") - a consolidated partnership

         1. Regarding commitments to invest and other investments as at the balance sheet date, see Note 18.B(5).

         2. During the report period, Koor CVC's management estimated that the value of the portfolio investments was lower than their cost, and therefore decided to write-down the value of the investment by approximately NIS 72 million (in 2002 and 2001 - NIS 93 million and NIS 189 million, respectively).

         3. In July 2003, a sales agreement signed upon in January 2003 between Koor CVC and a secondary venture capital fund (the "Acquiring fund"), regarding the assignment of its investments in venture capital funds (hereinafter - "the Sold Funds"), was closed. The agreement stipulated that, henceforth, the balance of Koor CVC's commitment in the Sold Funds would be transferred to the Acquiring fund.
                  Under the terms of the agreement, future sums to be distributed from the Sold Funds will be transferred to the Acquiring fund, up to the amount of its investment in the funds. Any excess will be distributed between Koor CVC and the Acquiring fund, according to the distribution ratio provided in the agreement.

                  In view of the aforesaid, the 2002 financial statements included a provision for decline in value of the Sold funds.

         G.       Knafayim Holdings Arkia ("Knafayim") - affiliate

         1. During 2003, Knafayim acquired shares, which did not confer the status of related party, and various types of options of El Al Israel airlines Ltd. ("El Al"). If all the options are exercised, the holding percentage might go up to 51.9% of the shares in El Al.

                  In January 2004, Knafayim approached the State with a request to obtain its consent and approval to increase its holdings in the shares in El Al above 5%. In addition, Knafayim filed notice of a merger related to its holdings in El Al with the Commissioner of Restrictive Trade Practices for his approval.

         2. In March 2004, the Knafayim's Board of Directors of resolved to exercise some of the options, might raise Knafayim's shareholding percentage in El Al to 22.7%, subject to the approvals discussed previously.

                  In March 2004, Knafayim issued, through a private placement, debentures and options totaling NIS 135 million. Part of the proceeds will be earmarked to finance the exercise of the above mentioned options. As of December 31, 2003, Koor holds 28.3% of the shares in Knafayim. Assuming the full exercise of the convertible securities, Koor will hold 25.25% of the shares in Knafayim.



Note 4 - Short-Term Deposits and Investments


                                                                Consolidated                            Company
                                                         ------------------------------------  -------------------------------------
                                                                 December 31                          December 31
                                                         ------------------------------------  -------------------------------------
                                                                  2003              2002               2003               2002
                                                         ----------------- ------------------  ----------------- -------------------
                                                                NIS thousands                        NIS thousands
                                                         ------------------------------------  -------------------------------------


         Marketable securities (1):
          Debentures                                          141,221           146,330            132,218            125,155
          Short-term Treasury notes                            74,628           161,808             74,628            126,890
          Shares and options                                   56,010            52,286             48,753             48,862
          Mutual fund participation
           certificates                                         5,618             4,587                  -                  -
                                                         ------------        ----------        -----------         ----------
                                                              277,477           365,011            255,599            300,907
         Deposits in banks and financial
          institutions                                         89,161           442,927             55,207            387,105
         Short-term loans and current
          maturities of long-term loans                           171           230,545                  -            172,707
                                                         ------------        ----------        -----------         ----------
                                                              366,809         1,038,483            310,806            860,719
         (1) Presented at market value.                  ============        ==========        ===========         ==========

Note 5 - Trade Receivables

         Consolidated:

                                                                          -------------------------------------
                                                                                       December 31
                                                                          -------------------------------------
                                                                                  2003               2002
                                                                          ----------------- -------------------
                                                                                     NIS thousands
                                                                          -------------------------------------


         Open accounts                                                      1,732,827         1,511,546
         Deferred promissory note and receivables from sale
          of customers' debts*                                                250,492           376,167
         Post dated checks receivable and credit card
          companies                                                            43,561            50,589
         Current maturities of long-term trade receivables                     25,581            48,575
                                                                            ---------         ---------

                                                                            2,052,461         1,986,877
                                                                            =========         =========
         Including:
         Net of allowance for doubtful accounts                               106,305            94,503
                                                                            =========         =========

         * According to the accounting principles relating to sale of customer debts (Note 2R), the balance of the customer debts, which were sold in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, was impaired. For the share in customer debt included in the securitization transaction, and which were not recognized as a sale, a deferred promissory note was recorded (December 31, 2003 - NIS 292,342 thousand, December 31, 2002 - NIS 350,732 thousand), see
            Note 3C(1).


Note 6 - Other Receivables

                                                                Consolidated                            Company
                                                         ------------------------------------  -------------------------------------
                                                                 December 31                          December 31
                                                         ------------------------------------  -------------------------------------
                                                                  2003              2002               2003               2002
                                                         ----------------- ------------------  ----------------- -------------------
                                                                NIS thousands                        NIS thousands
                                                         ------------------------------------  -------------------------------------


         Government agencies                                  126,043           131,890                  7                710
         Deferred taxes, see Note 16F                         156,030            75,865             58,903                   -
         Accrued income                                        31,289            39,758                717              2,359
         Prepaid expenses                                      45,712            44,701                  -                   -
         Employees                                              8,855             9,930                  -                   -
         Affiliates - current accounts                          2,867             3,141                489                   -
         Others                                                81,374           147,615              7,658             46,090
                                                         ------------        ----------        -----------         ----------
                                                              452,170           452,900             67,774             49,159
                                                         ============        ==========        ===========         ==========

Note 7 - Inventories and Work in Progress

         Consolidated:

                                                                                                          December 31
                                                                                                ------------------------------
                                                                                                       2003              2002
                                                                                                ---------------- -------------
                                                                                                         NIS thousands
                                                                                                ------------------------------


         A.       Inventories and work in progress, net
                   of customer advances

                  Presented as current assets:

                  Industrial inventory:
                  Raw and auxiliary materials                                                      570,455           584,998
                  Goods and work in progress                                                       199,748           256,952
                  Finished goods                                                                 1,024,181         1,061,646
                  Advances in respect of materials                                                   4,562             3,374
                  Inventories for trading operations - merchandise,
                   including advance payments                                                       91,591            72,883
                                                                                             -------------     -------------

                                                                                                 1,890,537         1,979,853

                  Less - customer advances                                                           4,786             8,120
                                                                                             -------------     -------------
                                                                                                 1,885,751         1,971,733
                                                                                             =============     =============


         B.       Customer advances, net of work in progress

                                                                                                          December 31
                                                                                                ------------------------------
                                                                                                       2003              2002
                                                                                                ---------------- -------------
                                                                                                         NIS thousands
                                                                                                ------------------------------

                  Presented as current liabilities:

                  Customer advances in respect of work in progress(1)(2)                           156,831           230,039
                  Less - inventory and work in progress                                                390               185
                                                                                             -------------     -------------
                                                                                                   156,441           229,854
                                                                                             =============     =============
                  (1)      Not including long-term advances

                  (2) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances
                           (including long-term advances).

Note 8 - Investments in Investee companies


                                                                                                   December 31
                                                                                         ------------------------------
                                                                                                2003              2002
                                                                                         ---------------- -------------
                                                                                                  NIS thousands
                                                                                         ------------------------------


         A.       Consolidated balance sheet - affiliates



         Net asset value of the investments (1)(2)                                          902,343           994,877
                                                                                      -------------     -------------

         Goodwill and original difference (2):
          Original amount                                                                    66,465            66,465
          Accumulated amortization                                                          (51,395)          (45,621)
                                                                                      -------------     -------------
                                                                                             15,070            20,844
                                                                                      -------------     -------------
         Long-term loans (3)                                                                 26,351            25,575
                                                                                      -------------     -------------
                                                                                            943,764         1,041,296
                                                                                      =============     =============

         (1) As follows:
                  Net asset value of investments as at December 31, 1991                    277,159           277,159
                  Changes from January 1, 1992:
                  Cost of shares acquired or received                                     1,266,706         1,259,920
                  Accumulated losses, net                                                  (708,007)         (599,933)
                  Changes in capital reserves and
                  Foreign currency translation adjustments                                  (11,648)          (20,402)
                  Initially consolidated subsidiaries, net                                  465,193           465,193
                  Disposals, net                                                           (387,060)         (387,060)
                                                                                      -------------     -------------

                                                                                            902,377           994,854
                                                                                      =============     =============

         (2)      Including investments in companies traded on the Stock
                  Exchange in Tel Aviv or abroad, in NIS millions:
                  Carrying value                                                                862               963
                                                                                      =============     =============
                  Market value as at balance date                                               985               422
                                                                                      =============     =============
         (3) Linkage terms and interest rates relating to long-term loans:

                  Linked to the CPI - bearing interest at the rate of 5.5%                   20,470            19,151
                  Linked to the Dollar - bearing interest at the rate of
                   LIBOR * + 1%.                                                              5,881             6,424
                                                                                      -------------     -------------
                                                                                             26,351            25,575
                                                                                      =============     =============

                  * On December 31, 2003, the LIBOR rate is 1.47%.

         B.       Company balance sheet - investees

                                                                                                   December 31
                                                                                         ------------------------------
                                                                                                2003              2002
                                                                                         ---------------- -------------
                                                                                                  NIS thousands
                                                                                         ------------------------------


         Shares:
         Net asset value of the investments                                                1,940,588         2,088,327
                                                                                         -----------       -----------

         Goodwill and original differences:                                                  158,187           151,128
         Original amount, net
         Accumulated amortization                                                            (90,179)          (74,747)
                                                                                         -----------       -----------
                                                                                              68,008            76,381
                                                                                         -----------       -----------

         Book value (1)                                                                    2,008,596         2,164,708
         Payments on account of shares (1)                                                    60,927            60,927
         Long-term loans and capital notes (2)                                             1,379,561         1,417,906
         Non-current inter-company accounts (3)                                                3,982             3,053
                                                                                         -----------       -----------
                                                                                           3,453,066         3,646,594
                                                                                         -----------       -----------
         (1) As follows:
                  Cost of shares including accumulated
                   earnings as at December 31, 1991                                        2,032,681         2,032,681
                  Changes from January 1, 1992:
                  Cost of acquired shares                                                  7,055,603         7,038,115
                  Accumulated losses, net                                                 (4,432,466)       (4,445,697)
                  Changes in capital reserves and erosion of
                   capital notes, net                                                         14,648           116,212
                  Disposals                                                               (2,600,943)       (2,515,676)
                                                                                         -----------       -----------
                  Book value, including payments on
                   account of shares (4)                                                   2,069,523         2,225,635
                                                                                         ===========       ===========

         B.       Company balance sheet - investees (cont'd)

                                                                                                   December 31
                                                                                         ------------------------------
                                                                                                2003              2002
                                                                                         ---------------- -------------
                                                                                                  NIS thousands
                                                                                         ------------------------------



         (2) Long-term loans and capital notes:
                  Long-term loans (a)                                                        65,633           120,558
                  Capital notes - unlinked and not bearing
                   interest (b)                                                           1,316,457         1,377,756

                                                                                          1,382,090         1,498,314
                  Less - current maturities of long-term loans                                2,529            80,408
                                                                                        -----------       -----------
                                                                                          1,379,561         1,417,906
                                                                                        ===========       ===========

         (a) Long-term loans classified by linkage terms and interest rates:

                                                                           Interest rate
                                                                          at December 31        December 31        December 31
                                                                          --------------  -----------------  -----------------
                                                                                    2002               2003               2002
                                                                          --------------  -----------------  -----------------
                                                                                       %             NIS thousands
                                                                          --------------  -----------------  -----------------


                  Linked to the Dollar                                         2.8 - 3.1            12,184              5,809
                  Linked to the CPI                                              2.0-2.8            43,205             71,736
                  Linked to the CPI                                          No interest            10,244             43,013
                                                                                          -----------------  ----------------
                                                                                                    65,633            120,558
                                                                                          =================  ================



         (b) Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.

         (3)      Non-current inter-company accounts:

                                                                                                   December 31
                                                                                         ------------------------------
                                                                                                2003              2002
                                                                                         ---------------- -------------
                                                                                                  NIS thousands
                                                                                         ------------------------------






                  Linked to the Dollar                                                       569               139
                                                                                         =======            ======
                  Unlinked-bears interest at the rate of
                   the increase in the CPI                                                 3,413             2,914
                                                                                         -------            ------
                                                                                           3,982             3,053
                                                                                         =======            ======

         B.       Company balance sheet - investees (cont'd)

                                                                                                   December 31
                                                                                         ------------------------------
                                                                                                2003              2002
                                                                                         ---------------- -------------
                                                                                                  NIS thousands
                                                                                         ------------------------------


         (4)       Including investments in marketable shares traded on the Tel
                   Aviv Stock Exchange or abroad in NIS millions:

                  Carrying value                                                            498             1,319
                                                                                         ======            ======
                  Market value as at balance date                                           867               796
                                                                                         ======            ======



Note 9 - Other Investments and Receivables

         A.       Composition:

                                                                       Consolidated                      Company
                                                             -------------------------------- --------------------------------
                                                                        December 31                      December 31
                                                             -------------------------------- --------------------------------
                                                                2003                2002               2003               2002
                                                             -------------------------------- --------------------------------
                                                                      NIS thousands                    NIS thousands
                                                             -------------------------------- --------------------------------


         Deposits in banks and in
          financial institutions                               49,180            76,289             32,028             54,166
         Non-current trade receivables                          9,362            25,974                  -                  -
         Long-term loans receivable
          from others                                          73,498            50,512                  -                  -
                                                         ------------      ------------       ------------       ------------
                                                              132,040           152,775             32,028             54,166

         Marketable securities                                  1,625             1,484                  -                  -

         Venture capital investment                           230,390           284,283                  -                  -

         Indemnification receivable for fire
          Damages (1)                                         113,346           108,064                  -                  -

         Non-marketable shares and
          payments on account                                   1,036             1,713              1,036              1,713

         Others                                                 4,947            23,220                113                151
                                                         ------------      ------------       ------------       ------------
                                                              483,384           571,539             33,177             56,030
                                                         ============      ============       ============       ============
         (1) See Note 3E(1)

         B. Classification by linkage terms and interest rates of deposits, non - current debts of customers and long - term loans from others:

         Consolidated:

                                                                                 Average
                                                                          interest rates
                                                                                      at
                                                                             December 31              December 31
                                                                                          -------------------------------------
                                                                                    2003               2003               2002
                                                                        ----------------  -------------------------------------
                                                                                       %             NIS thousands
                                                                        ----------------  -------------------------------------
         Linked to the CPI                                                    Mainly 5.7            39,028             60,872
         Linked to the foreign currency (mainly to the Dollar)                    0 - 10            93,012             89,264
         Unlinked                                                                     -                  -              2,639
                                                                                          ----------------   ----------------
                                                                                                   132,040            152,775
                                                                                          ================   ================

         Company:

                                                                                                   December 31
                                                                                         -----------------------------------
                                                                                                2003              2002
                                                                                         ---------------- ------------------
                                                                                                  NIS thousands
                                                                                         -----------------------------------

         Linked to the CPI                                                           5.7           32,028             54,166
                                                                                         ================   ================


         C. Repayment schedule of deposits, non-current customers balances and long-term loans from others, in the consolidated balance sheet:


                                                                       Consolidated                      Company
                                                             -------------------------------- --------------------------------
                                                                        December 31                      December 31
                                                             -------------------------------- --------------------------------
                                                                2003                2002               2003               2002
                                                             -------------------------------- --------------------------------
                                                                      NIS thousands                    NIS thousands
                                                             -------------------------------- --------------------------------

         Amounts collectible in the:
         Second year                                           50,094            99,242                  -             54,166
         Third year                                            45,958            19,331             32,028                  -
         Fourth year                                            8,230             8,597                  -                  -
         Fifth year                                             3,909             5,336                  -                  -
         Thereafter and without a
          specific maturity date                               23,849            20,269                  -                  -
                                                         ------------     -------------      -------------      -------------
                                                              132,040           152,775             32,028             54,166
                                                         ============     =============      =============      =============


Note 10 - Fixed Assets

         A.       Consolidated
                                                     Land       Buildings      Machinery,        Vehicles          Office
                                               (including                       equipment             and       furniture
                                                leasehold                             and       forklifts             and
                                                    land)                   installations                       equipment



                                          --------------------------------------------------------------------------------
                                                                               NIS thousands
                                          --------------------------------------------------------------------------------

         Cost as at January 1, 2003              125,056       1,735,986       4,063,998          62,157         204,338

         Additions during the year                   754          21,378         152,977           5,888          18,392
         Disposals during the year                 4,251          25,028         245,099          24,485           9,725
         Adjustments resulting from
          foreign currency translation
          differences*                            (5,908)        (25,938)       (181,784)         (3,992)        (10,299)
         Formerly consolidated
          subsidiaries, net                            -          (1,104)        (39,076)           (113)           (200)
                                          --------------------------------------------------------------------------------
         Balance as at December 31, 2003         115,651       1,705,294       3,751,016          39,455         202,506
                                          ================================================================================
         Accumulated depreciation as at
          January 1, 2003                          1,226         632,273       2,269,866          30,586         122,390
         Additions during the year                    56          43,155         167,440           6,556          20,336
         Disposals during the year                     -          10,649         236,533          13,357           8,018
         Adjustments resulting from
          foreign currency translation
          differences*                               (49)        (12,192)        (92,862)         (2,722)         (4,052)
         Formerly consolidated
          subsidiaries, net                            -            (469)        (35,112)            (34)            (38)
                                          --------------------------------------------------------------------------------
         Balance as at December 31, 2003           1,233         652,118       2,072,799          21,029         130,618

         Write down for decline in value               -          11,707               -               -               -
                                          --------------------------------------------------------------------------------
         Net book value as at
          December 31, 2003                      114,418       1,041,469       1,678,217          18,426          71,888

         Net book value as at
          December 31, 2002                      123,830       1,103,713       1,794,132          31,571          81,948
         *        See Note 2B(3)
                                          ================================================================================

(TABLE CONTINUED)


                                                      Tools   Installations           Total
                                                        and           under
                                                instruments    construction
                                                               and payments
                                                              on account of
                                                                acquisition
                                                                  of assets
                                          --------------------------------------------------
                                                              NIS thousands
                                          --------------------------------------------------

         Cost as at January 1, 2003                  3,195           1,473       6,196,203

         Additions during the year                       -            (613)        198,776
         Disposals during the year                       -               -         308,588
         Adjustments resulting from
          foreign currency translation
          differences*                                   -             (38)       (227,959)
         Formerly consolidated
          subsidiaries, net                            (28)              -         (40,521)
                                          --------------------------------------------------
         Balance as at December 31, 2003             3,167             822       5,817,911
                                          ==================================================
         Accumulated depreciation as at
          January 1, 2003                                -               -       3,056,341
         Additions during the year                       -               -         237,543
         Disposals during the year                       -               -         268,557
         Adjustments resulting from
          foreign currency translation
          differences*                                   -               -        (111,877)
         Formerly consolidated
          subsidiaries, net                              -               -         (35,653)
                                          --------------------------------------------------
         Balance as at December 31, 2003                 -               -       2,877,797

         Write down for decline in value                 -               -          11,707
                                          --------------------------------------------------
         Net book value as at
          December 31, 2003                          3,167             822       2,928,407

         Net book value as at
          December 31, 2002                          3,195           1,473       3,139,862
                                          ==================================================

         *        See Note 2B(3)


         (1) Some of the real estate properties have not yet been registered in the Land Registry Office in the name of the subsidiaries, in some cases because of the absence of formal parceling of the area.

                  Leasehold rights are for a period of 49 years, ended in the year 2003 and thereafter. Certain leases provide an option for extension for another 49 years.

                  The cost of leasehold real estate as at December 31, 2003, is approximately NIS 755 million, of which approximately NIS 437 million is under a capitalized lease.

         (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 181 million, adjusted, and NIS 195 million, adjusted, as at December 31, 2003 and 2002, respectively (see also Note 16A).

         (3) Includes capitalized interest amounting to about NIS 141 million adjusted, and about NIS 92 million adjusted to December 31, 2003 and 2002, respectively.

         (4) As for amounts charged to cost of fixed assets, see Notes 23B and E.

         (5) Including fully depreciated assets amounting to NIS 797 million, adjusted to December 31, 2003.

         (6)      See Note 22 regarding liens.

         B.       Company

         Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:


                                                                                 Offices            Office
                                                                             and land(*)         equipment              Total
                                                                        ------------------ ------------------ ---------------
                                                                           NIS thousands     NIS thousands      NIS thousands
                                                                        ------------------ ------------------ ---------------
         Cost as at January 1, 2003                                           36,008             6,245             42,253

         Additions during the year                                               267               125                392
         Disposals during the year                                                 -             1,000              1,000
                                                                        ------------------ ------------------ ---------------
         Balance as at December 31, 2003                                      36,275             5,370             41,645
                                                                        ------------------ ------------------ ---------------
         Accumulated depreciation as at
          January 1, 2003                                                      3,423             2,722              6,145

         Additions during the year                                               829               515              1,344
         Disposals during the year                                                 -               874                874
                                                                        ------------------ ------------------ ---------------
         Balance as at December 31, 2003                                       4,252             2,363              6,615
                                                                        ------------------ ------------------ ---------------

         Write down for decline in value                                      11,707                 -             11,707
                                                                        ------------------ ------------------ ---------------
         Net book value as at
          December 31, 2003                                                   20,316             3,007             23,323
                                                                        ================= =================== ===============
         Net book value as at
         December 31, 2002                                                    32,585             3,523             36,108
                                                                        ================= =================== ===============



         (*) Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 dunams, not yet registered in the Company's name. These offices have not as yet been registered in the name of the Company at the Land Registry Office. The offices are on land leased under a capital lease for a period of 49 years ending in 2044.

Note 11 - Intangible Assets, Deferred Tax Assets and Deferred Expenses

         A.       Consolidated balance sheet

                                                                                                   December 31
                                                                                         -----------------------------------
                                                                                                2003              2002
                                                                                         ---------------- ------------------
                                                                                                  NIS thousands
                                                                                         -----------------------------------
         Intangible assets-goodwill:
         Original amounts                                                                      714,841            886,629
         Accumulated amortization                                                              298,430            354,033
                                                                                         ---------------- ------------------
                                                                                               416,411            532,596
                                                                                         ---------------- ------------------

         Licensing of products abroad:
         Original amounts                                                                      783,206            700,412
         Accumulated amortization                                                              413,741            348,364
                                                                                         ---------------- ------------------
                                                                                               369,465            352,048
                                                                                         ---------------- ------------------

         Intangible assets in the purchase of products:(1)
         Original amounts                                                                    1,231,476          1,321,404
         Accumulated amortization                                                              100,993             47,652
                                                                                         ---------------- ------------------
                                                                                             1,130,483          1,273,752
                                                                                         ---------------- ------------------

         Marketing rights and others:
         Original amounts                                                                      189,757            209,218
         Accumulated amortization                                                               52,654             53,283
                                                                                         ---------------- ------------------
                                                                                               137,103            155,935
                                                                                         ---------------- ------------------
         Deferred expenses:

         Debentures issuance costs:
         Original amount                                                                        10,799             13,310
         Accumulated amortization                                                                3,715              2,356
                                                                                         ---------------- ------------------
                                                                                                 7,084             10,954
                                                                                         ---------------- ------------------
         Deferred taxes receivable (see Note 16(F))                                             60,537             71,532
                                                                                         ---------------- ------------------
                                                                                             2,121,083          2,396,817
                                                                                         ================ ==================


(1) Including intellectual property rights, trade mark, technological know-how, etc.

Note 12 - Credit from Banks and Others

         A.       Composition:


                                                                       Consolidated                      Company
                                                             -------------------------------- --------------------------------
                                                                        December 31                      December 31
                                                             -------------------------------- --------------------------------
                                                                2003                2002               2003               2002
                                                             -------------------------------- --------------------------------
                                                                      NIS thousands                    NIS thousands
                                                             -------------------------------- --------------------------------
         From banks                                           914,260         1,305,019            169,709            193,830

         Current maturities of long-term
          loans and debentures                                663,142         1,010,480            418,826            592,036
                                                         ------------     -------------       ------------      -------------

                                                            1,577,402         2,315,499            588,535            785,866
                                                         ============     =============       ============      =============

         See also Note 15A



         B. Classification by linkage terms and interest rates:

                                                                                 Average
                                                                       interest rates at              Consolidated
                                                                                          -------------------------------------
                                                                             December 31              December 31
                                                                                          -------------------------------------
                                                                                    2003               2003               2002
                                                                  ----------------------  -------------------------------------
                                                                                       %             NIS thousands
                                                                  ----------------------  -------------------------------------
         Linked to foreign currency (mainly to
          the Dollar)                                                           2.0-20.5           647,098            978,277
                                                                        (mainly 1.8-7.0)
         Unlinked                                                               6.9-11.4
                                                                      (mainly 10.6-11.4)           267,162            326,742
                                                                                             -------------       ------------
                                                                                                   914,260          1,305,019
                                                                                             =============       ============


                                                                                 Average
                                                                       interest rates at              Consolidated
                                                                                          -------------------------------------
                                                                             December 31              December 31
                                                                                          -------------------------------------
                                                                                    2003               2003               2002
                                                                  ----------------------  -------------------------------------
                                                                                       %             NIS thousands
                                                                  ----------------------  -------------------------------------
         Linked to the Dollar                                                    2.4-3.2           169,704           176,148
         Unlinked                                                                    8.7                 5            17,682
                                                                                             -------------       ------------
                                                                                                   169,709           193,830
                                                                                             =============       ============


         C. See Note 22 regarding liens to secure credit.

Note 13 - Trade Payables

                                                                       Consolidated                      Company
                                                             -------------------------------- --------------------------------
                                                                        December 31                      December 31
                                                             -------------------------------- --------------------------------
                                                                2003                2002               2003               2002
                                                             -------------------------------- --------------------------------
                                                                      NIS thousands                    NIS thousands
                                                             -------------------------------- --------------------------------

         Open debts                                            1,337,442          1,159,151         484              1,054
         Cheques and notes payable                                 5,341             24,032          19                204
                                                             -----------       ------------   ---------      -------------
                                                               1,342,783          1,183,183         503              1,258
                                                             ===========       ===========    =========      =============



Note 14 - Other Payables

                                                                       Consolidated                      Company
                                                             -------------------------------- --------------------------------
                                                                        December 31                      December 31
                                                             -------------------------------- --------------------------------
                                                                2003                2002               2003               2002
                                                             -------------------------------- --------------------------------
                                                                      NIS thousands                    NIS thousands
                                                             -------------------------------- --------------------------------
         Employees and
          withholdings remitted                               162,035           135,552                291                 22
         Provision for vacation pay and
          vacation expense allowance                          100,006           109,931              3,353              2,895
         Expenses to be paid                                  233,656           276,032             21,341             29,846
         Government agencies
          (including taxes)                                   192,770           141,236              2,143              1,538
         Provision for warranty and repairs                    52,844            33,739                  -                  -
         Payables for purchase of assets                            -           220,794                  -                  -
         Severance pay payable and current
          portion of early retirement
          pensions (see Note 17)                               87,438           147,631                134                150
         Reserve for internal insurance                         3,226            15,099              3,226              7,723
         Dividend proposed to the minority                     15,231                  -                 -                  -
         Deferred income                                       43,148            14,275                  -                  -
         Liability in respect of securities
          that were sold short                                 67,515            71,096                  -                  -
         Liabilities regarding forward
          transaction                                          57,061            37,922              9,457             34,090
         Others                                               255,287           191,148              3,321              1,798
                                                         ------------      ------------      -------------      -------------
                                                            1,270,217         1,394,455             43,266             78,062
                                                         ============      ============      =============      =============
         Includes interested parties                                                                 1,544                493
                                                                                             =============      =============


Note 15 - Long Term Liabilities


         A.       Loans

                                                                       Consolidated                      Company
                                                             -------------------------------- --------------------------------
                                                                        December 31                      December 31
                                                             -------------------------------- --------------------------------
                                                                2003                2002               2003               2002
                                                             -------------------------------- --------------------------------
                                                                      NIS thousands                    NIS thousands
                                                             -------------------------------- --------------------------------

         1.       Loans from banks                          3,668,341         4,808,310          1,875,279          2,533,417
                  Less - current maturities                   661,998           970,941            320,200            461,549
                                                         ------------      ------------      -------------      -------------
                                                            3,006,343         3,837,369          1,555,079          2,071,868
                                                         ------------      ------------      -------------      -------------
         2.       Loans from others:
                  Shareholders in subsidiaries
                   and in proportionately
                   consolidated companies                      52,386            38,461                  -                  -
                  Investees                                         -                  -           154,315             92,033
                  Receipts from
                   time-sharing units                          33,765            34,617                  -                  -
                  Deferred income                               9,945             4,159                  -                  -
                  Others and long-term
                   accrued expenses                            18,542            28,553                  -                  -
                                                         ------------      ------------      -------------      -------------
                                                              114,638           105,790            154,315             92,033
                  Less - current maturities                     1,144             1,085             98,626             92,033
                                                         ------------      ------------      -------------      -------------

                                                              113,494           104,705             55,689                  -
                                                         ------------      ------------      -------------      -------------
                                                            3,119,837         3,942,074          1,610,768          2,071,868
                                                         ============      ============      =============      =============



         3. Classification by linkage terms and interest rates:

                  The consolidated balance sheet:

                                                                         Interest rates
                                                                                      at
                                                                             December 31              December 31
                                                                                          -------------------------------------
                                                                                    2003               2003               2002
                                                                        ----------------  -------------------------------------
                                                                                       %             NIS thousands
                                                                        ----------------  -------------------------------------
                  Linked to the foreign currency (mainly
                   Dollar)                                                       1.7-8.1         2,147,952         2,857,810

                  Linked to the CPI                                              3.7-6.9         1,581,728         2,006,603

                  Linked to the CPI                                          No interest            46,227            42,025

                  Unlinked                                                       6.6-7.9             7,072             7,662
                                                                                             -------------  ----------------
                                                                                                 3,782,979         4,914,100
                  Less - current maturities                                                        663,142           972,026
                                                                                             -------------  ----------------
                                                                                                 3,119,837         3,942,074
                                                                                             =============  ================

         The Company balance sheet:

                                                                          Interest rates
                                                                                      at
                                                                             December 31              December 31
                                                                                          -------------------------------------
                                                                                    2003               2003               2002
                                                                        ----------------  -------------------------------------
                                                                                       %             NIS thousands
                                                                        ----------------  -------------------------------------
         a.       From banks

                  Linked to the CPI                                              5.8-6.9         1,502,011         1,915,832


                  Linked to the Dollar                                           2.7-7.7           373,268           617,585
                                                                                             -------------  ----------------
                                                                                                 1,875,279         2,533,417
                  Less - current maturities                                                        320,200           461,549
                                                                                             -------------  ----------------
                                                                                                 1,555,079         2,071,868
                                                                                             =============  ================

                                                                          Interest rates
                                                                                      at
                                                                             December 31              December 31
                                                                                          -------------------------------------
                                                                                    2003               2003               2002
                                                                        ----------------  -------------------------------------
                                                                                       %             NIS thousands
                                                                        ----------------  -------------------------------------
         b. From investees:

                  Capital note                                                        -              8,125                 -
                  Linked to the CPI                                                3.3-4            98,626            92,033
                  Linked to the CPI                                                   -             47,564                 -
                                                                                             -------------  ----------------
                                                                                                   154,315            92,033
                  Less - current maturities                                                         98,626            92,033
                                                                                             -------------  ----------------
                                                                                                    55,689                 -
                                                                                             =============  ================


         B.       Debentures

                                                                       Consolidated                      Company
                                                             -------------------------------- --------------------------------
                                                                        December 31                      December 31
                                                             -------------------------------- --------------------------------
                                                                2003                2002               2003               2002
                                                             -------------------------------- --------------------------------
                                                                      NIS thousands                    NIS thousands
                                                             -------------------------------- --------------------------------

                  Debentures convertible into
                   Shares at Series F issued
                   By Koor (1):                                     -            38,454                  -             38,454
                  Debentures convertible
                  into shares of subsidiary(2):               340,270           397,504                  -                  -
                                                             --------         ---------            -------           --------
                                                              340,270           435,958                  -             38,454
                                                             --------         ---------            -------           --------
                  Less - current maturities                         -            38,454                  -             38,454
                                                              340,270           397,504                  -                  -
                                                             ========         =========            =======           ========


         (1) In the current period, debentures of a par value of NIS 23,435 thousand (Series F) were repaid.

         (2)      a.       In November 2001 M-A Industries issued, under a
                           prospectus, convertible debentures and options for a net consideration of approximately NIS 276 million.

                           M-A Industries recorded the options at their fair value in accordance with the Black & Scholes option pricing model (about NIS 19 million). The balance of the proceeds (approximately NIS 257 million) was allocated to the fair value of the convertible debentures.

                           M-A Industries issued NIS 270,000 thousand par value of debentures (Series A) listed on the Tel Aviv Stock Exchange, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. The debentures are repayable in one payment in November 2007 if not converted before then into shares. The debentures are convertible into ordinary shares of NIS 1 par value each of M-A Industries at the rate of NIS 10.36 (following distribution of a dividend) par value of debentures per one ordinary share.

                  b. In January 2002 M-A Industries issued NIS 133,980 thousand par value of debentures (Series A) in a private placement. The terms of the debentures are the same as the terms of the debentures (Series A) issued by M-A Industries as above.

                  c. In June 2002 a consolidated company of M-A Industries purchased approximately NIS 16,684 thousand par value of debentures (Series A) in consideration of approximately 3.2 million dollars. During June 2003, all of the above debentures were sold for 4.3 million dollars.

                  d. In the current year, NIS 57,660,575 par value of debentures (Series A) were converted into 5,565,649 ordinary shares, NIS 1 par value, most at an exercise price of NIS 10.36 par value of debenture per ordinary, NIS 1 par value, share. M-A Industries total share capital issued as a result of the conversion is 1,270 thousand dollars, at a premium of 11,331 thousand dollars. Subsequent to the balance sheet date and proximate to the approval date of the financial statements, NIS 29,188 thousand par value of debentures (Series A) was converted into 2,833 thousand ordinary shares, NIS 1 par value.

                           The debentures are secured by a symbolic fixed senior lien on a deposit of NIS1 in favor of the trustee for the debenture-holders.

                           Beginning from 2003, conversion of the debentures became probable. Accordingly, the balance of the debentures is stated in a separate item between long-term liabilities and shareholders' equity.

         C. Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:

         1.       Consolidated

                                              Loans from banks               Loans from others                      Debentures
                                   ---------------------------- ------------------------------- -------------------------------
                                          December 31                    December 31                     December 31
                                   ---------------------------- ------------------------------- -------------------------------
                                          2003            2002            2003            2002            2003            2002
                                   ---------------------------- ------------------------------- -------------------------------
                                                                                         NIS thousands
                                   ---------------------------- ------------------------------- -------------------------------
         Second year                  626,983         899,477           7,929          24,614               -                -
         Third year                 1,649,252         380,990          13,622           6,880               -                -
         Fourth year                  308,944       1,995,683           5,150           4,887         340,270                -
         Fifth year                   224,854         269,571           4,832           4,321               -         397,504
         Sixth year                    43,029          88,993           1,000           4,219               -                -
         Subsequent years             153,281         202,655          80,961          59,784               -                -
                                   ----------  -------------- --------------- --------------- --------------- ----------------
                                    3,006,343       3,837,369         113,494         104,705         340,270         397,504
                                   ==========  ============== =============== =============== =============== ================

(TABLE CONTINUED)

                                                              Total
                                     -------------------------------
                                                        December 31
                                     -------------------------------
                                               2003            2002
                                     -------------------------------
                                                NIS thousands
                                     -------------------------------
         Second year                       634,912         924,091
         Third year                      1,662,874         387,870
         Fourth year                       314,094       2,000,570
         Fifth year                        569,956         671,396
         Sixth year                         44,029          93,212
         Subsequent years                  234,242         262,439
                                   --------------- ----------------
                                         3,460,107       4,339,578
                                   =============== ================

         2.       The Company


                                                                        Loans and capital note
                                              Loans from banks                  from investees                           Total
                                    ------------------------------ ------------------------------- ----------------------------
                                                    December 31                     December 31                     December 31
                                    ------------------------------ ------------------------------- ----------------------------
                                           2003            2002            2003            2002            2003            2002
                                    ------------------------------ ------------------------------- ----------------------------
                                                                          NIS thousands
-------------------------------------------------------------------------------------------------------------------------------
         Second year                   314,174         355,895          47,564              -         361,738         355,895
         Third year                  1,232,086               -              -               -       1,232,086               -
         Fourth year                         -       1,706,613              -               -               -       1,706,613
         Fifth year                          -               -              -               -               -               -
         Sixth year                          -               -              -               -               -               -
         Subsequent years                8,819           9,360           8,125              -          16,944           9,360
                                    ----------  --------------  --------------  -------------  --------------  --------------
                                     1,555,079       2,071,868          55,689              -       1,610,768       2,071,868
                                    ==========  ==============  ==============  =============  ==============  ==============


         D. See Note 22 for details of security pledged to secure loans.

Note 16 - Taxes on Income

         A. Tax benefits under the Law for Encouragement of Capital Investments, 1959:

         Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of up to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%. According to the alternative track, some of the plants of subsidiaries were granted a tax exemption for a two to four year period and are taxed at the preferential rate of 25% during the remaining benefits period.

         For fixed assets serving the approved enterprise, investees are entitled to an accelerated amortization deduction over five years.

         In the event that an investee distributes a dividend to shareholders out of income attributable to revenues from an approved enterprise which received a tax exemption, the company that distributes the dividend would be liable to tax at 25% of the earnings distributed. Deferred taxes in respect of income from approved enterprises were not provided, since it is the Subsidiaries policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

         Benefits are conditional upon the fulfillment of terms set out in law or in deeds of approval. Non-fulfillment of terms could cause cancellation of the benefit, in whole or in part, and the return of benefit sums, plus interest and linkage differentials. The investees met all terms set out as above as at the dates of the financial reports.

         As security for the implementation of the approved projects and compliance with the conditions of the approval, a pledge has been registered on the above subsidiaries' assets in favor of the State of Israel.


         B. Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law"):

         The Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law") which has been in effect since the 1985 tax year, instituted the measurement of results for tax purposes on a real basis. The various adjustments required under the Adjustments Law are meant to bring about taxation of income on a real basis. However, the adjustment of nominal income under the tax laws is not always identical to the inflationary adjustment according to the Opinions of the ICPAI. Consequently, differences are created between adjusted incomes according to the financial statements adjusted income for tax purposes.

         C.       Law for the Encouragement of Industry (Taxation), 1969:

         Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have in fact claimed, accelerated rates of depreciation. Likewise, certain subsidiaries are entitled to file consolidated tax returns with the tax authorities.


         D.       Tax rates applicable to income from other sources:

         Income not eligible to "approved enterprise" benefits, mentioned in item A. above, is liable to tax at the regular rate of 36% (or if the investee is registered and operates outside of Israel, at the tax rate prescribed for that territory).


         E. Losses for tax purposes carried forward to future years and tax assessments:

         1. The consolidated balance of tax loss as at December 31, 2003 carryforwards to next years amounted to approximately NIS 3,181 million as at balance sheet date, out of which NIS 1,607 million relates to Koor. Carryforward tax losses are linked to the CPI.

         2. The Company has received final assessments until 1998 tax year.

         3. MA Industries subsidiaries in Israel received, for 1999, tax assessments to the best of judgment, according to which they have been required to pay an additional 2.2 million dollars. These consolidated companies appealed against the demand. After the balance sheet date, tax assessments to the best of judgment were also received for the years 2000 and 2001. The total demand for payment for these years is 7.8 million dollars. The consolidated companies believe that the provisions made in the financial statements suffice.

         F.       Deferred taxes:

         1. Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                                            December 31
                                                                                                ----------------------------------
                                                                                                     2003               2002
                                                                                                ----------------- ----------------
                                                                                                          NIS thousands
                                                                                                ----------------------------------


                  Within current assets in respect of:
                  Provision for vacation pay and severance benefits                                 28,185            23,475
                  Operating loss and capital loss carried forwards                                  92,327            16,820
                  Inventory, net of customer advances                                                3,757            (6,905)
                  Timing differences in respect of recognition of income and expenses               31,761            42,475
                                                                                                 ---------         ---------
                  Total in current assets                                                          156,030            75,865
                                                                                                 =========         =========
                  Within long-term assets in respect of:
                  Depreciation                                                                     (33,256)          (41,183)
                  Operating loss and capital loss carried forwards                                 908,425          *972,351
                  Liability in respect of employee severance benefits                               28,680            78,772
                  Other                                                                              3,709             4,902
                                                                                                 ---------         ---------
                  Balance not expected to be realized (1)                                         (847,021)        *(943,310)
                                                                                                 ---------         ---------
                  Total in other long-term assets                                                   60,537            71,532
                                                                                                 =========         =========
                  Within short-term liabilities in respect of:
                  Provision for vacation pay and severance benefits                                     71                 -
                  Timing differences in respect of recognition of income and expenses               (5,054)                -
                                                                                                 ---------         ---------
                  Total in other payables                                                           (4,983)                -
                                                                                                 =========         =========
                  Within long-term liabilities in respect of:
                  Depreciation                                                                    (364,906)         (359,538)
                  Operating loss and capital loss carried forwards                                 135,387           142,893
                  Liability in respect of employee severance benefits                               41,842            38,595
                  Other                                                                             (2,615)           (7,528)
                                                                                                 ---------         ---------
                                                                                                  (190,292)         (185,578)
                  Balance not expected to be realized (1)                                           (9,495)           (9,871)
                                                                                                 ---------         ---------
                  Total in long-term liabilities                                                  (199,787)         (195,449)
                                                                                                 =========         =========

                  (1)The Company and certain subsidiaries have deferred tax
                     assets, that are not expected to be realized, because of accumulated tax loss carryforwards and other timing differences. Companies Management's believes that it is not likely that these balances will be realized and, accordingly, no deferred taxes were created in respect thereof.

                  (2) The Company's balance - see Note 3C(10).

                  *  Reclassified

         2. Balances and movement of deferred taxes in the consolidated balance sheet:

                                                                                                       Timing
                                                                                               differences in
                                                                                                   respect of
                                  Depreciable     Inventories      Provisions      Losses and     recognition
                                        fixed          net of             for      deductions       of income
                                       assets        customer        employee         carried             and
                                                     advances          rights         forward        expenses           Total
                                   ------------ --------------- --------------- ---------------- --------------- --------------
                                                                       NIS thousands
                                   --------------------------------------------------------------------------------------------
         Balance as at
          January 1, 2002           (354,863)         (4,309)        100,402         249,147          28,446          18,823
         Translation
          differences in
          subsidiaries                (2,351)            (48)            439             140             929            (891)
         Amounts charged
          to statement of
          operations                 (37,645)         (2,077)         40,001         (71,191)          6,433         (64,479)
         Other changes,
          net*                        (5,862)           (471)              -             787           4,041          (1,505)
                                   ------------ --------------- --------------- ---------------- --------------- --------------
         Balance as at
          December 31,
          2002                      (400,721)         (6,905)        140,842         178,883          39,849         (48,052)
         Translation
          differences in
          subsidiaries                21,304           1,386          (7,627)         (9,026)          8,606          14,643
         Amounts charged
          to statement of
          operations                 (18,745)          9,276         (34,437)        109,766         (20,654)         45,206
                                   ------------ --------------- --------------- ---------------- --------------- --------------
         Balance as at
          December 31,
          2003                      (398,162)          3,757          98,778         279,623          27,801          11,797
                                   ============ =============== =============== ================= ============== ==============

         * Mainly subsidiaries that were sold/acquired, net.

         Deferred taxes were computed at tax rates of 25% - 36%.

         G. Taxes on income included in consolidated statements of operations:

         1. Composition:

                                                                                        Year ended December 31
                                                                           ---------------------------------------------------
                                                                                    2003             2002             2001
                                                                           ------------------- ---------------- --------------
                                                                                                 NIS thousands
                                                                           ---------------------------------------------------
                  Earnings (losses) before income tax:
                  In Israel                                                      41,868           (451,190)         (697,289)
                  Abroad                                                        406,496            137,540               629
                                                                           ------------------- ---------------- --------------
                                                                                448,364           (313,650)         (696,660)
                                                                           =================== ================ ==============
                  For the current year:

                  Current taxes:
                  In Israel                                                      51,470             67,444            66,700
                  Abroad                                                         60,440             17,392            11,246

                  Deferred taxes:
                  In Israel                                                     (66,565)            18,942            (3,252)
                  Abroad                                                         21,359             45,537           (33,979)

                  In respect of previous years:
                  In Israel                                                      (9,189)            (8,369)           (6,134)
                  Abroad                                                         27,857                233             4,249
                                                                           ------------------- ---------------- --------------
                                                                                 85,372            141,179            38,830
                                                                           =================== ================ ==============

         G. Taxes on income included in the consolidated statements of operations (cont'd):

         2. Below is the adjustment between the theoretical tax amount which would have been applicable if all the income of Koor Group and the consolidated companies were taxable at 36%, and the tax amount charged in the statement of income.

                                                                                        Year ended December 31
                                                                           ---------------------------------------------------
                                                                                    2003             2002             2001
                                                                           ------------------- ---------------- --------------
                                                                                                 NIS thousands
                                                                           ---------------------------------------------------
                  Earnings (losses) before taxes on income, as
                   reported in the statement of operations                      448,364           (313,650)         (696,660)
                                                                           =================== ================ ==============

                  Statutory tax rate                                                 36%                36%              36%
                                                                           =================== ================ ==============

                  Theoretical tax expenses in respect of these
                   earnings (losses)                                            161,411           (112,914)         (250,798)
                  Increase (decrease) in taxes resulting from
                   the following factors - the tax effect:
                  Tax benefits under various encouragement
                   laws                                                         (32,790)           (58,461)          (42,591)
                  Non-deductible expenses for tax
                   purposes                                                      22,650            144,711            59,523
                  Losses for which deferred taxes were not
                   recorded                                                      40,470            194,757           165,618
                  Capital gains (losses) from sale of
                   investments and assets, net                                        -                (91)           43,628
                  Provisions for anticipated losses from the
                   sale of assets, net                                           25,748             43,699            85,251

                  Tax loss carried forwards from prior years for which deferred taxes were not created and which were utilized during
                   the current year                                                   -            (60,132)           (1,473)
                  Tax losses from prior years, for which
                   deferred taxes were recorded this year                       (58,903)                 -                 -
                  Effect of the Inflationary Adjustments Law
                   in respect of companies whose functional
                   currency is the Dollar                                       (25,660)            24,032            29,311
                  Taxes in respect of prior years                                18,668             (8,136)           (1,885)
                  Effect of foreign subsidiaries *                              (63,328)           (28,862)          (47,085)
                  Others                                                         (2,894)             2,576              (669)
                                                                           ------------------- ---------------- --------------
                  Total taxes on income                                          85,372            141,179            38,830
                                                                           =================== ================ ==============

         * Relates to territories of operations in which the statutory tax rate is lower than that used in Israel.

Note 17 - Liabilities for Employee Severance Benefits, Net

         A.       Pension, severance pay and retirement grants:

         Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire. In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. Were the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Company's liability for employee severance benefits. Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. Where amounts accumulated in the pension funds are insufficient to cover such severance pay, the company and its subsidiaries will make up the amount of the shortfall at the time of payment.

         In certain subsidiaries, past experience has shown that the vast majority of employees continue to work until they reach retirement age, and these companies were not asked, in the past, to make up significant shortfalls for employees who chose early retirement. Accordingly, the managements of these companies believe that there is a low probability that such shortfalls will be paid. Therefore, the financial statements of these companies do not include a provision. Therefore, the financial statements of the other Group companies include a suitable provision, based on management's estimate of the salary components used to compute the pension for full coverage of the said obligation. In Management's opinion, an appropriate provision, based on the salary components used in the computation of severance pay, has been included in the financial statements to fully cover this liability.
         Regarding companies in which enhanced severance has been planned or agreed upon for the employees, appropriate provisions have been made for the supplementary amounts.

         In early 2003, the Knesset passed a law, which changed the regulations for pension funds, and retirement age will be raised gradually from 65 to 67 for men and from 60 to 62 for women. On the other hand, the Minister of Finance deposited a letter with the Chairman of the Knesset Finance Committee, whereby an annual fund will be set up, to compensate those harmed by the application of the law, including employers. The Company's and investee's company managements assess that the above law will not have a material effect on the Group's obligations for early retirement in respect of its employees.


         B.       Early retirement pension:

         Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3%-0.4% per month (3.6% - 5% per annum).

         C.       Compensation for unutilized sick leave:

         A provision for unutilized sick leave, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55. Due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilization of sick leave or early retirement), no provision has been made. The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilized.


         D. Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:

                                                                       Consolidated                      Company
                                                             -------------------------------- --------------------------------
                                                                        December 31                      December 31
                                                             -------------------------------- --------------------------------
                                                                2003                2002               2003               2002
                                                             --------------- ---------------- ----------------- --------------
                                                                      NIS thousands                    NIS thousands
                                                             -------------------------------- --------------------------------
         Severance pay and retirement grants                  259,455           315,600              3,227              9,657

         Amount accrued for early
          retirement                                          186,059           154,172                548                643

         Amount accrued in respect of
          unutilized sick leave                                11,853            11,188                314                317
                                                             --------------- ---------------- ----------------- --------------
                                                              457,367           480,960              4,089             10,617

         Less - amount funded (1)                             265,365           224,656              2,605              2,235
                                                             --------------- ---------------- ----------------- --------------
                                                              192,002           256,304              1,484              8,382
                                                             =============== ================ ================= ==============


         (1) The amounts funded can be withdrawn, subject to the fulfillment of the provisions of the Severance Pay Law.

Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities

         1. Commissioner of Restrictive Trade Practices:

                  During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - "the Law"), regarding alleged price-fixing and lack of competition between Tadiran Ltd. (subsidiary of Koor - "Tadiran") and Tadiran Telecommunications Ltd. (formerly a Koor subsidiary) (hereinafter - "TTL") and between Telrad Networks Ltd. (subsidiary of Koor - "Telrad"), the Commissioner of Restrictive Trade Practices (hereinafter - "the Commissioner") conducted an investigation at the offices of Tadiran, TTL, Telrad and the Company, during which certain documents were gathered, certain employees were questioned and additional information was submitted as requested.

                  On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - "the Authority") had concluded the investigation regarding suspicions about restrictive arrangements between the Company, Tadiran, TTL, Telrad, Bezeq and BezeqCall, in the supply of switchboards for the commercial market and in the Network Termination Point segment.

                  On March 4, 2002, Tadiran and Telrad received notice from the Authority that it is considering the possibility of bringing each of them to trial for violations of the Law, in the matter of the actions the Authority alleges that each of them took, relating to the supply of switchboards for the commercial market in the years 1993 to 1997. The Authority's notice states that the allegations against Telrad and Tadiran in the Network Termination Point segment are still being reviewed by the Commissioner.

                  Under the Law, penalties may be imposed against an entity that has violated the Law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law.

                  Contacts are underway with the Restrictive Trade Practices Authority, in an effort to conclude the proceedings related to the Authority's investigation.

                  The Company is unable to estimate, at this stage, the significance and implications of the Authority's notice, and accordingly, no provision has been made in the financial statements in respect of this matter. See Note 18A5(a) for information on Tadiran's indemnification of ECI.

         2.       Elisra

                  As part of the agreement for the sale of part of the Company's holdings in Elisra to Elta, as described in Note 3E(3), Koor undertook to indemnify Elta for damages, as defined in the agreement, which will incur as a result of violation of representations made to Elta in the agreement. The main points of the indemnification undertaking are these:

                  (a) Damages exceeding 2 million dollars, incurred as a result of the violation of most of the representations, as well as any damages sustained as a result of violation of the representation concerning the fairness of the provisions in the financial statements of Elisra for the year 2001 in respect of obligations to employees; provided that the demand for payment of the indemnity is submitted by Elta not later than 30 days after the date of presentation of Elisra's financial statements for 2003.

                  (b) Any amount of damages incurred as a result of violation of the representation concerning the insurance indemnity rights to which the Elisra Group is entitled, relating to the fire that occurred at the Group's plants, see Note 3E(1). Elta's right to demand payment of the indemnity in this matter carries no time limit.

                  (c) Any amount of damages incurred as a result of tax payments for which Elisra will be liable, in respect of the tax year 2001, and that are at least 4 million dollars higher than all the provisions for taxes included in Elisra's financial statements for 2001; provided that the demand for payment of indemnity is submitted by Elisra not later than 30 days after the date on which the self-assessment in respect of that tax year becomes final.

                  (d)      As a condition for the continued availability - see
                           Note 3E(4).

         3. According to the terms of agreements with banks, Koor undertook, among other things, to maintain minimum shareholders equity, and to partially repay the current debt out of proceeds to be received from the divestitures of specific assets, in the event that the assets are sold. As at balance sheet date, Koor is complying with these conditions.

         4.       Telrad

                  A. In October 1994, a claim in an unspecified amount was filed by the Engineers Union against Telrad. The claim pertains to the recognition of applicability to Telrad engineers of the salary tables included in the general collective bargaining agreements, which were signed in 1995 and 1994 between the Engineers Union and employers in the public service sector.

                         On January 31, 1996, a ruling was handed down by the Tel Aviv District Labor Court, which dismissed outright the claims of the Engineers Union. The Engineers Union appealed the ruling to the Labor Court, which ruled that the agreement is a collective agreement governing the relations between Telrad, the Union and the Telrad employees. An appeal was filed in the Supreme Court by Telrad.

         4. Telrad (cont'd)

                         On January 29, 2002, a ruling was issued dismissing Telrad's appeal. Consequently, the next stage is a hearing of evidence by the Labor Court concerning the applicability of public service sector to salaries in Telrad.

                         In April 1996, a similar claim was filed by the Lod Workers' Council and the Workers' Committee concerning the applicability of the salary tables of the public service sector to employees of Telrad.

                  B. In 1999 a claim was filed against Telrad by company employees who are members of Telrad's workers' committee. They are suing to be given accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will rule that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition, a motion was filed to recognize the plaintiffs as representatives of all of Telrad's workers and employees. The court dismissed the motion for a class action. A defense brief has been filed by Telrad.

                  Telrad recorded an appropriate provision in respect of the above claims.

                  C. As a condition for the continued availability of bank credit lines given to Telrad see Note 3D(5).


         5. Tadiran and its investees

                  A. In the 1999 merger agreement between ECI and Tadiran Telecommunications Ltd., Tadiran undertook to indemnify ECI for any loss ECI sustains as a result of matters under investigation by the Restraint of Trade authority.

                           This indemnity will remain valid for a period of seven years from the date of the merger and may be extended for an additional period, as long as these matters are under investigation by the Commissioner.

                  B. Employees of a Tadiran plant that closed during 1990 filed actions against the Tadiran, alleging that they sustained injuries or certain work-related illnesses that they allege resulted from exposure to certain substances during their employment.
                           Tadiran has insurance policies which, relying on legal opinion, cover possible damages resulting from these claims, and consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in liquidation.

         5. Tadiran and its investees (cont'd)

                  C. In October 1999, Bezeq, The Israel Telecommunication Corp. Ltd. (hereinafter - "Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses sustained by Bezeq due to delays in the performance of projects ordered in development and application contracts originally signed between Bezeq and TTL, in the amount of approximately 8.6 million dollars (hereinafter - "main claim"). Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of approximately 1.7 million dollars (hereinafter - "alternative claim").

                           In an arbitration judgment issued on February 17, 2000, all of Bezeq's arguments regarding Tadiran's liability for the main claim were dismissed. The arbitration judgment rules that pursuant to the engagement contracts between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The negotiations between the parties for a settlement were unsuccessful, and the matter has been returned to the arbitrator for his decision. In February 2003, a supplementary arbitration agreement was signed. The parties submitted their written arguments and the arbitrator issued his ruling on February 26, 2004. In his ruling, the arbitrator affirmed Tadiran's position and ruled, in accordance with the parameters for calculating the damages that Tadiran is meant to pay to Bezeq. In the estimation of Tadiran's management, based on the opinion of its legal counsel, Tadiran will not bear additional material expenses, beyond the provision included in the financial statements.

         6. M-A Industries and its overseas investees

            a. Quality of the environment

                           The activities of M-A Industries are exposed to the risk of harming the environment, since it manufactures, stores and sells chemicals. M-A Industries invests significant amounts in order to comply with the provisions of environmental laws and regulations, and in the opinion of the management it does comply therewith. According to M-A Industries' insurance experts, the insurance policies provide coverage in the event of a sudden unexpected crisis of environmental pollution in Israel and worldwide, subject to the relevant terms of the policy. As at balance sheet date, M-A Industries does not have insurance coverage for continuous environmental pollution.
                           Such insurance is difficult to obtain, and even where it can be obtained, the company believes that the terms of the insurance, including the sum insured, do not at present justify taking out such insurance.

                           One of the plants of M-A Industries subsidiary is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impermeable to seepage or pollution. The Ministry of the Environment conducted tests, which determined that there are indications of subterranean pollution in Ramat Hovav. The investigators recommended that steps be taken to prevent the continuation of leakages from active and inactive plants, which could constitute a source of pollution of the water table in the area.

         6.       M-A Industries and its overseas investees (cont'd)

                           In 1998 an agreement was signed between the Ramat Hovav Council, the plants and university institutions, to finance research that would provide a basis for recommendations as to the action to be taken to halt any further pollution. In 2003, the research was concluded and its results were submitted to M-A Industries. As at the date of the financial statements, M-A Industries management does not expect significant impact with respect to M-A Industries from implementation of the report's recommendations, and, therefore, no provision has been included in the financial statements in respect thereto.

                           Against M-A Industries and one of its officers, a criminal complaint was filed by the Man, Nature and Law Foundation. The complaint accuses M-A Industries that in several instances during 1999-2002, there were measurements at its Ramat Hovav plant of chimney emissions of materials at prohibited concentrations, which created strong air pollution.
                           M-A Industries does not admit to the charges in the complaint.

                           In the opinion of M-A Industries and its legal counsel, because of the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure. Therefore, the financial statements did not include a provision in respect thereof.

                  b. A claim was filed against a subsidiary in Brazil, alleging that the subsidiary copied a certain process, which is a protected trade secret owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant for unfair competition, in the amount of approximately 9 million dollars (based on a calculation involving the amount of materials used). In addition, the claimant requested that a fine of 25 dollars per day be levied against the subsidiary for the unlawful exploitation of trade secrets. Based on the opinion of its legal counsel, the subsidiary's management estimates that the claim has no validity and therefore, no provision has been included in the financial statements in respect thereto.

                  c. In addition a claim was filed against a subsidiary in Brazil and others, totaling approximately 31 million dollars, by a group that acquired the rights of two banks, which had declared bankruptcy, as the guarantor of debts of agricultural cooperatives that were its former shareholders. Based on the opinion of its legal counsel, the subsidiary's management estimates that there is a good chance that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

         6.       M-A Industries and its overseas investees (cont'd)

                  d. Administrative proceedings, civil actions and other monetary claims of approximately 18 million dollars have been filed against a subsidiary of M-A Industries. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the subsidiary's success in the proceedings and its defense against the above claims and demands are high. The subsidiary believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result from these claims.

                  e. On the matter of compliance with financial criteria, see Note 3C(1).

                  f. On the matter of undertakings in securitization transactions, see Note 3C(1).


         7. On September 30, 1999, Knafayim, an affiliate, and the Ze'evi Group jointly signed an agreement with the government of Bulgaria and the Bulgarian Privatization Authority, to acquire 75% of the share of Balkan-Bulgarian Airlines, as part of the privatization process of the Bulgarian government (hereinafter
                  - "privatization agreement"). On October 17, 1999, an agreement was signed between Knafayim and the Ze'evi Group, pursuant to which Knafayim transferred to the Ze'evi Group all of its rights and obligations pursuant to the privatization agreement (hereinafter - "the agreement"), and the Ze'evi Group undertook to obtain the consent of the Bulgarian government and the Bulgarian Privatization Authority to release Knafayim from its obligations toward them pursuant to the privatization agreement. The Ze'evi Group also undertook, pursuant to the agreement, that as long as the above consent is not obtained, the Ze'evi Group would discharge, at its expense, any claim lodged against Knafayim resulting from the privatization agreement, and would indemnify Knafayim for any direct damage it sustains as a result of the privatization agreement. the Bulgarian government and the Bulgarian Privatization Authority have not as yet given their consent to release Knafayim from its obligations toward it pursuant to the privatization agreement.

                  The government of Bulgarian has financial claims against Knafayim and the Ze'evi Group in respect of alleged breach of the privatization agreement. As of February 10, 2004, when the last letter of demand was received from the Bulgarian government, the total financial demands by the Bulgarian government from Knafayim and the Ze'evi Group in respect of the years 2000-2002 reach 20.6 million dollars. Knafayim sent a letter of response to the Bulgarian government on March 11, 2004, in which it denies outright its liability for the alleged damages, and gave its consent to the appointment of an arbitrator, agreed by Knafayim and the Ze'evi Group, without any admission of the allegations whatsoever. In the estimation of Knafayim's management, Knafayim and the Ze'evi Group have worthy defense arguments against the demands by the Bulgarian government, based on factors including the opinion of the Ze'evi Group's Bulgarian attorneys.

                  Likewise, the Ze'evi Group filed a claim against the Bulgarian government, which now stands at 70 million dollars, which was heard as part of the international arbitration being held in Paris.

         8.       a.       The financial statements of Herods, a company
                           proportionately consolidated by Sheraton
                           Moriah Ltd. (hereinafter: "Sheraton"), a consolidated company of Koor, were approved and signed by Sheraton's representatives on Herods Board of Directors (representing 50% of all Herods directors), but were not approved by the representatives of the other shareholders (also representing 50% of all Herods directors). Therefore Herods financial statements are not seen as approved by law. The representatives of the other Herods shareholders refuse to sign the financial statements given the dispute between the parties, detailed in Note
                           18A8(b). Sheraton's management, and its Herods Board representatives estimate that the maximum financial exposure to Herods, or to Sheraton, for Herods, could be, if any, in relation to claims or demands on the part of the other shareholders, or their representatives in Herods board, is immaterial.

                  b. The other Herods shareholders (hereinafter: "the plaintiffs") filed, with the Tel Aviv District Court, a "Request for the approval of a claim as a derivative action" against Sheraton and a consolidated company. The derivative action, for which they are seeking approval, is for the cancellation of the management agreement between Herods and a consolidated company, and this as part of the arbitration process, to which the claim has been referred. The claim itself deals with the plaintiffs arguments regarding breaches in the management and image agreement. At this initial stage, (whereby the claim has not yet been approved to be filed as a derivative action), the Sheraton's legal counsels are unable to assess the chances of the claim.

         9. In addition, a number of claims have been filed against certain investees concerning various matters arising in the normal course of business, including litigation with tax, customs and VAT authorities, which are in various legal proceedings. The managements of these companies believe, based on the opinions of their legal counsel that adequate provisions for those claims have been made in their financial statements, in light of the circumstances.

         10. On fulfillment of conditions relating to an investment grant - see Note 10A(2).

         11. The business activities of the Koor Group are based primarily on high-technology. The accelerated pace of technological development and innovation in the fields in which the Group operates requires the investment of substantial financial resources in research and development, in order to assure the Group's position in its operating segments and in its constant competition with both Israeli and global entities. Consequently, the Group may be exposed to the loss of its position in certain segments, as well as to substantial research and development costs, which, in turn, may have an adverse effect on the Group's operating results.

         12.      On the indemnity granted to Claridge as advisor - see Note
                  25C(2).

         13. In connection with the indemnification of the appraiser who conducted an evaluation for ECI, see Note 3A(1).

         B.       Commitments

         1. Some companies in the Group have research and development contracts with the Government of Israel. Under these contracts, the companies are required to pay royalties to the Government of Israel if they generate income from such research (at rates of 2% - 5% of sales proceeds from products resulting from the research and development), in amounts not exceeding 100% - 150% of the linked amounts of the grants received by the companies as participation in the research and development projects.

                  Royalties paid to the Government of Israel in respect of the aforementioned research and development contracts, are as follows:

                  In the year ended December 31, 2003 - NIS 22,902 thousand. In the year ended December 31, 2002 - NIS 24,662 thousand. In the year ended December 31, 2001 - NIS 27,024 thousand.

                  Negotiations have been held between a subsidiary and the Government of Israel (the Office of the Chief Scientist - "OCS") to re-examine the royalties paid to the OCS during a period exceeding seven years. The management of the subsidiary estimates that the proceedings will have no material effect, and accordingly, no provision was made in the financial statements.

         2. Certain subsidiaries undertook to pay royalties at the rate of 3% per year in respect of the incremental export sales, up to the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the dollar.

         3. Commitments for the purchase of fixed assets: December 31, 2003 - NIS 50; December 31, 2002 - NIS 23 million.

         4. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include renewal options. The expenses of these companies were NIS 50 million in 2003, NIS 60 million in 2002 and NIS 33 million in 2001.
                  Future minimum payments under the non-cancelable operating leases and rental payment, for the years subsequent to balance sheet date, are as follows:
                                                                    December 31
                                                                           2003
                                                                (NIS thousands)

-------------------------------------------------------------------------------
                  First year                                            46,379
                  Second year                                           41,441
                  Third year                                            31,854
                  Fourth year                                           16,028
                  Fifth year and thereafter                             15,913
                                                                       151,615

===============================================================================

         5. Koor Corporate Venture Capital's commitment for additional investments in venture capital funds, and in start-up companies as at the signing date of the financial statements is approximately 9 million dollars.

         6. During 2002, subsidiaries of M-A Industries signed long-term supply contracts for a period of five years with international companies for 17.3 million dollars per year.


Note 19 - Convertible Securities of Investee Companies

         Option warrants to employees:

         Certain investees issued options to their employees until 2003 inclusive. Employee entitlement to such options is usually being determined over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

         The exercise price was, in most cases, identical to the market price of the shares of subsidiary companies on the issuance date of the option warrants.

         At each reporting period, Koor reviews the probability that the Options will be exercised. If a loss, as a result of dilution, following the option exercise, is expected, the Company records the loss.

         Convertible debentures

         See Note 15B(2).



Note 20 - Share Capital and Stock Options

         A.       Share capital is composed as follows:

                                                              December 31, 2003                    December 31, 2002
                                                          -----------------------------          -----------------------------
                                                            Authorized        Issued and         Authorized         Issued and
                                                                             Outstanding                           outstanding
                                                          -------------     --------------     -------------     -------------
         Number of shares:
         Ordinary shares, par value
          of NIS 0.001 (1) (3) (4) (5)                     83,932,757        15,950,188         84,557,334         16,506,982
                                                           ==========        ==========         ==========         ==========
         Deferred shares, par value
          of NIS 0.001  (2) (3) (4)                        15,792,243        15,156,533         15,167,666         14,531,956

         Amount in nominal NIS:
         Ordinary shares, par value
          of NIS 0.001                                         83,933            15,950             84,557             16,507

         Deferred shares, par value
          of NIS 0.001                                         15,792            15,157             15,168             14,532
                                                           ==========        ==========         ==========         ==========

Note 20 - Share Capital and Stock Options

         A.       Share capital is composed as follows:

        (1)       These shares are listed on the Tel Aviv Stock Exchange
                  (TASE). On December 31, 2003, the share price on the TASE was NIS 171.00.

                  The ADS, each of which represents 0.2 ordinary shares, par value of NIS 0.001 (hereinafter - Ordinary Shares), are traded on the New York Stock Exchange (NYSE). The ADS price on the NYSE on December 31, 2003 was 7.74 dollars.

         (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in a dividend distribution of any kind.

         (3) On the balance sheet date, subsidiaries hold 15,799 Ordinary Shares and 13,575,441 deferred shares. The amount deducted from the shareholders' equity as at the balance sheet date is adjusted NIS 277,692 thousand.

         (4) A subsidiary of Koor - Koor Trusts (1995) Ltd. (in voluntary liquidation) - holds 624,577 Ordinary Shares of Koor which were issued to it as part of the implementation of the Company's 1995 and 1997 options plans. These shares are held by the subsidiary only for the purpose of granting them to the Company's employees, subject to receipt of the requisite approvals. Until they are granted, the subsidiary undertook that it would not have, in respect of those shares, a right to participate or vote in the general meeting of the shareholders of the Company, or a right to receive a dividend in respect of those shares. If the shares are not used for granting to Company employees as aforesaid until a reasonable time after November 2002, the Company undertook to convert them into deferred shares. On June 1, 2003, a general meeting of the shareholders of Koor resolved to convert the Ordinary shares to deferred shares.

         (5) During 2003, the options in the employee stock option plans (See Note 20C) were exercised for 67,783 ordinary shares.

         B.       Buy-back of Company shares

          On April 7, 2000, Koor's Board of Directors resolved to approve a framework of 50 million dollars for buying back ordinary shares of Koor. In the framework, which was fully utilized in 2000, 538,592 ordinary shares were purchased (approximately 3.4% of the ordinary share capital), at a cost of approximately NIS 219 million. This amount is deducted from the shareholders' equity of the Company.

          On December 31, 2001, the Company purchased 154,637 of its ordinary shares from a subsidiary at the market price. The transaction was treated according to the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Corporation and its Controlling Shareholders), 1996.

          On May 27, 2003, a foreign institutional investor (hereinafter - "the Buyer") purchased 500,000 of the aforementioned Company's shares. The Purchaser declared that the sale was effected without his requesting or receiving any information from the Company, and undertook not to trade the shares to be purchased within a specified period. The sale was effected on that day in an off-market transaction, at the market price, for total consideration of NIS 43.2 million.

          After the sale was effected, in accordance with notice received from the Buyer, the Buyer holds 8.7% of the voting rights in the Company. The Company holds a total of 193,229 of its shares. The amount deducted from shareholders' equity at the balance sheet date in respect of the shares held by the Company and subsidiaries is adjusted NIS 80,321 thousand.

         C.       Stock options to senior employees

         1.       1997 plan:

                  In 1997, 188,968 stock options were allotted under this plan.

                  On March 22, 2000, Koor's Board of Directors resolved to amend the plan so that for an employee who resigned and who holds stock options that vested before his resignation, their exercise period would be until the end of the five years from the inception date of the plan (hereinafter - "Amendment of the exercise period for employees who resign").

                  On August 6, 2000, Koor's Board of Directors resolved that for Company employees who are not related parties in the Company and who did not resign before the end of 2000, the exercise period of each stock option would be extended to the end of 5 years from the vesting date (hereinafter - "Amendment of extension of the exercise period").

                  On November 15, 2001, Koor's Board of Directors resolved that for Company employees on the date of resolution and who are not related parties in the Company the exercise price of their stock options would be amended to NIS 101.38 per share. The Board of Directors also resolved that the technical method of exercise would be the "Bonus Component Method" (see below, in sub-section 2).

         C.       Stock options to senior employees

         1.       1997 plan: (cont'd)

                  On June 5, 2003, the Company's Board of Directors resolved to extend the exercise period of the options of Koor Group employees on the date of the resolution, to December 31, 2010.

                                 Balance of
                               stock option          Exercise          Exercise
                              not exercised             price              date
                              -------------           -------          --------

                                     5,039         NIS 101.38           05/2005
                                    21,000         NIS 101.38           12/2010
                                    ------
                                    26,039
                                    ------
         2.       1998 plan:

                  On August 30, 1998, an extraordinary general meeting of the shareholders of the Company approved a private placement of 400,000 stock options, free of charge, to Company employees. The options are exercisable for up to 400,000 ordinary shares of a par value of NIS 0.001 each (hereinafter - "the Plan"). All the stock options under the Plan were allotted on different dates, and after their expiry, as a result of the retirement and the end of the exercise period, and exercise, 244,158 options remained for exercise as at December 31, 2002.

                  Under the terms of the Plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the financial benefit inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the benefit component (above and hereafter - "the Benefit Component Method").

                  On March 22, 2000, the Board of Directors approved an amendment of extension of the exercise period for employees who resign, applicable to option holders under the Plan who are not related parties (see Note 20C(1)). The Board of Directors also resolved that for these option holders, the exercise price would be adjusted in respect of distribution of a dividend for all the options, even if the vesting date preceded the entitlement to the dividend.

                  On October 6, 2000, the Board of Directors approved the amendment of extension of the exercise period for Company employees who are not related parties in the Company and who did not retire before the end of 2000.

                  On November 15, 2001, the Board of Directors approved the amendment of the exercise price to NIS 101.38 per share for Company employees on the resolution date who are not related parties in the Company.

         C.       Stock options to senior employees

         2.       1998 plan: (cont'd)

                  On June 5, 2003, the Company's Board of Directors resolved to extend the exercise period of the options for Koor Group employees on the resolution date to December 31, 2010.

                               Balance of
                             stock option          Exercise          Exercise
                            not exercised             price              date
                            -------------        ----------          --------

                                   3,333         NIS 101.38           07/2006
                                  62,593         NIS 101.38           12/2010
                               ---------
                                  65,926
                               ---------

         3.        2000 Plan:

                  On August 6, 2000, the Board of Directors of the Company approved the 2000 stock options plan, which was previously approved on June 14, 2000 by the Executive Committee of the Board of Directors. The main points of the plan are these:

                  1) A total framework was approved for the allotment of 400,000 stock options theoretically exercisable for up to 400,000 ordinary shares of the Company, i.e. about 2.5% of the ordinary issued share capital of the Company.

                  2) The options will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Benefit Component Method.

                  3) The exercise price of each stock option, pursuant to the amendment by the Board of Directors of the Company on November 15, 2001, will be NIS 101.38 per share.

                  4) The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options.

                  5) The stock options will vest in accordance with a division of the options into three batches, so that at the end of the first year from the record date (June 14, 2000) or from the date on which the employee started work in the Company (whichever is the later), one third of the quantity allotted will vest, and the remaining two thirds of the quantity will vest at the end of each of the two subsequent years. The exercise period of each vested option is 5 years from the vesting date.

                  6) On October 5, 2000, the total quantity of 400,000 stock options was allotted to a trustee.

         C.       Stock options to senior employees

                  7) On June 5, 2003, the Company's Board of Directors resolved to extend the exercise period of the options of Koor Group employees on the date of the resolution to December 31, 2010.


                               Balance of
                             stock option          Exercise          Exercise
                            not exercised             price              date
                            -------------        ----------          --------

                              61,667              NIS  101.38         12/2010
                             =======              ===========

         4.       2003 Plan:

                  On July 27 2003, a general meeting of shareholders approved Stock Option Plan 2003, which had been approved previously by the Audit Committee of the Company's Board of Directors and by the Board of Directors, on May 25, 2003 and June 5, 2003, respectively. The key points of the Plan are:

                  1) A total framework was approved for the allotment of 1,200,000 stock options, theoretically exercisable for up to 1,200,000 ordinary shares of the Company, i.e. about 6.8% of the ordinary shares (fully diluted) of the Company.

                  2) The options allotted to the trustee will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Benefit Component Method.

                  3). The exercise price of each stock option will be NIS 96 per share, linked to the CPI.

                  4) The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options. In any event, the total number of offerees under Plan 2003 will not exceed 35 offerees, including the Company's directors and the CEO.

                  5) The vesting of each offeree, to exercise the options for shares, will be graduated, over a three-year period from the record date, whereby at the end of each calendar half-year, one-sixth of the total number of options issued to the trustee on his behalf will vest.

                  6) Options not exercised by December 31, 2010 will expire.

                  7) The Plan will be taxed under the Capital Gains Track, under the provisions of Section 102 of the Income Tax Ordinance and the regulations promulgated hereunder. Any tax to be imposed in respect of the exercise of the options will be borne solely by the offerees. And on the other hand, the Company will be unable to claim any tax deduction for the expense.

         C.       Stock options to senior employees (cont'd)

         4.       2003 Plan: (cont'd)

                  8) Also approved within the framework of the approval of Plan 2003 was the granting of 350,000 options out of the total number, to seven directors (except for two directors who are controlling shareholders in the Company, directly or indirectly), divided equally, as well as 175,000 options to the Company's CEO. The balance of the options is intended for other employees and officers of the Koor Group.

                  9) The balance of options remaining as at December 31, 2003 is 951,789 options.

         Changes in the options during 2003:


                                          1997 Plan          1998 Plan         2000 Plan         2003 Plan              Total
                                        -----------        -----------       -----------       -----------            -------
         Balance as at
          beginning of year                 36,321            244,158           161,667                 -            442,146
         Granted                                 -                  -                 -           982,125            982,125
         Exercised                         (10,282)          (101,071)          (53,333)          (30,336)         *(195,022)
         Expired                                 -            (77,161)          (46,667)                -           (123,828)
                                        -----------        -----------       -----------       -----------          ---------
         Balance as at end
          of year                           26,039             65,926            61,667           951,789           1,105,421
                                        ==========        ===========       ===========       ===========          ==========

         *        Because of the "Benefit Component Method", a total of 67,783 ordinary shares of the Company were issued.



Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

         A.       General:

         The Company and certain subsidiaries have entered into forward transactions and option contracts, in order to hedge assets and liabilities denominated in foreign currency and in order to reduce the overall exposure of commitments for the purchase of raw materials and the sale of goods, in currencies other than the function currency. Those subsidiaries neither hold nor issue financial instruments for trading purposes.

         B. Details of the open foreign exchange transactions made to hedge the company's and subsidiaries' assets and liabilities in foreign currency as at December 31, 2003:


                                                           Forward               Call               Put               Swap
                                                       Transaction            options           options       transactions
                                                       -----------      -------------     -------------     --------------
                                                                               NIS thousands
                                                       -------------------------------------------------------------------

         Purchase of Dollars in exchange for:
           NIS                                              6,569            223,387           332,804            157,644
           European currencies                            169,467            585,034           177,078                  -
           Brazilian Real                                 135,749                  -                 -                  -
           Japanese Yen                                    13,137                  -                 -                  -
                                                       ----------         ----------      ------------      -------------

                                                         324,922            808,421           509,882            157,644
                                                       ==========         ==========      ============      =============

         Sale of Dollars in exchange for:

           NIS                                             45,980            175,160                 -            157,644
           European currencies                             39,849             99,570           692,320                  -
           Brazilian Real                                       -                  -                 -            108,161
                                                       ----------         ----------      ------------      -------------

                                                           85,829            274,730           692,320            265,805
                                                       ==========         ==========      ============      =============
         Sale of Euro in exchange
          for Swiss franc                                  13,137                  -                 -                  -
                                                       ==========         ==========      ============      =============


         C. The company entered into interest swap agreements (IRS) totaling 50 million dollars, in order to reduce exposure to fluctuations in interest rates. In the transaction, a variable-interest was exchanged for a fixed-interest.


         D.       Fair value of financial instruments:

         Condensed data of monetary assets and liabilities, whose fair value as at December 31, 2003, based on their market value, is significantly different from those presented in the financial statements, is as follows:

                                           Carrying               Fair
                                             amount              value
                                     --------------     --------------
                                                NIS millions
                                     ---------------------------------

         Investments in affiliates             870                 985

         D.       Fair value of financial instruments: (cont'd)

         The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable, debentures and convertible debentures and other financial instruments is approximate or similar to at their fair value.


         E.       Credit risk of trade receivables:

                                                                    NIS millions
                                                                    ------------

         Condensed data of credit risk of trade receivables
          as at December 31, 2003:
         Receivables insured by credit card companies                        553
         Receivables insured by foreign trade risk
          insurance                                                           18
         Receivables - Government authorities and Bezeq                       43
         Other receivables, including checks and credit card
          companies                                                       1,447
                                                                    ------------

         Total, including non-current receivables                         2,061
                                                                    ============

         In Management's opinion, the financial statements include suitable provisions in respect of exposure to doubtful debts.

         The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.

         F.       Linkage terms of monetary balances:

         (1)      Consolidated
                                                       December 31, 2003                           December 31, 2002
                                     ----------------------------------------------  -----------------------------------------------
                                          In foreign     Linked  Unlinked    Total      In foreign   Linked    Unlinked       Total
                                         currency or     to the                        currency or   to the
                                      linked thereto        CPI                     linked thereto      CPI
                                     ---------------  ---------  ---------   ------  --------------  -------    --------  ----------
                                                        NIS thousands                               NIS thousands
                                     ----------------------------------------------  -----------------------------------------------

         Assets
         Current assets:
         Cash and cash equivalents      491,889            -     101,514   593,403        694,700           -      95,399    790,099
         Short-term deposits and
          investments                    87,534      150,495     128,780   366,809        356,437     457,799     224,247  1,038,483
         Trade receivables            1,794,141       11,945     246,375 2,052,461      1,617,799      24,665     344,413  1,986,877
         Other accounts receivable      139,050       25,770      85,608   250,428        205,932      24,558     101,844    332,334
         Investments and other
          long-term receivables         217,970       59,565       2,823   280,358        225,441      80,080       5,418    310,939
                                     ----------      -------     ------- ---------    -----------     -------    --------  ---------

                                      2,730,584      247,775     565,100 3,543,459      3,100,309     587,102     771,321  4,458,732
                                     ==========      =======     ======= =========    ===========     =======    ========  =========

         Liabilities
         Current liabilities:
         Credits from banks and
          others (not including
          current maturities of
          long-term liabilities)        647,098            -     267,162   914,260        978,277           -     326,742  1,305,019
         Trade payables               1,030,693            -     312,090 1,342,783        892,449           -     290,734  1,183,183
         Other accounts payable         642,646      171,487     407,953 1,222,086        665,569     151,790     562,821  1,380,180
         Long-term loans and
          debentures (including
          current maturities)         2,488,222    1,627,955       7,072 4,123,249      3,255,314   2,087,082       7,662  5,350,058
                                     ----------    ---------     ------- ---------    -----------   ---------   ---------  ---------

                                      4,808,659    1,799,442     994,277 7,602,378      5,791,609   2,238,872   1,187,959  9,218,440
                                     ==========    =========     ======= =========    ===========   =========   =========  =========



         F.       Linkage terms of monetary balances:

         (2)      Company
                                                       December 31, 2003                           December 31, 2002
                                     ----------------------------------------------  -----------------------------------------------
                                          In foreign     Linked  Unlinked    Total      In foreign   Linked    Unlinked       Total
                                         currency or     to the                        currency or   to the
                                      linked thereto        CPI                     linked thereto      CPI
                                     ---------------  ---------  ---------   ------  --------------  -------    --------  ----------
                                                        NIS thousands                               NIS thousands
                                     ----------------------------------------------  -----------------------------------------------

         Assets
         Cash and cash equivalents        4,066             -    5,139     9,205         14,484         -      10,307       24,791
         Short-term deposits and
          investments                    57,202       144,133  109,471    310,806       252,253   453,356     155,110      860,719
         Other receivables               11,074             -   23,598     34,672        18,600         -      30,559       49,159
         Short term loans to investees
          companies                           -        13,951        -     13,951             -    18,558           -       18,558
         Other investments and receivables  109        32,028        4     32,141           116    54,166          34       54,316
         Investments and other long-term
          receivables:
         Investees companies (including
          current maturities of loans)   12,753        53,449 1,319,870 1,386,072         5,948   114,749   1,380,670      1,501,367
                                        -------       ------- --------- ---------     --------- ---------   ---------      ---------

                                         85,204       243,561 1,458,082 1,786,847       291,402   640,828   1,576,680      2,508,910
                                        =======       ======= ========= =========     ========= =========   =========      =========

         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities
          of long-term liabilities)     169,704             -         5   169,709       176,148         -      17,682        193,830
         Trade payables                      85             -       418       503            67         -       1,191          1,258
         Other accounts payable           4,408        12,057    26,858    43,323         7,547    14,908      55,607         78,062
         Long-term liabilities
          (including
          current maturities of loans)  373,268     1,648,201     8,125 2,029,594       617,585 2,046,319           -      2,663,904
                                        -------     ---------    ------ ---------     --------- ---------     -------      ---------

                                        547,465     1,660,258    35,406 2,243,129       801,347 2,061,227      74,480      2,937,054
                                        =======     =========    ====== =========     ========= =========     =======      =========


Note 22 - Liens and Guarantees

         A. In order to secure some liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. They also pledged a portion of their shares in investee companies.

                  Regarding the pledge in respect to an investment grant - see
                  Note 10A(2).


         B. The balances of secured liabilities are as follows:

                                                           Consolidated
                                                  ------------------------------
                                                           December 31
                                                  ------------------------------
                                                       2003                 2002
                                                  ---------     ----------------
                                                         NIS thousands
                                                  ------------------------------

            Credit from banks                       392,341           431,165
            Loans from banks and others and
             debentures (including
             current maturities), see Note
             15, and also C and D below           1,288,411         1,797,463
                                                 ----------       --------------

                                                  1,680,752         2,228,628
                                                 ==========       ==============


         C. The convertible debentures, which were issued by M-A Industries, are guaranteed by first level fixed symbolic lien with a deposit to the amount of NIS 1 for the Trustee of the convertible debenture holders (see Note 15B)


         D. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:

                                         Consolidated           Company
                                   ----------------------   --------------------
                                         December 31           December 31
                                   ----------------------   --------------------
                                         2003        2002      2003         2002
                                   ----------  ----------   -------   ----------
                                        NIS thousands         NIS thousands
                                   ----------------------   --------------------

                  Subsidiaries              -           -   314,125      289,526
                  Affiliates              340       6,831       340        6,831
                  Others               67,723     110,033       154       15,136
                                   ----------   ---------   -------   ----------

                                       68,063     116,864   314,619      311,493

         D. Guarantees to banks and others for loans and for assuring credit lines and other guarantees: (cont'd)


         1) In certain cases when advances from customers are received, a subsidiaries provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 302,782 thousand, and NIS 426,898 thousand, as at the years ending December 31, 2003 and 2002, respectively.

         2) In connection with the Bezeq agreement to transfer ownership of public switching, Bezeq received from Koor a guarantee in the amount of NIS 115 million. See also Note 18A(5).

         3) A consolidated company signed a guarantee for a major customer to pay any amounts up to 40 million dollars in relation to an indemnification, that the consolidated company signed for the same customer, on account of breaches of contracts to Bezeq, the Israeli Communication Company. The guarantee is at least till 2015.

         4) A consolidated company and its subsidiary in Brazil are, under certain conditions, a guarantor to financial institutions for credit that its customers received in relation to commercial sales of the consolidated company to those customers. The balance of guarantees, as at the balance sheet date, was approximately 85 million dollars. (December 31, 2002 approximately 63 million dollars).

         5) Tadiran Com. was sold to the purchasing company in a transaction of representations.
                  According to the terms of the transaction, if it transpires that the condition of Tadiran Com. is materially different from the representation made, the purchaser will be entitled to compensation from Tadiran. Under the terms of the sale, the commitment with respect to the accuracy of a large part of the material representations was limited in time, and has expired. Koor is a guarantor to the commitments of Tadiran.

         6) There are also guarantees, in an unlimited amount, to ensure due performance of work and customer agreements, product warranty, advance payments received and guarantees on behalf of liabilities to customs and excise authorities.

         7) As a condition for the continued availability, see Notes 3 and 18.

Note 23 - Data concerning Items in Statements of Operations

         A.       Revenues from sales and services - net (1) (2) (3):

         Consolidated:
                                           Year ended December 31
                                     -------------------------------------------
                                        2003              2002              2001
                                     -------  ----------------   ---------------
                                                 NIS thousands
                                     -------------------------------------------

         Local:
         Industrial operations       757,759           899,768          914,356
         Trading operations          262,692          *644,591         *602,474

         Abroad:
         Industrial operations -
          export and
          international operations 5,902,716         5,157,580        5,347,902
         Trading operations          767,263          *397,851         *598,687
                                   ---------   ---------------   ---------------

                                   7,690,430         7,099,790        7,463,419
                                   =========   ===============   ===============

         (1)  Not including agency
               sales                 386,491           315,124          357,755
                                   =========   ===============   ===============

         (2)  Including sales to
               major customer        753,863           415,442          668,629
                                   =========   ===============   ===============

         (3)  Including sales under
               long-term credit
               arrangements (see also
               Note 2Q)                    -                 -              756
                                   =========   ===============   ===============

         (4)  Revenues and expenses
               relating to work
               performed under
               long-term contracts:
              Revenues               979,950         1,359,621        1,091,090
              Costs                 (793,260)         (949,898)        (896,849)
                                   ---------   ---------------   ---------------

                                     186,690           409,723          194,241
                                   =========   ===============   ===============

         *  Reclassified

-------------------------------------------------------------------------------

         B.       Cost of sales and services - consolidated:

                                           Year ended December 31
                                     -------------------------------------------
                                        2003              2002              2001
                                     -------  ----------------   ---------------
                                                 NIS thousands
                                     -------------------------------------------
         Industrial operations:

         Materials                 2,757,523         2,766,122        2,951,420
         Labor                       775,567           906,158          968,353
         Subcontracted work           49,725            68,009           49,110
         Depreciation and
          amortization               180,228           189,720          191,801
         Research and development
          expenses, net (*)          221,343           256,313          278,670
         Other manufacturing
          expenses                   533,736           493,684          450,324
                                   ---------   ---------------   ---------------
                                   4,518,122         4,680,006        4,889,678
                                   =========   ===============   ===============

         Less - expenses charged
          to cost of fixed assets      8,027            10,350            9,976
                                   ---------   ---------------   ---------------
                                   4,510,095         4,669,656        4,879,702

         Decrease in inventory
          of goods and work in
          process                     43,428            13,057           23,129
                                   ---------   ---------------   ---------------
                                   4,553,523         4,682,713        4,902,831
                                   =========   ===============   ===============

         Increase in inventory
          of finished goods          (18,778)         (208,753)         (27,769)
                                   ---------   ---------------   ---------------
                                   4,534,745         4,473,960        4,875,062
                                   ---------   ---------------   ---------------
         Trading operations:

         Merchandise                 537,512           533,532          515,786
         Labor                        93,235            69,319          101,485
         Depreciation                 26,873            29,160           33,593
         Others                      200,579           209,809          239,760
                                   ---------   ---------------   ---------------
                                     858,199           841,820          890,624
                                   ---------   ---------------   ---------------
                                   5,392,944         5,315,780        5,765,686

         (*) Net of grants and
              participations that
              were received and
              royalties that were
              paid, net               (1,952)              788           12,403


         C.       Selling and marketing expenses - consolidated:

                                           Year ended December 31
                                     -------------------------------------------
                                        2003              2002              2001
                                     -------  ----------------   ---------------
                                                 NIS thousands
                                     -------------------------------------------
         Salaries                    258,260           251,372          255,025
         Commissions                 142,256            97,030          109,196
         Advertising expenses         30,384            45,584           45,069
         Depreciation and
          amortization                97,086            78,843           65,544
         Other                       412,471           341,948          340,267
                                   ---------   ---------------   ---------------

                                     940,457           814,777          815,101
                                   =========   ===============   ===============

-------------------------------------------------------------------------------

         D.       General and administrative expenses:


                                             Consolidated                               Company
                                 ---------------------------------------   --------------------------------------
                                           Year ended December 31                    Year ended December 31
                                 ---------------------------------------   --------------------------------------
                                         2003           2002        2001           2003           2002       2001
                                 ------------  -------------  ----------   ------------  -------------  ---------
                                               NIS thousands                             NIS thousands
                                 ---------------------------------------   --------------------------------------

         Salaries                     217,525        234,098     235,199         17,325         24,342     17,284
         Bad and doubtful
          debts                        36,903         33,933      29,983              -              -          -
         Depreciation and
          amortization                 24,070         30,797      28,996          1,342          1,665      1,749
         Other                        182,246        190,541     230,017         22,497         22,129     23,032
                                 ------------  -------------  ----------   ------------  -------------  ---------
                                      460,744        489,369     524,195         41,164         48,136     42,065
                                 ============  =============  ==========   ============  =============  =========


         E.       Financing expenses (income), net:

                                             Consolidated                               Company
                                 ---------------------------------------   --------------------------------------
                                           Year ended December 31                    Year ended December 31
                                 ---------------------------------------   --------------------------------------
                                         2003           2002        2001           2003           2002       2001
                                 ------------  -------------  ----------   ------------  -------------  ---------
                                               NIS thousands                             NIS thousands
                                 ---------------------------------------   --------------------------------------


         In respect of
          convertible
          debentures                   15,319         17,825       6,576            612          1,139      5,607
         In respect of
          debentures                        -            651       2,301              -               -          -
         In respect of
          long-term loans             141,078        240,713     364,845         94,641        170,283    239,501
         In respect of
          short-term loans
          and credit                  182,868        168,478     214,512         (2,458)        15,024     43,316
         Amortization of
          capital raising
          expenses                      2,106          2,250         739               -              -       573
         Losses (gains)
          from marketable
          securities, net             (72,681)        44,112     (52,392)       (61,974)        35,691    (45,066)
         Interest
          capitalized to
          fixed assets and
          work in process                (371)       (14,860)    (15,176)              -              -          -
         Expenses (income)
          from investees, net                -              -           -        (1,251)         6,479     (5,296)
         Expenses (income)
          from deposits and
          others, net                 (40,119)       (50,732)    (88,968)         5,538        (28,808)   (40,187)
                                 ------------  -------------  ----------   ------------  -------------  ---------
                                      228,200        408,437     432,437         35,108        199,808    198,448
                                 ============  =============  ==========   ============  =============  =========



Note 23 - Data to Items in Statements of Operations (cont'd)

         F.       Other income (expenses), net

         1.       Consolidated
                                                                                  Year ended December 31
                                                                    ---------------------------------------------
                                                                           2003              2002            2001
                                                                    -----------   ---------------    ------------
                                                                                    NIS thousands
                                                                    ---------------------------------------------


         Sale of investments and activities in investees
          (including changes in rates of holding)                        32,916           342,343         (59,401)
         Expenses relating to the termination,
          sale of activities and sale and write down
          of assets, net                                               (107,306)         (164,401)       (402,067)
         Supplemental severance pay and pensions                        (28,279)         (126,997)        (82,723)

         Management services affiliated companies                         2,272             2,674           2,290
         Joint ventures, net                                                   -                 -          1,499
         Compensation for damages                                         5,580            37,957             920
         Amortization of goodwill                                      (118,736)          (91,085)        (83,567)
         Miscellaneous, net                                              (6,168)            5,333             389
                                                                    -----------   ---------------    ------------
                                                                       (219,721)            5,824        (622,660)
                                                                    ============  ===============    ============


         2.       Company

                                                                                  Year ended December 31
                                                                    ---------------------------------------------
                                                                           2003              2002            2001
                                                                    -----------   ---------------    ------------
                                                                                    NIS thousands
                                                                    ---------------------------------------------

         Profit (loss) from sale of investments in
          investee companies                                              7,039           336,621         (53,725)
         Net changes in value of long-term assets                       (12,382)          (10,036)               -
         Rental income, net*                                              7,216             9,219                -
         Capital gain from sale of fixed assets                             (96)           29,189               2
         Miscellaneous, net                                               3,914               438           1,821
                                                                    -----------   ---------------    ------------
                                                                          5,691           365,431         (51,902)
                                                                    ===========   ===============    ============
         *        Depreciation included in the Item                         668             1,235                -
                                                                    ===========   ===============    ============




Note 23 - Data to Items in Statements of Operations (cont'd)

         G. Equity of the Koor Group in the operating results of affiliates, net

         1.       Consolidated

                                                                                  Year ended December 31
                                                                    ---------------------------------------------
                                                                           2003              2002            2001
                                                                    -----------   ---------------    ------------
                                                                                    NIS thousands
                                                                    ---------------------------------------------



         Affiliate companies, net (1)                                   108,049           245,703         682,779
         Amortization of goodwill (2)                                     5,774             6,388       1,211,746
                                                                    -----------   ---------------    ------------
                                                                        113,823           252,091       1,894,525
                                                                    ===========   ===============    ============

         (1) Including loss from a discontinued operation
                in an affiliate                                               -           110,911          98,363
                                                                    ===========   ===============    ============

         (2)  Including write-off of goodwill in an affiliate                 -                 -       1,114,931
                                                                    ===========   ===============    ============

2.       Company

                                                                                  Year ended December 31
                                                                    ---------------------------------------------
                                                                           2003              2002            2001
                                                                    -----------   ---------------    ------------
                                                                                    NIS thousands
                                                                    ---------------------------------------------


         Equity of Koor in operating results for the year (1)            64,790          (900,592)     (1,148,606)
         Amortization of goodwill (2)                                   (28,520)          (23,159)     (1,214,788)
                                                                    -----------   ---------------    ------------
                                                                         36,270          (923,751)     (2,363,394)
                                                                    ===========   ===============    ============

         Dividend received\proposed                                      23,043            28,663         858,702
                                                                    ===========   ===============    ============


         (1) Including loss from a discontinued operation
               in an affiliate                                                -           110,911          98,363
                                                                    ===========   ===============    ============

         (2) Including write-off of goodwill in investee companies            -                 -       1,114,931
                                                                    ===========   ===============    ============


      H.  Results of discontinued operations
                                                                                                       Year ended
                                                                                                      December 31
                                                                                                             2001
                                                                                                    -------------
                                                                                                    NIS thousands
                                                                                                    -------------

         Pre-tax loss on income                                                                           (29,992)
         Effect of tax                                                                                          -
         Minority share                                                                                       713
                                                                                                     ------------
                                                                                                          (29,279)
                                                                                                     ============


      I. Income (expenses) from investee companies and their participation in expenses - Company


                                                                            Year ended December 31
                                        -------------------------------------------------------------------------------------------
                                                    2003                      2002                        2001
                                        ------------------------  ------------------------  ---------------------------------------
                                                                                                                         Companies
                                                                                                                             whose
                                        Consolidated  Affiliated  Consolidated  Affiliated  Consolidated  Affiliated  activity was
                                           companies   companies     companies   companies     companies   companies   discontinued
                                        ------------  ----------  ------------  ----------  ------------  ----------  -------------
                                                                                NIS thousands
                                        -------------------------------------------------------------------------------------------


         Income:

         Management services                  25,006           -        35,573           -        34,161           -              -
                                        ============  ==========  ============  ==========  ============  ==========  =============

         Administrative expenses -
         Salary and other
          administrative expenses              1,679           -         9,002           -         7,991           -              -
                                        ============  ==========  ============  ==========  ============  ==========  =============

         Financing income
          (expenses), net                      2,828           5        (6,480)          2         5,940           6           (650)
                                        ============  ==========  ============  ==========  ============  ==========  =============

         Rental income, net                        -           -           654           -             -           -              -
                                        ============  ==========  ============  ==========  ============  ==========  =============



Note 24 - Business Segments

         A.       The Koor Group operates in the following business segments:

                  The Company's telecommunication activities are focused in two companies - Telrad Networks Ltd., which develops and markets telecom products and provides end-user solutions, and ECI Telecom Ltd., an affiliate company, that provides solutions for access networks (Inovia) and transmission systems and optical networks (Enavis, Lightscape).

                  The Company's agrochemical activities are carried out through Makhteshim Agan, considered a world's foremost manufacturer of generic crop protection solutions. Makhteshim Agan produces a full range of products, including insecticides, fungicides and herbicides, as well as plant growth regulators. In addition, the Company is engaged in specialty aroma chemicals and other different kinds of chemicals.

                  Activities in the defense space are carried out mainly by the Elisra Electronics Industries Ltd. Group, a leader in the planning, development and manufacturing of solutions for electronic warfare and defense, wireless communication systems, command and control systems, pilot rescue systems and advanced communications systems.

                  Activities in venture capital investments space are carried out through the Koor Corporate Venture Capital partnership, which invests in high-tech companies and venture capital funds with high growth potential. Most of the investments are in the fields of communication and life sciences.

                  The Company's remaining business activities are in tourism, through Sheraton Moriah, which holds the Sheraton Hotel chain in Israel and the affiliated company Knafayim-Arkia, which holds 74% of the Arkia airline company which provides aviation and holiday services and leases aircrafts to other companies. Additional activities include international trade through several companies.

                  In 2001 the construction and infrastructures segment discontinued operations due to the discontinuation of activity of USM (which was consolidated in the construction and infrastructures segment. See Note 23H.

         B. Segment sales include products sold and services rendered to unrelated customers, which are not part of the group. Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately.

                  Segment operating earnings include all costs and expenses directly related to the relevant segment and charged on a proportionate basis, expenses that benefit more than one segment. Expenses and revenue presented in the statements of operations after operating earnings are not taken in account in the determination of operating earnings or loss. Identifiable assets by industry segments are those assets that are used by Koor in its activities in each segment.


Note 24 - Business Segments (cont'd)

         C.     Data regarding business segments of the Koor Group:

                                                                  Year ended December 31
                              ----------------------------------------------------------------------------------------------
                                            2003                           2002                            2001
                              ----------------------------  ------------------------------   -------------------------------
                                NIS thousands            %   NIS thousands              %     NIS thousands               %
                              ---------------   ----------  ---------------   ------------   ---------------   -------------


         Revenues from
          sales and services:
         Segments:
         Telecommunication           796,059         10.35         814,108           11.47        1,217,399           16.31
         Defense electronics       1,286,432         16.73       1,687,551           23.77        1,412,425           18.93
         Agro-chemicals and
          other chemicals          5,191,913         67.51       4,140,471           58.32        4,101,360           54.95
         Others                      416,026          5.41         457,660            6.44          732,235            9.81
                              ---------------   ----------  ---------------   ------------   ---------------   -------------
         Total segments            7,690,430        100.00       7,099,790          100.00        7,463,419          100.00
                              ===============   ==========  ===============   ============   ===============   =============


                                                                  Year ended December 31
                              ----------------------------------------------------------------------------------------------
                                            2003                           2002                            2001
                              ----------------------------  ------------------------------   -------------------------------
                                NIS thousands            %   NIS thousands              %     NIS thousands               %
                              ---------------   ----------  ---------------   ------------   ---------------   -------------


         Pre-tax earnings
          (losses):
         Operating
          earnings (loss)
          according to
          segments:

         Telecommunication              3,158         0.34       (178,623)         (34.43)         (212,742)          (55.73)
         Defense electronics           (4,294)       (0.46)        78,853           15.20            56,187            14.72
         Agro-chemicals
          and other chemicals         949,290       102.61        658,507          126.93           587,050           153.79
         Venture capital
          investments                  (1,445)       (0.16)        (7,894)          (1.52)           (8,293)           (2.17)
         Others                       (21,536)       (2.33)       (32,062)          (6.18)          (40,490)          (10.61)
                              ---------------   ----------  --------------    ------------   ---------------   -------------
         Total segments               925,173       100.00        518,781          100.00           381,712           100.00
                              ===============   ==========  ==============    ============   ===============   =============

         Joint general
          expenses                    (28,888)                    (38,917)                         (23,275)
                              ---------------   ----------  --------------    ------------   ---------------   -------------
         Total operating
          earnings                    896,285                     479,864                          358,437
         Financing
          expenses, net              (228,200)                   (408,437)                        (432,437)
         Other income
          (expenses), net            (219,721)                      5,824                         (622,660)
         Transfer to
          statement of income
          of translation
          differences of
          autonomous
          investee in
          voluntary liquidation             -                    (390,901)                              -
                              ---------------               --------------                   ---------------
         Pre-tax
          earnings (losses)           448,364                    (313,650)                       (696,660)
                              ===============               ==============                   ===============




Note 24 - Business Segments (cont'd)


         C.       Data regarding business segments of the Koor Group: (cont'd)

         The Koor Group's equity in the excess of losses over earnings of affiliates, net, is as follows:

                                                                  Year ended December 31
                              ----------------------------------------------------------------------------------------------
                                            2003                           2002                            2001
                              ----------------------------  ------------------------------   -------------------------------
                                NIS thousands            %   NIS thousands              %     NIS thousands               %
                              ---------------   ----------  ---------------   ------------   ---------------   -------------


         Telecommunications         (101,795)        89.43       (246,998)          97.98       (1,884,621)           99.48
         Defense
          electronics                   (130)         0.11           (172)           0.07           (1,093)            0.06
         Venture capital
          investments                   (329)         0.30           (329)           0.13              (82)            0.00
         Others                      (11,569)        10.16         (4,592)           1.82           (8,729)            0.46
                                   ----------       -------     ----------       --------      ------------         --------

                                    (113,823)       100.00       (252,091)         100.00       (1,894,525)          100.00
                                   ==========       =======     ==========       =========     ============         ========

                                                                            December 31
                                                   ------------------------------------------------------------
                                                              2003                           2002
                                                   ----------------------------  ------------------------------
                                                     NIS thousands            %    NIS thousands              %
                                                   ---------------   ----------  ---------------   ------------


         Identifiable assets:

         Segments:
         Telecommunications                                778,182         7.50          923,686           8.15
         Defense electronics                             1,104,515        10.66        1,379,797          12.17
         Agro-chemicals and other chemicals              7,329,815        70.69        7,640,956          67.41
         Venture capital investments                       223,733         2.16          284,283           2.51
         Others                                            932,586         8.99        1,105,797           9.76
                                                   ---------------   ----------  ---------------   ------------
         Total segments                                 10,368,831       100.00       11,334,519         100.00
                                                                     ==========                    ============

         Corporate assets                                  557,162                     1,056,983
         Affiliates**                                      943,764                     1,041,296
                                                   ---------------                ---------------

                                                        11,869,757                    13,432,798
                                                   ===============                ===============


         **    Including an investment in ECI as at December 31, 2003 and 2002 in the amount of NIS 726 million and NIS 810 million respectively, which operates in the telecommunications segment.


         C.       Data regarding business segments of the Koor Group: (cont'd)


                                                                            December 31
                                                   ------------------------------------------------------------
                                                              2003                           2002
                                                   ----------------------------  ------------------------------
                                                     NIS thousands            %    NIS thousands              %
                                                   ---------------   ----------  ---------------   ------------


         Identifiable liabilities

         Segments:
         Telecommunications                                263,873         9.12          395,125          13.21
         Defense electronics                               728,443        25.16          912,345          30.51
         Agro-chemicals and other chemicals              1,733,760        59.89        1,469,201          49.13
         Venture capital investments                         8,930         0.31                -              -
         Others                                            159,870         5.52          213,876           7.15
                                                   ---------------   ----------  ---------------   ------------
         Total segments                                  2,894,876       100.00        2,990,547         100.00
                                                                     ==========                    ============

         Corporate liabilities                              63,676                        79,841
                                                   ---------------               ---------------
                                                         2,958,552                     3,070,388
                                                   ===============               ===============



                                                                  Year ended December 31
                              ----------------------------------------------------------------------------------------------
                                            2003                           2002                            2001
                              ----------------------------  ------------------------------   -------------------------------
                                NIS thousands            %   NIS thousands              %     NIS thousands               %
                              ---------------   ----------  ---------------   ------------   ---------------   -------------



         Capital
          investments:
         Segments:
         Telecommunications             7,173         2.25          15,554           1.19            59,685            6.13
         Defense
          electronics                  28,210         8.85          45,753           3.48            53,187            5.46
         Agro-chemicals
          and other
          chemicals                   277,195        86.94       1,241,091          94.53           821,754           84.37
         Venture capital
          investments                       -            -               -              -             2,928            0.30
         Others                         6,262         1.96          10,464           0.80            36,487            3.74
                              ---------------   ----------  ---------------   ------------   ---------------   -------------
         Total segments               318,840       100.00       1,312,862         100.00           974,041          100.00
                                                ==========                    ============                     =============

         Discontinued
          activity                          -                            -                              194
         Corporate assets                 392                          108                              386
                              ---------------               ---------------                        -------------
                                      319,232                    1,312,970                          974,621
                              ===============               ===============                        =============




Note 24 - Business Segments (cont'd)

         C.       Data regarding business segments of the Koor Group: (cont'd)

                                                                  Year ended December 31
                              ----------------------------------------------------------------------------------------------
                                            2003                           2002                            2001
                              ----------------------------  ------------------------------   -------------------------------
                                NIS thousands            %   NIS thousands              %     NIS thousands               %
                              ---------------   ----------  ---------------   ------------   ---------------   -------------


         Depreciation and
          amortization:
         Segments:
         Telecommunications            44,696        10.17          57,664          13.67            62,547           15.55
         Defense electronics           39,297         8.94          49,825          11.81            50,718           12.61
         Agro-chemicals
          and other
          chemicals                   318,492        72.47         278,482          66.03           238,712           59.34
         Venture capital
          investments                                    -               -             -              1,859            0.46
         Others                        37,029         8.42          35,792           8.49            48,436           12.04
                              ---------------   ----------  ---------------   ------------   ---------------   -------------
         Total segments               439,514       100.00         421,763         100.00           402,272          100.00
                                                ==========                    ============                     =============

         Discontinued
          activity                          -                            -                           12,228
         Corporate assets              13,050                        1,817                            2,744
                              ---------------                 -------------                  --------------
                                      452,564                      423,580                          417,244
                              ===============                 =============                  ==============



         D.       Revenues from sales and services by geographic location



                                                                                          Year ended December 31
                                                                              ----------------------------------------------
                                                                                    2003             2002               2001
                                                                              ----------   ----------------   --------------
                                                                                            NIS thousands


         North America                                                        1,152,009          1,125,925         1,225,494
         Europe                                                               2,473,635          1,864,012         1,906,611
         South America                                                        1,670,256          1,213,485         1,663,223
         Asia and Australia                                                   1,050,873          1,123,387           923,134
         Africa                                                                 323,206            228,632           228,127
         Israel                                                               1,020,451          1,544,349         1,516,830
                                                                              ----------   ----------------   --------------
                                                                              7,690,430          7,099,790         7,463,419
                                                                              ==========   ================   ==============



         E.       Assets by geographic location of manufacturing operation

                                                                                                        December 31
                                                                                             --------------------------------
                                                                                                       2003              2002
                                                                                             --------------     -------------
                                                                                              NIS thousands     NIS thousands
                                                                                             --------------     -------------


         Israel                                                                                  8,636,399        11,371,319
         South America                                                                           1,530,178         1,502,393
         Europe                                                                                  1,495,176           297,074
         United States                                                                             167,808           177,698
         Others                                                                                     40,196            84,314
                                                                                             --------------     -------------
                                                                                                11,869,757        13,432,798
                                                                                             ==============     =============



         F.       Capital investments in assets by geographic location

                                                                                                        December 31
                                                                                             --------------------------------
                                                                                                       2003              2002
                                                                                             --------------     -------------
                                                                                              NIS thousands     NIS thousands
                                                                                             --------------     -------------


         Israel                                                                                    248,131         1,239,314
         Brazil                                                                                     40,725            56,581
         United States                                                                               2,719             9,463
         Others                                                                                     27,657             7,612
                                                                                             --------------     -------------
                                                                                                   319,232         1,312,970
                                                                                             ==============     =============


Note 25 - Transactions and Balances with Interested Parties

         A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

         1.       Claridge Group (Claridge).

         2.       Anfield Ltd.

         B. On October 15, 2002 the Board of Directors of Bank Hapoalim B.M. decided, on the distribution of a dividend in kind of all its holdings in the Company. On November 27, 2002, the date of actual distribution, Bank Hapoalim B.M. ceased to be an interested party in the Company.

                  During the period when Bank Hapoalim B.M. was an interested party, Koor and its consolidated companies also made transactions with Bank Hapoalim. These transactions, which were mainly for receipt of banking services, were made in the normal course of business, and therefore, no separation is made with regard to the management and the recording of the transactions.


         C.       Benefits to interested parties - Company

         1. Directors (*)


                                                                                       Year ended December 31
                                                                                ---------------------------------------------
                                                                                    2003               2002              2001
                                                                                --------           --------        ----------
                                                                                               NIS thousands
                                                                                ---------------------------------------------



            Directors not employed by the Company:
            Annual compensation and participation
            in meetings:

            Claridge Group                                                         115                245               157
                                                                                =======         ==========         =========
            Number of directors                                                      3                  3                 3
                                                                                =======         ==========         =========

            Poalim Assets (Shares) Ltd.                                              -                 95               130
                                                                                =======         ==========         =========
            Number of directors                                                      -                  2                 2
                                                                                =======         ==========         =========

            Other directors                                                        442                533               482
                                                                                =======         ==========         =========
            Number of directors                                                      8                 10                 9
                                                                                =======         ==========         =========

           (*) Including directors who have been replaced during the year.


         2.       Consultancy services


                                                                                           Year ended December 31
                                                                                ---------------------------------------------
                                                                                    2003               2002              2001
                                                                                --------           --------        ----------
                                                                                               NIS thousands
                                                                                ---------------------------------------------


                  Claridge                                                        1,789              1,871             1,800
                                                                                =======         ==========         =========

                  Poalim Capital Markets and Investment Ltd.                          -              1,433             1,800
                                                                                =======         ==========         =========

                  The Company has agreements with interested parties - Poalim
                  Capital Markets and Investments Ltd. (Poalim) (at the time when Bank Hapoalim B.M. was an interested party) and Claridge for the receipt of consultancy services. These services include, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements include instructions regarding the indemnification of the consultants (Claridge/Poalim) in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage.

                  In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed 400,000 dollars to each of the consultants. The agreements are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

                  On the date on which Bank Hapoalim ceased to be an interested party in Koor, the agreement with Poalim expired.


Note 26 - Earnings (Loss) Per Share

             A. Adjusted net earnings (loss) used in the computation of earnings per NIS 1 par value of the share capital:



                                                                                           Year ended December 31
                                                                                ---------------------------------------------
                                                                                    2003               2002              2001
                                                                                --------           --------        ----------
                                                                                               NIS thousands
                                                                                ---------------------------------------------


             Net earnings (loss) used in the computation
             of earnings (loss)  per  NIS 1 par value of shares                 46,362           (766,969)         (2,650,927)
                                                                                =======         ==========      ==============


             B. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings (loss) per NIS 1 par value of the share capital:


                                                                                           Number of ordinary shares
                                                                                ---------------------------------------------
                                                                                    2003               2002              2001
                                                                                --------           --------        ----------


         Total share capital used in the computation of
         Earnings (loss) per share                                           15,716,725            15,173,291        15,188,463
                                                                             ==========            ==========        ==========


         C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 4% (December 31, 2002 - 6%, December 31, 2001 - 4%) for
                  securities linked to the CPI.


Note 27 - Events Subsequent to the Balance Sheet Date

         1. In March 2004, the Board of directors of ECI resolved to distribute 7.6 million shares of ECtel as a dividend to the shareholders of ECI. After this distribution, which is subject, inter alia, to the approval of the Court, ECI will hold about 16% of the shares in ECtel, and Koor will hold about 13% of these shares.

         2. Subsequent to the balance sheet date, Cisco decided to purchase all of the shares of Riverhead Inc. from its shareholders, in consideration for 39 million dollars. The share of Koor CVC in the consideration amounts to approximately 7 million dollars. The projected pre-tax gain to Koor is about 4 million dollars.

         3. With respect to the sale of 7.3% of the shares of M-A Industries, see Note 3.C(10).

         4. With respect to the issuance of convertible securities to Knafayim shares, see Note 3.F(2).

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements

         A. Koor's consolidated financial statements conform with Israeli generally accepted accounting principles ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("US GAAP") as described below:

                  1.       Effect of inflation

                  In accordance with Israeli GAAP:
                  The consolidated financial statements of Koor are expressed in terms of a uniform monetary unit - the Israeli shekel inflation-adjusted which follows adjustment in respect to the changes in the Consumer Price Index (CPI). (See Note 2B).

                  In accordance with US GAAP: The financial statements should be expressed in current nominal historical monetary terms.

                  Measuring on the basis of the change in the CPI, which reflects the effect of changes in the general price level in the Israeli economy, provides a very valid picture of the financial position, results of operations and the cash flows of the Koor Group for both Israeli and US accounting purposes.

                  In view of the above, no data on the effect of the differences between measurements on the basis of cost adjusted to the CPI or on the basis of historical cost, were included.


                  2.       ECI and TTL - merger

                  In accordance with Israeli GAAP:
                  The merger between ECI and TTL in 1999 was recorded in Koor's financial statement at book values and treated based on the accounting principles in exchange of similar asset transactions. Pursuant to the merger agreement, shares of TTL held by Tadiran were exchanged for ECI shares at an exchange rate determined in the merger agreement.

                  In accordance with US GAAP:
                  According to EITF 98-3 the merger of ECI and TTL is not considered as an exchange of similar assets in respect of Koor and Tadiran and therefore a capital gain from the realization of TTL is recorded and an original differential is recorded on behalf of ECI and allocated to goodwill.
                  In 2001 Koor's management decided to reduce the book value of the investment in ECI in respect of decrease in value of an other than temporary nature. Therefore, the Company wrote-off the balance of the goodwill in the amount of NIS 164 million.

                  In 2001 Tadiran sold its shareholding in ECI to Koor. Therefore, the deferred taxes which were created during the merger were realized and an income tax expense in the amount of NIS 133 million was recorded.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  3. Debt arrangement within the framework of an overall financial arrangement

                  In accordance with Israeli GAAP:
                  Koor reported an extraordinary gain in 1991 as a result of restructuring part of its debts.

                  In accordance with US GAAP:
                  In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for doubtful Debt Restructuring" future interest payments must be deducted from the restructuring of an old debt. The recognition of non-realized earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date. As at December 31, 2002, the entire balance of the deferred interest was fully amortized.


                  4.       Deferred taxes

                  a) Deferred taxes in respect to inflation adjustment differences

                           In accordance with Israeli GAAP:
                           Koor does not provide deferred taxes in respect to adjustment differences to the CPI for assets defined as "immune assets" in the Law for Taxation Under Inflationary Conditions and for which the depreciation period is at least 20 years.

                           In accordance with US GAAP:
                           Under FAS No. 109, a provision for deferred taxes should be made for all temporary differences, without relation to the period of amortization of the assets.

                  b) Deferred taxes in companies which adjust their financial statements for inflation on the basis of changes in the US dollar exchange rate.

                           In accordance with Israeli GAAP:
                           Certain companies, which adjust their financial statements on the basis of changes in the Dollar exchange rate, create deferred taxes in respect to all the differences between the amounts of assets (mainly in respect to fixed assets and inventory) as stated in the financial statements and the amounts for tax purposes.

                           In accordance with US GAAP:
                           According to paragraph 9(f) of FAS No. 109, deferred taxes should not be provided in respect to differences, the source of which is in the difference of assets and liabilities for accounting purposes and their amounts for tax purposes, where the source of the tax difference stems from different measuring bases for accounting purposes and for tax purposes.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  4.       Deferred taxes (cont'd)

                  c)       Earnings from "Approved Enterprises"

                           Under the Israeli Law for the Encouragement of Capital Investments, 1959, a 25% tax rate is applicable on the profits, when an "approved enterprise" is going the grant track, during the benefits period.

                           Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. A company that received such a dividend is entitled to a 15% tax credit, if and when this dividend is paid to its shareholders.

                           An "approved enterprise" which chooses the "alternative benefits" track is exempted from income tax on undistributed profits.

                           In the event that a dividend is distributed out of tax-exempt earnings of the "approved enterprise" under the "alternative benefits" track, the distributing company will be subject to a 25% tax on the distributed earnings. Furthermore, the shareholders will be liable to tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

                  In accordance with Israeli GAAP:
                  Deferred tax should not be provided in respect to the undistributed tax-exempt earnings of an "approved enterprise" of subsidiaries, whose earnings have been reinvested and will not be distributed to the company shareholders.

                  Koor has not provided deferred tax in respect to undistributed tax-exempt earnings attributed to the "approved enterprise" of subsidiaries, which may be distributed, since it is the Group's policy not to initiate such a dividend distribution.

                  In accordance with US GAAP:
                  A reserve for deferred tax should be provided on the undistributed tax-exempt earnings of local subsidiaries established subsequent to December 15, 1992, as their distribution results an additional tax.

                  5. Handling of "benefit component" in respect of options issued to employees

                  In accordance with Israeli GAAP:
                  The overall "benefit component", in respect to options granted to employees of Koor, is not charged as an expense in the statement of operations.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  5. Handling of "benefit component" in respect of options issued to employees (cont'd)

                  In accordance with US GAAP:

                  a) Fixed Option Plan:

                           Under US GAAP (APB-25), the "benefit component" is measured as the difference between the share market price and the exercise price of the option, at the date of grant. The benefit is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted.

                  b) Variable Option Plans:

                           In the event that the options have been issued to employees for the future performance of work or services, the benefit is charged to salary expense in the statement of operations. The "benefit component" is measured as the difference between the share market price and the exercise price of the option at the end of each reporting period, and the proportional part of the period which has passed, in relation to amounts previously recorded at the beginning of that reporting period.


                  6.       The accounting treatment of quoted securities:

                  In accordance with Israeli GAAP:
                  Quoted securities which constitute a short-term investment (see Note 2F) are stated at market value. Quoted securities which constitute a permanent investment is stated at cost (regarding debentures, including accumulated interest), except where market value is lower, and the decline in value is not considered to be temporary.

                  In accordance with US GAAP:
                  FAS No. 115 divides quoted securities, into three types: securities held for a short period and traded at a high frequency (trading securities), available for sale securities and held to maturity securities.

                  A change in the value of trading securities, including unrealized earnings, is charged to the statement of operations, while unrealized earnings after tax, if any, of the available for sale type is reported as a separate item within shareholders' equity.

                  Most of the securities held by the Company are available-for-sale securities.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  7. Allocation of proceeds from an issuance to debentures, when securities are issued as a package (issuance by Koor in 1994):

                  According to the accounting policy at this issuance:
                  The proceeds from an issuance of debentures and stock warrants, as a package, are allocated to debentures according to their face value while the remainder of the proceeds is attributed to the share warrants.

                  In accordance with US GAAP:
                  The proceeds from an issuance of share options and convertible debentures, as a package, are split based on the relative fair value, of these securities at the date of issuance. This will sometimes result in the recording of a discount in respect of the convertible debentures that is to be amortized as interest expense over the term of debentures.

                  As at December 31, 2003, the entire balance of the deferred interest was amortized in full.

                  8.      Convertible securities of investee companies

                  In accordance with Israeli GAAP:
                  According to Opinion No. 48 and 53 of the ICPAI, a parent company is required to create a provision for losses, which it may incur from the dilution of its holdings in investee companies, when it is probable that the share options will be exercised or the debentures will be converted.

                  In accordance with US GAAP:
                  A loss in the parent company resulting from the dilution of its holdings, because of share options being exercised or debentures being converted, is recorded only at the time of exercise or conversion.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  9. Employee severance benefits as a part of an efficiency program (up to and including 2002):

                  In accordance with Israeli GAAP:
                  Employee severance benefits, as part of future anticipated dismissals, are recorded when management decides on the dismissals, and/or when management intended on the dismissals.

                  In accordance with US GAAP:
                  According to the provisions of EITF 94-3, which was in effect until December 31, 2002, employee severance benefits, when dismissal is part of an efficiency program, are charged as an expense in the financial statements only when all the following conditions exist:

                  a) Management has the appropriate authority to dismiss employees and the efficiency program includes all employee severance benefits.

                  b) Management notified employees of its intention to dismiss them, while supplying them with full details regarding employee severance benefits.

                  c) The plan for dismissals states specifically the names of the dismissed employees, their positions and their duties.

                  d) The period of time for completion of the program of dismissals indicates that a significant change in the plan is not likely to occur.

                  10.      Earnings per share:

                  In accordance with Israeli GAAP:
                  In accordance with Opinion No. 55, the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.

                  In accordance with US GAAP:
                  In accordance with FAS 128 "earnings per share" - basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential effect of ordinary share options considered outstanding during the year.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  11.      Acquiring an Investment in stages:

                  In accordance with Israeli GAAP:
                  Opinion 68 determines that when acquiring an investment in stages, it is necessary to calculate the original differentials and record the investment according to the equity method from the date when the holding constitutes an initial material influence onwards.

                  In accordance with US GAAP:
                  When acquiring an investment in stages, it is necessary to calculate post factum for each acquisition the original differentials created by the acquisition, on the date an initial influence becomes material, even if on that date the Company did not yet have a material influence, and to implement the equity method retroactively.

                  12.      Venture capital investments:

                  In accordance with Israeli GAAP:
                  Venture capital fund investments in venture capital investments will be represented according to their cost less a provision for devaluation in the event of a permanent devaluation.

                  In accordance with US GAAP:
                  Venture capital fund investments will be represented according to their fair value.

                  13.      Revenue recognition - SAB 101:

                  In accordance with US GAAP:
                  During the fourth quarter of 2000, the US SEC published Staff Accounting Bulletin No. 101 (hereinafter - "SAB 101"), which provides criteria for revenue recognition which is stricter with the revenue recognition rules, which are to be implemented retroactively to the beginning of 2000, by way of cumulative effect to the beginning of the year and presentation of the previous quarters once again.
                  ECI implemented these guidelines in its statements, which are prepared in accordance with US GAAP.

                  The cumulative effect of the sales cancelled upon initial adoption of SAB 101, was spread over the years 2000 through 2003. Commencing with 2004, there will be no additional effect deriving from the cancellation of these revenues.

                  In accordance with Israeli GAAP:
                  The provision does not apply in Israel, although it is possible to adopt the principles set out in the rule, if management estimates that the method of revenue recognition prescribed in SAB 101 is appropriate for economic and commerce conditions presently existing in its area of business.
                  This rule was adopted as of the fourth quarter of 2000, without implementing cumulative effect to the beginning of 2000 and without presenting data, which has already been published in the past. Therefore, cumulative effect has been recorded in the adjustment note in 2000 in the sum of NIS 39,456 thousand.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  14.      Exchange of assets:

                  In accordance with Israeli GAAP:
                  In 2001 NetEye shares were transferred from Telrad to ECtel, as described in Note 3D(2), the transaction treated based on the accounting principles in Exchange of Similar Assets transactions and therefore neither a profit nor a loss was recorded.

                  In accordance with US GAAP:
                  According to EITF 98/3 this transaction is not seen as an Exchange of Similar Assets transaction and therefore a profit of NIS 29,166 thousand was recorded.

                  During 2003 Telrad sold portions of ECtel's shares, the profit recorded under US GAAP was lower than the one recorded under Israeli GAAP as their book value was lower in accordance with Israeli GAAP.

                  In 2001 Millenia shares previously held by the minority shareholders, were purchased in exchange for M-A Industries' shares (as described in Note 3C(3). This transaction was also treated as an Exchange of Similar Assets under the Israel GAAP. According to the US GAAP this transaction was not seen as an exchange of similar assets and therefore a profit of NIS 6,439 thousand was recorded.

                  In 2002 a consolidated company of Telrad was merged with another company. According to Israeli GAAP, this transaction is treated as an Exchange of Similar Assets, and therefore no profit is recognized. According to US GAAP, the transaction is not an Exchange of Similar Assets and therefore a profit of NIS 15,105 thousand was recorded.


                  15.      Financial Derivatives

                  In accordance with Israeli GAAP:
                  The Company applied FAS 52, FAS 80 and EITF 90-17 to its financial derivatives.

                  In accordance with US GAAP:
                  As of 2001, the Company applied FAS 133 to the derivatives based on the cumulative effect at the beginning of the year (NIS 2,718 thousand).

                  According to US GAAP, the financial derivatives of the Company are stated at fair value and changes in the fair value are charged to the statement of operations in the period they occurred.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  16. Securitization agreement of M-A Industries and its consolidated companies

                  In accordance with Israeli GAAP:
                  This transaction was treated as a sales transaction, only in relation to the sale of customer debts which were included in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, and the proceeds were received in cash or with an undeferred liability.

                  In accordance with US GAAP:
                  Until 2002, the transaction did not meet the criteria set out in FAS 140 for the classification as a sales transaction. Therefore, the transaction was treated as a secured borrowing, and the balance of customers in 2002 increased by 101.8 million dollars and by 95.5 million dollars in 2001, against a similar increase in short-term credit.

                  As of July 2003, the transaction meets the criteria set out in FAS 140 and is classified as a sale transaction.


                  17.      Impairment of Assets

                  In accordance with Israeli GAAP:
                  The Company applied Standard No. 15 under which the Company needs to test the recoverable amount of the assets, which is the higher of the net sales price and usage value. A loss from impairment will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date of which the last impairment was recognized.

                  In accordance with US GAAP:
                  The Company applied FAS 144 with respect to long-lived assets and APB 18 with respect to equity method investees. Under FAS 144 an impairment of long-lived asset is recorded only if the undiscounted cash flows of the related asset does not cover its book value.

                  Under APB 18 a loss is recorded only when the impairment investees is other than temporary. Both under FAS 144 and under APB 18 reversals of impairments are not allowed, unless the assets are held for sales.

                  ECI's Impairment:

                  In accordance with Israeli GAAP, on September 30, 2002 the Company wrote down its investment in ECI by NIS 130 million (see Note 3A(1)). Of the NIS 130 million write down, the Company realized a capital reserve from foreign currency translation adjustments generated by Koor in relation to its investment in ECI, in the amount of NIS 105 million. The balance of NIS 25 million was charged to the statement of income.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  17.      Impairment of Assets (cont'd)

                  ECI's Impairment:  (cont'd)

                  In November 2003, the Company reversed the impairment in the amount of NIS 73 million. The cancellation was recorded against the capital reserve from translation differences (credit) which was realized when the provision was recorded.

                  In accordance with US GAAP, under FAS 52, a capital fund from translation differences will be realized upon realization of the investment or liquidation of the investee company. Accordingly, an expense in respect to impairment in value was charged to the statement of operations.
                  In addition, the excess of Koor's share in ECI's shareholders equity over its investment in ECI was attributed to ECI's non-current assets.

                  Due to the fact that Koor's share in ECI's shareholders' equity is higher than its investment in ECI, the excess of Koor's share in the equity over the investment was attributed to ECI's non-current assets.

                  According to US GAAP the impairment was not reversed.

                  18.      Goodwill and Other assets:

                  In accordance with Israeli GAAP:
                  Goodwill is amortized over its economic life but no more than 20 years. Goodwill is monitored for a decrease in value where there are indications indicating a permanent decrease in the value of the goodwill.

                  In accordance with US GAAP:
                  Starting on January 1, 2002, goodwill balances will not be amortized systematically but will be monitored by means of an impairment test to be carried out at least once a year on a fixed date in accordance with the directives in FAS 142, where in the first year of implementation the impairment test will be on January 1, 2002. Amortization of goodwill caused following the first implementation of the impairment test on January 1, 2002, will be recorded as a cumulative effect in respect of a change in the accounting method. Accordingly, a cumulative effect of NIS 806 thousand was recorded in the adjustment note in 2002.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  19. Adjustment on net loss of ECI as being reported according to the US GAAP to the net loss as being reported according to the Israeli GAAP:


                                                                                                                   Year ended
                                                                                                                  December 31
                                                                                                                         2003
                                                                                                                --------------
                                                                                                                US$ thousands
                                                                                                                --------------


                  Net loss of ECI based on its reported profit according to US GAAP                                  (71,040)
                  Adjustments:
                  Timing differentials for revenue recognition for implementation of SAB 101                          (5,905)
                  Finance income - FAS 133                                                                            (4,843)
                  Tax expenses                                                                                          (956)
                  Write-down of excess cost attributed to intangible assets                                           (1,556)
                  Profit from marketable securities                                                                    1,282
                  Decline in value of assets                                                                           2,452
                                                                                                                -------------
                  Net loss of ECI according to Israeli GAAP                                                          (80,566)
                                                                                                                =============

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements

         1.       Statements of operations:



                                                                                           Year ended December 31
                                                                                ---------------------------------------------
                                                                                    2003               2002              2001
                                                                                --------           --------        ----------
                                                                                               NIS thousands
                                                                                ---------------------------------------------


         a) Net earnings (loss) as reported, according to
            Israeli GAAP                                                         46,362           (766,969)       (2,650,927)
                                                                             -----------       -------------   --------------
            Amortization of deferred interest in respect of
             the restructuring of debts                                                -              4,812             6,726
            Deferred taxes                                                       (67,144)             5,906            55,689
            Salary expenses in respect of share options
             issued to employees                                                (185,276)               486           (18,725)
            Loss (gain) from marketable securities, net                          (58,319)            54,145           (13,633)
            Provisions for anticipated losses from realization
             of convertible securities in investee companies                      50,729               (515)           (8,092)
            Amortization of discount in respect of
             convertible debentures                                                  (18)              (338)           (1,067)
            Severance pay arising from an efficiency program                     (10,181)             7,130             2,408
            Capital gain from a decline in holding in
             consolidated company                                                      -              6,199                  -
            Acquiring an investment in stage                                           -                   -            4,652
            Venture capital investments                                           15,790            (16,327)              769
            Amortization of goodwill in accordance
             with a merger of ECI and TTL                                              -                   -         (164,175)
            Temporary differences resulting from recognition
             of revenue arising from application of SAB 101                        7,949              2,230            36,060
            Profit from exchange of assets                                             -             15,105            35,605
            Discontinuing activities                                                   -                835                  -
            Impairment in value                                                   (4,983)             5,858
            Differences from investee due to impairment
             previously recorded                                                 (10,583)           (14,342)                 -
            Foreign currency translation due to impairment                        (9,093)          (105,124)                 -
            Amortization of goodwill and other assets                             29,533             87,234                  -
            Derivatives (FAS 133)                                                (34,002)           (27,005)           (1,467)
            Other                                                                  1,078             (4,669)                 -
                                                                              -----------      -------------   ---------------
                                                                                (274,520)            21,620           (65,250)
            Income taxes                                                           1,287               (937)          128,681
            Minority interests in respect of the above                           121,563            (14,469)          (40,143)
            differences                                                       -----------      -------------   ---------------
                                                                                (151,670)             6,214            23,288

           Cumulative effect as beginning of the year                                  -               (806)            2,718
                                                                              -----------      -------------   ---------------
                                                                                (151,670)             5,408            26,006
                                                                              -----------      -------------   ---------------

                  Loss according to US GAAP                                     (105,308)          (761,561)       (2,624,921)
                                                                              ===========      =============   ===============



Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         1.       Statements of operations (cont'd):


         b)       Earnings (loss) per ordinary share


                                                                                           Year ended December 31
                                                                                ---------------------------------------------
                                                                                    2003               2002              2001
                                                                                --------           --------        ----------
                                                                                                    NIS
                                                                                ---------------------------------------------


                  Basic and diluted earnings per ordinary share:

                  As reported according to Israeli GAAP                             3.19            (50.55)          (174.54)
                                                                              ==========       ============     =============

                  As reported according to US GAAP                                (6.81)            (50.18)          (172.81)
                                                                              ==========       ============     =============

                  Weighted average of number of shares
                  and share equivalents according to
                  US GAAP                                                     15,474,614         15,173,291        15,188,463
                                                                              ==========       ============     =============



                  Share equivalents are not reflected in US GAAP due to the fact that they are anti-dilutive.

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         2.       Balance sheet:


                                                                      December 31
                             ----------------------------------------------------------------------------------------------
                                                  2003                                            2002
                             ----------------------------------------------     -------------------------------------------
                                As reported     Adjustments         US GAAP     As reported      Adjustment         US GAAP
                             --------------   -------------    ------------   -------------   -------------   -------------
                                                                     NIS thousands
                             ----------------------------------------------------------------------------------------------


         Investments in
          affiliates               943,764         (60,839)        882,925       1,041,296         (28,296)      1,013,000
         Customers (7)           2,052,461          10,847       2,063,308       2,002,680         462,629       2,465,309
         Investments
          and other
          receivables              483,384          24,865         508,249         571,539          34,627         606,166
         Fixed assets, net       2,928,407          11,455       2,939,862
         Intangible assets
          after
          amortization (8)       2,121,083         119,357       2,240,440       2,396,817         109,463       2,506,280
         Total assets           11,869,757         105,685      11,975,442      13,445,813         578,422      14,024,235

         Other payables (6)      1,270,217          75,551       1,345,768       1,394,455          (2,432)      1,392,023
         Short-term
          liabilities (7)        1,577,402               -       1,577,402       2,315,499         473,137       2,788,636
         Convertible
          debentures (3)           340,270               -         340,270         397,504             (18)        397,486
         Deferred taxes (2)        199,787          69,681         269,468         208,464          90,568         299,032
         Minority
         interests (5)           1,736,531          38,363       1,774,894       1,528,410          36,452       1,564,862
         Capital reserve
          for "available
          for sale" securities           -         (30,074)        (30,074)              -         (62,646)        (62,646)
         (1)
         Capital
          reserves(3)(4)(9)      2,367,341         224,217       2,591,558       2,443,490         163,748       2,607,238
         Retained
          losses(5)             (1,111,142)       (272,056)     (1,383,198)     (1,008,379)       (120,386)     (1,128,765)
         Total
          shareholders'
          equity                 1,740,393         (77,913)      1,662,480       1,727,169         (19,284)      1,707,885


         (1)   Adjustment of value of investment securities to market value.
         (2)   Change in deferred taxes.
         (3)   Debentures issued with stock options.
         (4)   Share options issued to employees.
         (5)   Effects of the reconciliation to US GAAP.
         (6)   Provision for employee severance benefits resulting from an efficiency program, financial derivatives.
         (7)   Securitization agreement, customers revaluation.
         (8)   Original differentials arising from the exchange of shares in the merger, and increasing the holdings in a consolidated company, reversal of systematic provisions related to goodwill and intangible assets.
         (9)   Cumulative foreign currency translation adjustments, cancellation of provision for decline in value of autonomous investee.


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         3.       Comprehensive loss

         "Comprehensive earnings (loss)" consists of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

         Comprehensive earnings (loss) include two components - net earnings and other comprehensive earnings. Net earnings are the earnings stated in the statement of operations and other comprehensive earnings include the amounts that are recorded directly in shareholders' equity and that do not derive from transactions with shareholders.


                                                                                           Year ended December 31
                                                                                ---------------------------------------------
                                                                                    2003               2002              2001
                                                                                --------           --------        ----------
                                                                                                    NIS
                                                                                ---------------------------------------------


         Net loss according to US GAAP                                         (105,308)          (761,561)       (2,624,921)
                                                                              ----------       ------------     -------------

         Other comprehensive earnings, after tax:
         Adjustments from translation of
          financial statements of investee
          companies                                                            (149,231)           395,432           283,583
         Unrealized gains (loss) from securities                                 32,572            (54,145)           13,633
                                                                              ----------       ------------     -------------
         Total other comprehensive earnings (loss)                             (116,659)           341,287           297,216
                                                                              ----------       ------------     -------------

         Total comprehensive loss                                              (221,967)          (420,274)       (2,327,705)
                                                                              ==========       ============     =============


                             Koor Industries Limited

                              Financial Statements
                             As at December 31, 2003